Exhibit 99.2

WOORI BANK

SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

WOORI BANK

INDEPENDENT AUDITOR’S REPORT

(English Translation of a Report Originally Issued in Korean)

To the Shareholder and Board of Directors of Woori Bank

Opinion

We have audited the accompanying separate financial statements of Woori Bank (the “Bank”), which comprise the separate statement of financial position as of December 31, 2020, and the separate statement of comprehensive income, changes in equity and cash flows for the year then ended, and notes to the separate financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Bank as of December 31, 2020, and its separate financial performance and its separate cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Bank in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 3 of the financial statements, which indicates that the outbreak of COVID-19 in 2020 may have a negative impact on the Bank’s financial condition and results of operations.

Other Matters

The separate financial statements of the Bank for the year ended December 31, 2019, were audited by another auditor who expressed an unqualified opinion on those statements on March 16, 2020. Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations.

Those charged with governance are responsible for overseeing the Bank’s financial reporting process.

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Seoul, Korea

March 11, 2021

This report is effective as of March 11, 2021, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

WOORI BANK

SEPARATE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS

ENDED DECEMBER 31, 2020 AND 2019

The accompanying separate financial statements including all footnote disclosures were prepared by and are the responsibility of, the management of Woori Bank.

Kwang Seok Kwon

President and Chief Executive Officer

Main Office Address: (Road Name Address) 51, Sogong-ro, Jung-gu, Seoul

                (Phone Number)                02-2002-3000

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2020 AND 2019

	December 31, 2020	December 31, 2019
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 6 and 45)	7,948,671	5,398,102
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, 12, 26 and 45)	11,182,205	5,429,401
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, 11, 12 and 18)	28,754,381	26,548,853
Securities at amortized cost (Notes 4, 9, 11, 12 and 18)	16,853,082	20,147,137
Loans and other financial assets at amortized cost (Notes 4, 10, 11, 12, 18 and 45)	286,157,837	267,911,339
Investments in subsidiaries and associates (Note 13)	3,382,650	3,161,729
Investment properties (Note 14)	522,451	550,685
Premises and equipment (Note 15)	2,723,752	2,742,944
Intangible assets (Note 16)	297,447	349,273
Assets held for sale (Note 17)	69,857	95
Current tax assets (Note 42)	58,962	27,558
Derivative assets (designated for hedging) (Notes 4, 11, 12 and 26)	174,820	111,764
Other assets (Notes 19 and 45)	131,595	113,750

Total assets	358,257,710	332,492,630

LIABILITIES
Financial liabilities at FVTPL (Notes 4, 11, 12, 20, 26 and 45)	6,527,103	2,956,332
Deposits due to customers (Notes 4, 11, 21 and 45)	277,017,793	252,625,294
Borrowings (Notes 4, 11, 12 and 22)	16,280,035	15,325,821
Debentures (Notes 4, 11 and 22)	21,862,761	22,830,252
Provisions (Notes 23, 44 and 45)	418,340	380,113
Net defined benefit liabilities (Note 24)	1,031	46,826
Current tax liabilities (Note 42)	292,245	115,513
Deferred tax liabilities (Note 42)	135,783	109,998
Derivative liabilities (designated for hedging) (Notes 4, 11, 12 and 26)	28	—
Other financial liabilities (Notes 4, 11, 12, 25 and 45)	12,589,911	15,889,160
Other liabilities (Notes 25 and 45)	126,908	151,581

Total liabilities	335,251,938	310,430,890

(Continued)

The accompanying notes are an integral part of these separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2020 AND 2019 (CONTINUED)

	December 31, 2020	December 31, 2019
	(Korean Won in millions)
EQUITY
Owner’s equity:
Capital stock (Note 28)	3,581,392	3,381,392
Hybrid securities (Note 29)	3,105,070	3,660,814
Capital surplus (Note 28)	1,068,420	269,533
Other equity (Note 30)	(331,099)	(369,855)
Retained earnings (Notes 31 and 32)	15,581,989	15,119,856
Regulatory reserve for credit loss	(2,051,595)	(1,888,816)
Required reversal(provision) of regulatory reserve for credit loss	26,743	(162,779)
Planned reversal(provision) of regulatory reserve for credit loss	26,743	(162,779)

Total equity	23,005,772	22,061,740

Total liabilities and equity	358,257,710	332,492,630

The accompanying notes are an integral part of these separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
	(Korean Won in millions, except for per share data)
Interest income	7,779,563	9,015,701
Financial assets at FVTPL	173	359
Financial assets at FVTOCI	405,916	437,104
Financial assets at amortized cost	7,373,474	8,578,238
Interest expense	2,957,101	4,155,365

Net interest income (Notes 11, 34 and 45)	4,822,462	4,860,336

Fees and commissions income	1,011,315	1,167,983
Fees and commissions expense	183,492	153,490

Net fees and commissions income (Notes 11,35 and 45)	827,823	1,014,493

Dividend income (Notes 11,36 and 45)	122,757	100,708
Net gain on financial instruments at FVTPL (Notes 11, 37 and 45)	472,266	26,733
Net gain on financial assets at FVTOCI (Notes 11 and 38)	20,883	8,245
Net gain on financial assets at amortized cost	18,402	84,240
Net gain on disposals of loans and other financial assets at amortized cost	18,402	84,240
Impairment losses due to credit loss (Notes 11,39 and 45)	(477,502)	(91,455)
General and administrative expenses (Notes 40 and 45)	(3,254,247)	(3,210,287)
Other net operating expenses (Notes 40 and 45)	(787,508)	(321,460)

Operating income	1,765,336	2,471,553

Net loss on valuation of investments in subsidiaries and associates (Note 13)	(28,946)	(43,102)
Net other non-operating expenses	(30,072)	(63,323)

Non-operating income (expenses) (Note 41)	(59,018)	(106,425)

Net income before income tax expense	1,706,318	2,365,128
Income tax expense (Note 42)	396,833	574,297

Net income
(Net income after reflecting the provision of regulatory reserve for credit loss for the years ended December 31, 2020 and 2019 are 1,336,228 million Won and 1,628,052 million Won, respectively) (Note 32)	1,309,485	1,790,831

Net gain (loss) on valuation of equity securities at FVTOCI	55,856	(72,141)
Remeasurement of the net defined benefit liability	12,598	(30,984)

Items that will not be reclassified to profit or loss	68,454	(103,125)
Net gain on valuation of debt securities at FVTOCI	10,567	38,019
Net gain (loss) on foreign currency translation of foreign operations	(18,003)	8,446

Items that may be reclassified to profit or loss	(7,436)	46,465

Other comprehensive income (loss), net of tax	61,018	(56,660)

Total comprehensive income	1,370,503	1,734,171

Earnings per share (Note 43)
Basic and diluted earnings per share (Unit: In Korean Won)	1,643	2,451

The accompanying notes are an integral part of these separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Total equity
	(Korean Won in millions)
January 1, 2019	3,381,392	3,161,963	269,533	(386,840)	14,622,952	21,049,000
Net income	—	—	—	—	1,790,831	1,790,831
Dividends to common stocks	—	—	—	—	(437,625)	(437,625)
Interim dividend	—	—	—	—	(676,000)	(676,000)
Net increase of treasury stocks	—	—	—	28,040	—	28,040
Net loss on valuation of financial assets at FVTOCI	—	—	—	(34,122)	—	(34,122)
Changes in other comprehensive income due to disposal of financial assets at FVTOCI	—	—	—	45,513	(45,513)	—
Net gain on foreign currency translation of foreign operations	—	—	—	8,446	—	8,446
Remeasurement of the net defined benefit liabilities	—	—	—	(30,984)	—	(30,984)
Appropriation of retained earnings	—	—	—	368	(368)	—
Dividends to hybrid securities	—	—	—	—	(134,421)	(134,421)
Issuance of hybrid securities	—	658,470	—	—	—	658,470
Redemption of hybrid securities	—	(159,619)	—	(276)	—	(159,895)

December 31, 2019	3,381,392	3,660,814	269,533	(369,855)	15,119,856	22,061,740

January 1, 2020	3,381,392	3,660,814	269,533	(369,855)	15,119,856	22,061,740
Capital increase with consideration	200,000	—	798,887	—	—	998,887
Net income	—	—	—	—	1,309,485	1,309,485
Dividends to common stocks	—	—	—	—	(676,000)	(676,000)
Net Gain on valuation of financial assets at FVTOCI	—	—	—	66,423	—	66,423
Changes in other comprehensive income due to disposal of financial assets at FVTOCI	—	—	—	2,640	(2,640)	—
Net loss on foreign currency translation of foreign operations	—	—	—	(18,003)	—	(18,003)
Remeasurement of the net defined benefit liabilities	—	—	—	12,598	—	12,598
Appropriation of retained earnings	—	—	—	6,350	(6,350)	—
Dividends to hybrid securities	—	—	—	—	(162,362)	(162,362)
Redemption of hybrid securities	—	(555,744)	—	(31,252)	—	(586,996)

December 31, 2020	3,581,392	3,105,070	1,068,420	(331,099)	15,581,989	23,005,772

The accompanying notes are an integral part of these separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	For the years ended December 31
	2020	2019
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,309,485	1,790,831
Adjustments:
Income tax expense	396,833	574,297
Interest income	(7,779,563)	(9,015,700)
Interest expense	2,957,101	4,155,365
Dividend income	(337,559)	(152,982)

	(4,763,188)	(4,439,020)

Additions of expenses not involving cash outflows:
Loss on financial assets at FVTPL	27,657	—
Loss on financial assets at FVTOCI	781	895
Impairment losses due to credit loss	477,502	91,455
Impairment losses on investments in subsidiaries and associates	28,946	43,102
Losses on derivatives (designated for hedging)	8,455	—
Loss on fair value hedge	68,508	86,214
Loss on other provisions	230,766	108,749
Retirement benefits	151,198	146,022
Depreciation and amortization	426,710	417,168
Loss on disposal of premises and equipment, intangible asset and other assets	1,871	1,534
Impairment loss on premises and equipment, intangible asset and other assets	7,789	26,037
Loss on foreign currency translation	283,601	—
Loss on disposal of assets held for sale	—	205,046

	1,713,784	1,126,222

Deductions of incomes not involving cash inflows:
Gain on financial instruments at FVTPL	—	288,073
Gain on financial assets at FVTOCI	21,664	9,140
Gain on disposal of subsidiaries and associates	3,004	—
Gain on derivatives (designated for hedging)	66,471	90,244
Gain on fair value hedge	9,646	231
Gain on other provisions	73	3,866
Gain on disposal of premises and equipment, intangible asset and other assets	9,142	1,216
Reversal of impairment loss on premises and equipment, intangible asset and other assets	150	85
Gain on disposal of assets held for sale	85	256,829
Other gain	20,600	—

	130,835	649,684

Changes in operating assets and liabilities:
Financial assets at FVTPL	(400,794)	(111,787)
Loans and other financial assets at amortized cost	(20,599,749)	(7,879,149)
Other assets	(20,359)	(157,334)
Deposits due to customers	25,625,839	15,196,289
Provisions	(180,123)	4,360
Net defined benefit liabilities	(181,801)	(280,267)
Other financial liabilities	(2,279,242)	(4,901,977)
Other liabilities	(21,799)	(10,270)

	1,941,972	1,859,865

(Continued)

The accompanying notes are an integral part of these separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (CONTINUED)

	For the years ended December 31
	2020	2019
	(Korean Won in millions)
Interest income received	8,062,141	8,971,435
Interest expense paid	(3,462,950)	(3,898,180)
Dividends received	337,250	152,982
Income tax paid	(237,011)	(457,514)

Net cash inflow from operating activities	4,770,648	4,456,937

Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of financial assets at FVTPL	5,694,898	11,355,894
Disposal of financial assets at FVTOCI	20,177,625	14,598,029
Redemption of securities at amortized cost	5,579,950	8,685,723
Disposal of investments in subsidiaries and associates	157,899	37,489
Disposal of premises and equipment	22,294	7,196
Disposal of intangible assets	—	80
Disposal of assets held for sale	180	996,885
Net increase of other assets	25,979	—

	31,658,825	35,681,296

Cash out-flows from investing activities:
Acquisition of financial assets at FVTPL	7,534,587	11,823,630
Acquisition of financial assets at FVTOCI	22,491,133	23,367,718
Acquisition of securities at amortized cost	2,303,769	6,030,871
Acquisition of investments in subsidiaries and associates	478,542	433,138
Acquisition of investment properties	—	185,173
Acquisition of premises and equipment	100,998	190,677
Acquisition of intangible assets	71,171	95,330
Decrease in liabilities held for sale	—	37,708

	32,980,200	42,164,245

Net cash outflow from investing activities	(1,321,375)	(6,482,949)

Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	12,408,660	12,748,051
Issuance of debentures	7,630,826	7,679,374
Issuance of hybrid securities	—	658,470
Capital increase with consideration	998,887	—
Net increase of other liabilities	3,979	—

	21,042,352	21,085,895

Cash out-flows from financing activities:
Decrease in borrowings	11,018,049	11,204,529
Redemption of debentures	8,457,859	6,744,225
Redemption of lease liabilities	158,725	177,823
Dividends paid to common stocks	676,000	1,113,626
Redemption of hybrid securities	598,850	160,000
Dividends to hybrid securities	162,362	156,691
Net decrease of derivatives (designated for hedging)	5,013	—

	21,076,858	19,556,894

Net cash inflow from financing activities	(34,506)	1,529,001

Net increase(decrease) in cash and cash equivalents	3,414,767	(497,011)

Cash and cash equivalents, beginning of the period	5,398,102	5,723,801

Effects of exchange rate changes on cash and cash equivalents	(864,198)	171,312

Cash and cash equivalents, end of the period (Note 6)	7,948,671	5,398,102

The accompanying notes are integral part of these separate financial statements.

WOORI BANK

NOTES TO THE INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

1.	GENERAL

(1)	Woori Bank

Woori Bank (the “Bank”) was established in 1899 and is engaged in the commercial banking business under the Banking Act, trust business and foreign exchange business under the Financial Investment Services and Capital Market Act.

As of December 31, 2020, the Bank’s shares are wholly owned by Woori Financial Group Inc. (“Woori Financial Group”) which was established in accordance with the Financial Holding Companies Act on January 11, 2019. The Bank has 716 million shares and common stocks amounting to 3,581,392 million Korean Won.

The headquarter of the Bank is located at 51, Sogong-ro, Jung-gu, Seoul, Korea. The Bank has 821 branches and offices in Korea, and 22 branches and offices overseas as of December 31, 2020.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)	Basis of preparation

The Bank maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Bank’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The separate financial statements of the Bank have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The significant accounting policies applied in the preparation of financial statements are stated below, and the accounting policies applied are identical to ones used in the preparation of financial statements, [as of and for the year ended December 31, 2019] except for the effects of adopting new standards or interpretations as explained below.

The financial statements are prepared at the end of each reporting period on the historical cost basis, except for certain non-current assets and financial assets that are either revalued or measured in fair value. Historical cost is generally measured at the fair value of consideration given to acquire assets.

The financial statements of the Bank was approved by the Board of Directors on March 5, 2021, and is planned for an approval in the annual shareholder’s meeting on March 25, 2021.

1)	The Bank has newly adopted the following Korean IFRS that affected the Bank’s accounting policies:

①	Amendments to Korean IFRS 1103 Business Combination – Definition of Business

The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and the definition of output excludes the returns in the form of lower costs and other economic benefits. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, an entity may elect to apply an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The amendment does not have a significant impact on the financial statements.

②	Amendments to Korean IFRS 1001 Presentation of Financial Statements and Korean IFRS 1008 Accounting policies, changes in accounting estimates and errors – Definition of Materiality

The amendments clarify the definition of materiality and amended Korean IFRS 1001 and Korean IFRS 1008 in accordance with the clarified definitions. Materiality is assessed by reference to omission or misstatement of material information as well as effects of immaterial information, and to the nature of the users when determining the information to be disclosed by the Bank. The amendment does not have a significant impact on the financial statements.

③	Amendments to Korean IFRS 1116 Lease – Practical expedient for COVID-19-Related Rent Exemption, Concessions, Suspension

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the rent concession the same way it would account for the change applying this Standard if the change were not a lease modification.

The Bank has changed its accounting policy in accordance with the amendments made to Korean IFRS 1116. The Bank has adopted Korean IFRS 1116 retrospectively, as permitted under the specific transitional provisions in the standard. There was no cumulative impact on the beginning balance of retained earnings as at January 1, 2020 by retrospectively applying this standard, and the Bank did not restate comparatives for the 2019 reporting period. The impact of the adoption of the leasing standard are disclosed in Note 47.

2)

The details of Korean IFRS that have been established and published as of the date of approval for issuance of financial statements but have not yet come into effect and have not been applied earlier by the Bank are as follows:

①

Amendments to Korean IFRS 1009 Financial Instruments, Korean IFRS 1039 Financial Instruments: Recognition and Measurement, Korean IFRS 1107 Financial Instruments: Disclosure, Korean IFRS 1104 Insurance Contracts and Korean IFRS 1116 Leases - Interest Rate Benchmark Reform

In relation to interest rate benchmark reform, the amendments provide exceptions including adjust effective interest rate instead of book amounts when interest rate benchmark of financial instruments at amortized costs is replaced, and apply hedge accounting without discontinuance although the interest rate benchmark is replaced in hedging relationship. The amendments should be applied for annual periods beginning on or after January 1, 2021, and earlier application is permitted.

The Bank owns derivatives, loan receivables, debentures issued that are directly affected by interest rate benchmark reform. Accordingly, the Bank is running a project to successfully replace the existing interest rate benchmark with an alternative benchmark rate. The project’s aim is to minimize business disruptions, mitigate operational risks and reduce possible financial losses. The Bank does not expect that these amendments have a significant impact on the financial statements.

②	Amendments to Korean IFRS 1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korea IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS 2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

③	Amendments to Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets - Onerous Contracts : Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Bank does not expect that these amendments have a significant impact on the financial statements.

④	Annual improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Bank does not expect that these amendments have a significant impact on the financial statements.

•	Korean IFRS 1101 First Adoption of Korean IFRS: Subsidiaries of first-time adopters

•	Korean IFRS 1109 Financial Instruments: 10% test-related fees for the purpose of derecognizing financial liabilities

•	Korean IFRS 1116 Leases: Lease Incentives

The above enacted and amended standards will not have a significant impact on the Bank.

(2)	Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured as the sum of the acquisition-date fair values of the assets transferred by the Bank in exchange for control of the acquiree, liabilities assumed by the Bank and the equity interests issued by the Bank. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the acquiree’s identifiable assets, liabilities and contingent liabilities that meet the condition for recognition under Korean IFRS 1103 are recognized at their fair value, except that:

•

deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with Korean IFRS 1012 Income Taxes and Korean IFRS 1019 Employee Benefits, respectively;

•

liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Bank entered into to replace share-based payment arrangements of the acquiree are measured in accordance with Korean IFRS 1102 Share-based Payment at the acquisition date; and

•

non-current assets (or disposal groups) that are classified as held for sale in accordance with Korean IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations are measured at the lower of their previous carrying amounts and fair value less costs to sell.

Any excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Bank’s previously held equity interest (if any) in the acquiree over the net of identifiable assets and liabilities assumed of the acquiree at the acquisition date is recognized as goodwill which is included in intangible assets.

If, after reassessment, the Bank’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognized immediately in profit of loss as a bargain purchase gain.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable.

When the consideration transferred by the Bank in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration other than the above is remeasured at subsequent reporting dates as appropriate, with the corresponding gain or loss being recognized in profit or loss.

When a business combination is achieved in stages, the Bank’s previously held equity interest in the acquiree is remeasured at fair value at the acquisition date (i.e., the date when the Bank obtains control) and the resulting gain or loss, if any, is recognized in profit or loss (or other comprehensive income, if applicable). Amounts arising from changes in value of interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are recognized, identical to the treatment assuming interests are sold directly.

In cases where i) a common entity ultimately controls over all participating entities, or businesses, in a business combination transaction, prior to and after the transaction continuously, and ii) the control is not temporary, the transaction meets the definition of “business combination under common control” and it is deemed that the transaction only results in the changes in legal substance, and not economic substance, from the perspective of the ultimate controlling party. Thus, in such transactions, the acquirer recognizes the assets and liabilities of the acquiree in its financial statements at the book values as recognized in the ultimate controlling party’s consolidated financial statements, and the difference between the book value of consideration transferred to and the book value of net assets transferred in is recognized as equity.

(3)	Investment in Joint operation

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

When the Bank operates as a joint operator, it recognizes in relation to its interest in a joint operation:

•	its assets, including its share of any assets held jointly;

•	its liabilities, including its share of any liabilities incurred jointly;

•	its revenue from the sale of its share of the output arising from the joint operation;

•	its share of the revenue from the sale of the output by the joint operation; and

•	its expenses, including its share of any expenses incurred jointly.

The Bank accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the Korean IFRSs applicable to the particular assets, liabilities, revenues and expenses.

When the Bank enters into a transaction with a joint operation in which it is a joint operator, such as a purchase of assets, it does not recognize proportional share of profit or loss until the asset is sold to a third party.

(4)	Revenue recognition

Korean IFRS 1115 requires the recognition of revenues based on transaction price allocated to the performance obligation when or as the Bank performs that obligation to the customer. Revenues other than those from contracts with customers, such as interest revenue and loan origination fee (cost), are measured through effective interest rate method.

i)	Revenue from contracts with customers

The Bank recognizes revenue when the Bank satisfies a performance obligation by transferring a promised good or service to a customer. When a performance obligation is satisfied, the Bank recognizes as a revenue the amount of the transaction price that is allocated to that performance obligation. The transaction price is the amount of consideration to which the Bank expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

The Bank recognizes revenue by major sources as shown below:

①	Fees and commission received for brokerage

The fees and commission received for agency are the amount of consideration or fee expected to be entitled to receive in return for providing goods or services to the other parties with the Bank acting as an agency, such as in the case of sales of bancassurance and beneficiary certificates. The majority of these fees and commission received for brokerage are from the business activities relevant to Consumer banking segment.

②	Fees and commission received related to credit

The fees and commission received related to credit mainly include the lending fees received from the loan activity and the fees received in the L/C transactions. Except for the fees and commission accounted for in calculating the effective interest rate, it is generally recognized when the performance obligation has been performed. The majority of these fees and commission received related to credit are from the business activities relevant to Consumer banking and Corporate banking segment.

③	Fees and commission received for electronic finance

The fees and commission received for electronic finance include fees received in return for providing various kinds of electronic financial services through firm-banking and CMS. These fees are recognized as revenue immediately upon the completion of services. The majority of these fees and commission received for electronic finance are from the business activities relevant to Consumer banking and Corporate banking segment.

④	Fees and commission received on foreign exchange handling

The fees and commission received on foreign exchange handling consist of various fees incurred when transferring foreign currency. The point of processing the customer’s request is the time when performance obligation is satisfied, and revenue is immediately recognized when fees and commission are received after requests are processed. The business activities relevant to these fees and commission received on foreign exchange handling are substantially attributable to Corporate banking segment.

⑤	Fees and commission received on foreign exchange

The fees and commission received on foreign exchange consist of fees related to the issuance of various certificates, such as exchange, import and export performance certificates, purchase certificates, etc. The point of processing the customer’s request is the time when performance obligation is satisfied, and revenue is immediately recognized when fees and commission are received after requests are processed. The business activities relevant to these fees and commission received on foreign exchange are substantially attributable to Corporate banking segment.

⑥	Fees and commission received for guarantee

The fees and commission received for guarantee include the fees received for the various warranties. The activities related to the warranty consist mainly of performance obligations satisfied over time and fees and commission are recognized over the guarantee period. The business activities relevant to these fees and commission received for guarantee are substantially attributable to Corporate banking segment.

⑦	Fees and commission received on securities business

The fees and commission received on securities business consist mainly of fees and commission for the sale of beneficiary certificates, and these fees are recognized when the beneficiary certificates are sold to customers. The business activities relevant to these fees and commission received on credit card are substantially attributable to Consumer banking segment.

⑧	Fees and commission from trust management

The fees and commission from trust management consist of fees and commission received in return for the operation and management services for entrusted assets. These operation and management services are performance obligations satisfied over time, and revenue is recognized over the service period. Among the fees and commission from trust management, variable considerations such as profit commission that are affected by the value of entrusted assets and base return of the future periods are recognized as revenue when limitations to the estimates are lifted. The majority of these fees and commission received for brokerage are from the business activities relevant to Consumer banking segment.

⑨	Other fees

Other fees are usually fees related to remittances, but include fees related to various other services provided to customers by the Bank. These fees are recognized when transactions occur at the customers’ request and services are provided, at the same time when commissions are received. These other fees occur across all operating segments and no single operating segment represents majority of other fees.

ii)	Other revenue from contracts with customers

①	Interest income

Interest income on financial assets measured at FVTOCI and financial assets at amortized costs is measured using the effective interest method.

The effective interest method is a method of calculating the amortized cost of debt securities (or group of financial assets) and of allocating the interest income over the expected life of the asset. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial total carrying amount over the expected period, or shorter if appropriate. Future cash flows include commissions and cost of reward points (limited to the primary component of effective interest rate) and other premiums or discounts that are paid or received between the contractual parties, and future cash flows exclude expected credit loss when calculating the effective interest rate. All contractual terms of a financial instrument are considered when estimating future cash flows.

For purchased or originated credit-impaired financial assets, interest revenue is recognized by applying the credit-adjusted effective interest rate to the amortized cost of the financial asset from initial recognition. Even if the financial asset is no longer impaired in the subsequent periods due to credit improvement, the basis of interest revenue calculation is not changed from amortized cost to unamortized cost of the financial assets.

②	Loan origination fees and costs

The commission fees earned on loans, which is part of the effective interest of loans, is accounted for as deferred origination fees. Incremental costs related to the origination of loans are accounted for as deferred origination costs and is being added or deducted to/from interest income on loans using effective interest rate method.

(5)	Accounting for foreign currencies

The Bank’s separate financial statements are presented in Korean Won, which is the functional currency of the Bank. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at its prevailing exchange rates at the date. The effective portion of the changes in fair value of a derivative that qualifies as a cash flow hedge and the foreign exchange differences on monetary items that form part of net investment in foreign operations are recognized in equity.

Assets and liabilities of the foreign operations subject to consolidation are translated into Korean Won at foreign exchange rates at the end of the reporting period. Except for situations in which it is required to use exchange rates at the date of transaction due to significant changes in exchange rates during the period, items that belong to profit or loss are measured by average exchange rate, with foreign exchange differences recognized as other comprehensive income and added to equity. When foreign operations are disposed, the controlling interest’s share of accumulated foreign exchange differences related to such foreign operations will be reclassified to profit or loss.

(6)	Cash and cash equivalents

The Bank is classifying cash on hand, demand deposits, interest-earning deposits with original maturities of up to three months on acquisition date, and highly liquid investments that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value as cash and cash equivalents.

(7)	Financial assets and financial liabilities

1)	Financial assets

A regular way purchase or sale of financial assets is recognized or derecognized on the trade date. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

On initial recognition, financial assets are classified into financial assets at FVTPL, financial assets at FVTOCI, and financial assets at amortized cost.

a)	Business model

The Bank evaluates the way business is being managed, and the purpose of the business model for managing a financial asset best reflects the way information is provided to the management at its portfolio level. Such information considers the following:

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The accounting policies and purpose specified for the portfolio, and the actual operation of such policies. This includes strategy of the management focusing on the receipt of contractual interest revenue, maintaining a certain level of interest income, matching the duration of financial assets and the duration of corresponding liabilities to obtain the asset, and outflow or realization of expected cash flows from disposal of assets

•	The way the performance of a financial asset held under the business model is evaluated, and the way such evaluation is being reported to the management

•	The risk affecting the performance of the business model (and financial assets held under the business model), and the way such risk is being managed

•	The compensation plan for the management (e.g. whether the management is being compensated based on the fair value of assets or based on contractual cash flows received)

•	Frequency, amount, timing and reason for sale of financial assets in the past, and forecast of future sale activities

b)	Contractual cash flows

The principal is defined to be the fair value of a financial assets at initial recognition. Interest is not only composed of consideration for the time value of money, consideration for the credit risk related to remaining principal at a certain period of time, and consideration for other cost (e.g. liquidity risk and cost of operation) and fundamental risk associated with lending, but also profit.

When evaluating whether contractual cash flows are solely payments of principal and interests, the Bank considers the contractual terms of the financial instrument. When a financial asset contains contractual conditions that modify the timing and amount of contractual cash flows, it is required to determine whether contractual cash flows that arise during the remaining life of the financial instrument due to such contractual condition are solely payments of principal and interest. The Bank considers the following elements when evaluating the following:

•	Conditions that lead to modification of timing or amount of cash flows

•	Contractual terms that adjust contractual nominal interest, including floating rate features

•	Early payment features and maturity extension features

•	Contractual terms that limit the Bank’s claim on cash flows arising from certain assets (e.g. non-recourse feature)

•	Terms of holding multiple contractually linked financial tranche that concentrate credit risk

In such case, credit risk comparison information of the instrument itself, the contractual cash flow characteristics of underlying financial instrument group and the underlying financial instrument group

①	Financial assets at FVTPL

The Bank is classifying those financial assets that are not classified as either financial assets at amortized cost or financial assets at FVTOCI, and those designated to be measured at FVTPL, as financial assets at FVTPL. Financial assets at FVTPL are measured at fair value, and fair value gains or losses are recognized in profit or loss Transaction costs related to acquisition at initial recognition is recognized in profit or loss immediately upon its occurrence.

The Bank may, at initial recognition, irrevocably designate a financial asset as measured at fair value through profit or loss if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

②	Financial assets at FVTOCI

When financial assets are held under a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at FVTOCI. Also, for investments in equity instruments that are not held for short-term trade, an irrevocable election is available at initial recognition to present subsequent changes in fair value as other comprehensive income.

At initial recognition, financial assets at FVTOCI is measured at its fair value plus any direct transaction cost, and is subsequently measured in fair value. The changes in fair value except for profit or loss items such as impairment losses (reversals), interest revenue calculated by using effective interest method, and foreign exchange gain or loss, and related income tax effects are recognized as other comprehensive income until the asset’s disposal. Upon derecognition, the accumulated other comprehensive income is reclassified from equity to net income for FVTOCI (debt instruments), and reclassified within the equity for FVTOCI (equity instruments)

③	Financial assets at amortized cost

When financial assets are held under a business model whose objective is to hold financial assets in order to collect contractual cash flows, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at amortized cost. At initial recognition, financial assets at amortized cost are recognized at fair value plus any direct transaction cost. Financial assets at amortized cost is presented at amortized cost using effective interest method, less any loss allowance.

2)	Financial liabilities

At initial recognition, financial liabilities are classified into either financial liabilities at FVTPL or financial liabilities at amortized cost.

Financial liabilities are usually classified as financial liabilities at FVTPL when they are acquired with a purpose to repurchase them within a short period of time, when they are part of a certain financial instrument portfolio that is actually and recently being managed with a purpose of short-term profit and joint management by the Bank at initial recognition, and when they are derivatives that do not qualify as hedging instruments. Financial liabilities at FVTPL are measured at fair value plus direct transaction cost at initial recognition and are subsequently measured at fair value. Gain or loss arising from financial liabilities at FVTPL is recognized in profit or loss when occurred.

It is possible to designate a financial liability as financial liability at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial liability at FVTPL; (b) the financial asset forms part of the Bank’s financial instrument group (a group composed of a combination of financial asset or liability) according to the Bank’s documented risk management or investment strategy, is measured at fair value and is being evaluated for its performance, and such information is provided internally; and (c) the financial liability is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial liability at FVTPL is allowed under Korean IFRS 1109 ‘Financial Instruments’.

Financial liabilities designated as at FVTPL are initially recognized at fair value, with any direct transaction cost recognized in profit or loss, and are subsequently measured at fair value. Any profit or loss from financial liabilities at FVTPL are recognized in profit or loss.

Financial liabilities not classified as financial liabilities at FVTPL are measured at amortized cost. The Bank is classifying liabilities such as deposits due to customers, borrowings and debentures as financial liabilities at amortized cost.

3)	Reclassification

Financial assets are not reclassified after initial recognition unless the Bank modifies the business model used to manage financial assets. When the Bank modifies the business model used to manage financial assets, all affected financial assets are reclassified on the first day of the first reporting period after the modification.

4)	Derecognition

Financial assets are derecognized when contractual rights to cash flows from the financial assets are expired, or when substantially all of risk and reward for holding financial assets is transferred to another entity as a result of a sale of financial assets. If the Bank does not have and does not transfer substantially all of the risk and reward of holding financial assets with control of the transferred financial assets retained, the Bank recognizes financial assets to the extent of its continuing involvement. If the Bank holds substantially all the risk and reward of holding a financial asset, it continues to recognize that asset and proceeds are accounted for as collateralized borrowings.

When a financial asset is fully derecognized, the difference between the book value and the sum of proceeds and accumulated other comprehensive income is recognized as profit or loss in case of FVTOCI (debt instruments), and as retained earnings for FVTOCI (equity instruments).

In case when a financial asset is not fully derecognized, the Bank allocates the book value into amounts retained in the books and removed from the books, based on the relative fair value of each portion at the date of sale, and based on the degree of continuing involvement. For the derecognized portion of the financial assets, the difference between its book value and the sum of proceeds and the portion of accumulated other comprehensive income attributable to that portion will be recognized in profit or loss in case of debt instruments and recognized in retained earnings in case of equity instruments. The accumulated other comprehensive income is distributed to the portion of book value retained in the books, and to the portion of book value removed from the books.

The Bank derecognizes financial liabilities when, and only when, the Bank’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

When the Bank exchanges with the existing lender one debt instrument into another one with substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Bank accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least 10 percent different from the discounted present value of the remaining cash flows of the original financial liability.

5)	Fair value of financial instruments

Financial assets at FVTPL and financial assets at FVTOCI are measured and presented in financial statements at their fair values, and all derivatives are also subject to fair value measurement.

Fair value is defined as the price that would be received to exchange an asset or paid to transfer a liability in a recent transaction between independent parties that are reasonable and willing. Fair value is the transaction price of identical financial assets or financial liabilities generated in an active market. An active market is a market where trade volume is sufficient and objective price information is available due to the fact that bid and ask price differences are small.

When trade volume of a financial instrument is low, when transaction prices within the market show large differences among them, or when it cannot be concluded that a financial instrument is being traded within an active market due to disclosures being extremely shallow, fair value is measured using valuation techniques based on alternative market information or using internal valuation techniques based on general and observable information obtained from objective sources. Market information includes maturity and characteristics, duration, similar yield curve, and variability measurement of financial instruments of similar nature. Fair value amount contains unique assumptions on each entity (the Bank concluded that it is using assumptions applied in valuing financial instruments in the market, or risk-adjusted assumptions in case marketability does not exist).

The market approach and income approach, which are valuation techniques used to estimate the fair value of financial instruments, both require significant judgment. Market approach measures fair value using either a recent transaction price that includes the financial instrument, or observable information on comparable firm or assets. Income approach measures fair value through discounting future cash flows with a discount rate reflecting market expectations, and revenue, operating income, depreciation, capital expenditures, income tax, working capital and estimated residual value of financial investments are being considered when deriving future cash flows. Valuation techniques such as the above include estimates based on the financial instruments’ complexity and usefulness of observable information in the market.

The valuation techniques used in the evaluation of financial instruments are explained below.

a)	Financial assets at FVTPL and Financial assets at FVTOCI

The fair value of equity securities included in financial assets at FVTPL and financial assets at FVTOCI category is recognized in the statement of financial position at its available market price. Debt securities traded in the over-the-counter market are generally recognized at an amount computed by an independent appraiser. When the Bank uses the fair value determined by independent appraisers, the Bank usually obtains three values from three different appraisers for each financial instrument, and selects the minimum amount without making additional adjustments. For equity securities without marketability, the Bank uses the amount determined by the independent appraiser. The Bank verifies the prices obtained from appraisers in various ways, including the evaluation of independent appraisers’ competency, indirect verification through comparison between appraisers’ price and other available market information, and reappraisal done by employees who have knowledge of valuation models and assumptions that appraisers used.

b)	Derivatives

The Bank’s transactions involving derivatives such as futures and exchange traded options are measured at market value. A portion of exchange traded derivatives classified as level 2 in the fair value hierarchy, the fair value is estimated using internal valuation techniques. If there are no publicly available market prices because they are traded over-the-counter, fair value is measured through internal valuation techniques. When using internal valuation techniques to derive fair value, the types of derivatives, base interest rate or characteristics of prices, or stock market indices are considered. When variables used in the internal valuation techniques are not observable information in the market, such variables may contain significant estimates.

c)	Adjustment of valuation amount

The Bank is exposed to credit risk when a counterparty to a derivative contract does not perform its contractual obligation, and the exposure amount is equal to the amount of derivative asset recognized in the statement of financial position. When the Bank earns income through derivatives, such income is recognized as derivative asset in the statement of financial position. Some of the derivatives are traded in the market, but most of the derivatives are measured at estimated fair value derived from internal valuation models that use observable information in the market. As such, in order to estimate the fair value there should be an adjustment made to incorporate counterparty’s credit risk, and credit risk adjustment is being considered when valuing derivative assets such as over-the counter derivatives. The amount of financial liabilities is also adjusted by the Bank’s own credit risk when valuing them.

The amount of adjustment is derived from counterparty’s probability of default and loss given default. This adjustment considers contractual matters that are designed to reduce the Bank’s exposure to each counterparty’s credit risk. When derivatives are under master netting arrangement, the exposure used in the computation of credit risk adjustment is a net amount after adding/deducting cash collateral received (or paid) from loss(or gain) position derivatives with the same counterparty.

6)	Expected credit losses on financial assets

The Bank recognizes loss allowance on expected credit losses for the following assets:

•	Financial assets at amortized cost

•	Debt instruments measured at FVTOCI

•	Contract assets as defined by Korean IFRS 1115

Expected credit losses are weighted-average value of a range of possible results, considering the time value of money, and are measured by incorporating information on current conditions and forecasts of future economic conditions that are available without undue cost or effort.

The methods to measure expected credit losses are classified into following three categories in accordance with Korean IFRS:

•	General approach: Financial assets that do not belong to below two models and unused loan commitments

•	Simplified approach: When financial assets are either trade receivables, contract assets or lease receivables

•	Credit impairment model: Purchased or originated credit-impaired financial assets

The measurement of loss allowance under general approach is differentiated depending on whether the credit risk has increased significantly after initial recognition. That is, loss allowance is measured based on 12-month expected credit loss when the credit risk has not increased significantly after initial recognition, while loss allowance is measured at lifetime expected credit loss when credit risk has increased significantly. Lifetime is the expected remaining life of the financial instrument up to the maturity date of the contract.

The measurement of loss allowance under simplified approach is always based on lifetime expected credit loss, and loss allowance under credit impairment model is measured as the cumulative change in lifetime expected credit loss since initial recognition.

a)	Measurement of expected credit losses on financial asset at amortized cost

The expected credit losses on financial assets at amortized cost is measured by the difference between the contractual cash flows during the period and the present value of expected cash flows. Expected cash inflows are computed for individually significant financial assets in order to calculate expected credit losses.

When financial assets are not individually significant, they are included in a group of financial assets with similar credit risk characteristics and expected credit losses of the group are calculated collectively.

Expected credit losses are deducted through loss allowance account, and when the financial asset is determined to be uncollectible, the loss allowance is written off from the books along with the related financial asset. Changes in loss allowance due to subsequent recoveries of amounts previously written off are recognized in profit or loss.

b)	Measurement of expected credit losses on financial asset at FVTOCI

The measurement method of expected credit loss is identical to financial asset at amortized cost, but changes in the allowance is recognized in other comprehensive income. When financial assets at FVTOCI is disposed or repaid, the related allowance is reclassified from other comprehensive income to net income.

(8)	Offsetting financial instruments

Financial assets and liabilities are presented as a net amount in the statements of financial position when the Bank has an enforceable legal right and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

(9)	Investment properties

The Bank classifies a property held to earn rentals and/or for capital appreciation as an investment property. Investment properties are measured initially at cost, including transaction costs, less subsequent depreciation and impairment.

Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Bank and the cost of an asset can be measured reliably, and the book value of a portion of an asset that are replaced by a subsequent expenditure is removed from the books. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, all other investment properties are depreciated based on the depreciation method and useful lives of premises and equipment. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, and when it is deemed appropriate to change them, the effect of any change is accounted for as a change in accounting estimates.

An investment property is derecognized from the separate financial statements on disposal or when it is permanently withdrawn from use and no future economic benefits are expected even from its disposal. The gain or loss from derecognition of an investment property is calculated as the difference between the net disposal proceeds and the carrying amount of the property, and is recognized in profit or loss of the period.

(10)	Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of premises and equipment is expenditure directly attributable to their purchase or construction, which includes any cost directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of an asset or as a separate asset (if appropriate) if it is probable that future economic benefit associated with the assets will flow into the Bank and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, for all other premises and equipment, depreciation is charged to net income on a straight-line basis by applying the following estimated economic useful lives on the amount of cost or revalued amount less residual value.

Useful life
Buildings used for business purpose	40 years
Structures in leased office	5 years
Properties for business purpose	5 years

The Bank reassesses the depreciation method, the estimated useful lives and residual values of premises and equipment at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate. When there is an indicator of impairment and the carrying amount of a premises and equipment item exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(11)	Intangible assets and goodwill

The Bank is recognizing intangible assets measured at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Bank’s intangible asset are amortized over the following economic lives using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate.

Useful life
Industrial property rights	5 to 10 years
Development costs	5 years
Other intangible assets	5 years or contract period

In addition, when an indicator that intangible assets are impaired is noted, and the carrying amount of the asset exceeds the estimated recoverable amount of the asset, the carrying amount of the asset is reduced to its recoverable amount.

Goodwill is not amortized, but is subject to an impairment test every year, and whenever there is an indicator that goodwill is impaired.

Goodwill is allocated to each of the Bank’s cash-generating unit (or groups of cash-generating units) that is expected to benefit from the synergies of the combination. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit on a pro rata basis based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill cannot be reversed in subsequent periods.

(12)	Impairment of non-monetary assets

Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment by estimating the recoverable amount when there is an objective indication that the carrying amount may not be recoverable. Recoverable amount is the higher of value in use or net fair value, less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in profit or loss.

(13)	Leases

The Bank determines whether the agreement is a lease or includes a lease at the time of the agreement. In exchange for consideration in the contract, if the control over the use of the identified asset is transferred for a period of time, the contract is a lease or includes a lease. In determining whether a contract transfers control of the use of the identified asset, the Bank uses the definition of a lease in Korean IFRS 1116.

1)	The Bank as a lessee

The Bank recognizes the right-of-use asset and the lease liability at the commencement date of the lease. The right-of-use asset is measured at cost, which comprises the amount of the initial measurement of the lease liability, lease payments made at or before the commencement date (less any lease incentives received), initial direct costs, and an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located.

The right-of-use asset is subsequently depreciated on a straight-line basis from the commencement of the lease to the end of the lease term. However, if the lease transfers ownership of the underlying asset to the lessee by the end of the lease term or if the cost of the right-of-use asset reflects that the lessee will exercise a purchase option, the lessee depreciates the right-of-use asset same as a fixed asset from the commencement date to the end of the useful life of the underlying asset. The right-of-use asset may be reduced by an impairment of the underlying asset or adjusted by remeasurement of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, but if that cannot be readily determined, the Bank uses its incremental borrowing rate. The Bank generally uses the incremental borrowing rate.

The lease payments included in the measurement of the lease liability comprise the following:

•	Fixed payments (including in-substance fixed payments)

•	Variable lease payments that depend on an index (or a rate), initially measured using the index or rate as at the commencement date

•	Amounts expected to be payable by the lessee under residual value guarantees

•

The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, lease payments of the extended period if the lessee is reasonably certain to exercise extension option, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease liability is subsequently increased by the interest expense recognized for the lease liability and decreased by reflecting the payment of the lease payments. The lease liability is remeasured if the future lease payments change depending on changes in the index(or a rate), changes in the expected amount to be paid under the residual value guarantee, and changes in the assessment of whether the purchase or extension option is reasonably certain to be exercised or not to exercise the terminate option.

When remeasuring a lease liability, the related right-of-use asset is adjusted and if the carrying amount of the right-of-use asset decreases to zero, the remeasurement amount is recognized in profit or loss.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

Most extension options in offices and vehicles leases have not been included in the lease liability, because the Bank could replace the assets without significant cost or business disruption.

The lease term is reassessed if an option is actually exercised (or not exercised) or the Bank becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the lessee.

During the current financial year, the financial effect of revising lease terms to reflect the effect of exercising extension and termination options was an increase in recognized lease liabilities and right-of-use assets of 11,790 million won.

Since the Banks can replace assets without significant cost or cease of business, extension options are not included in the lease liabilities for most office and vehicle leases.

The Bank reevaluates the lease term when the option is actually exercised (not exercised), or the Bank becomes obligated to exercise the option (not exercised). Only when significant events occur or there are significant changes in circumstances that affect the lessee’s control of the lease term, the bank changes its judgment to ensure that the option to extend (or not to exercise) is significant.

During this period, lease liabilities and right-of-use asset increased by 11,790 million won due to the adjustment of the lease term to reflect the effect of the exercise of the options for extension and termination.

In the statement of financial position, the Bank classified the right-of-use assets that do not meet the definition of investment property as ‘premises and equipment’ and the lease liabilities as ‘other financial liabilities.’

The Bank has chosen a practical expedient that does not recognize the right-of-use asset and lease liabilities for short-term leases with a lease term less than 12 months and leases for which the underlying asset is of low value. The Bank recognizes the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

2)	The Bank as a lessor

At the date of the agreement or the effective date of the modification containing the lease element, the Bank allocates the consideration of the contract to each lease element on the basis of its relative stand-alone price.

As a lessor, the Bank classifies its leases as either an operating lease or a finance lease at the commencement date.

The Bank subsequently judges whether the lease transfers substantially all the risks and rewards incidental to ownership of an underlying asset. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset, otherwise a lease is classified as an operating lease.

If the agreement contains both lease and non-lease elements, the Bank applies Koran IFRS 1115 to allocate the consideration of the contract.

The Bank applies derecognition and impairment provisions of Korean IFRS 1109 to its net investment in the lease. The Bank also carries out regular review of the unguaranteed residual value used to calculate total lease investment.

The Bank recognizes lease payments from operating lease as income on a straight-line basis.

The accounting policy that the Bank has applied as a lessor is not different from Korean IFRS 1116.

(14)	Derivative instruments

Derivative instruments are classified as forwards, futures, options and swaps, depending on the types of transactions and are classified at the point of transaction as either trading or hedging based on its purpose.

Derivatives are initially recognized at fair value at the date of contract and are subsequently measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument. If derivatives have been designated as hedging instruments and if it is effective, the point of recognition of gain or loss depends on the characteristics of hedging relationship.

1)	Embedded derivatives

Embedded derivatives are components of a hybrid financial instrument that includes a non-derivative host contract. It has an effect of modifying part of cash flows of the hybrid financial instrument similar to an independent derivative.

Embedded derivatives that are part of a hybrid contract of which the host contract is a financial asset within the scope of Korean IFRS 1109 is not separated. The classification is done by considering the hybrid contract as a whole, and subsequent measurement is either at amortized cost or fair value.

If embedded derivatives are part of a hybrid contract of which the host contract is not a financial asset within the scope of Korean IFRS 1109 (e.g. financial liability), then these are treated as separate derivatives if embedded derivatives meet the definition of a derivative, characteristics and risk of the embedded derivatives are not closely related to that of host contract, and if the host contract is not measured at FVTPL.

2)	Hedge accounting

The Bank is applying Korean IFRS 1109 in regards to hedge accounting. The Bank designates certain derivatives as hedging instrument against fair value changes in relation to the interest rate risk and foreign currency translation and interest rate risk, and foreign currency translation risk.

The Bank documents the relationship between hedging instruments and hedged items at the commencement of hedging in accordance with their purpose and strategy. Also, the Bank documents at the commencement and subsequent dates whether the hedging instrument effectively counters the changes in fair value of hedged items. A hedging instrument is effective only when it meets all the following criteria:

•	When there is an economic relationship between the hedged items and hedging instruments.

•	When the effect of credit risk is not stronger than the change in value due to the economic relationship between the hedged items and hedging instruments.

•	When the hedge ratio is equal to the proportion and the number of hedged items to those of the hedging instruments.

When a hedging relationship no longer meets the hedging effectiveness requirements related to hedge ratio, but when the purpose of risk management on designated hedging relationship is still maintained, the hedge ratio of the hedging relationship is adjusted so that hedging relationship may meet the requirements again (Hedge ratio readjustment).

The Bank designated only the part of derivative financial instruments except for the foreign currency basis spread. Changes in value due to the corresponding foreign currency basis spread are recognized in other comprehensive income and accumulated in equity items. If the hedged item relates to a transaction, the accumulated other comprehensive income is reclassified to profit or loss when the hedged item affects profit or loss.

However, when non-monetary items are subsequently recognized due to hedged items, the accumulated equity is removed from the equity directly, and is included in the initial book value of the recognized non-monetary items. Such transfers does not affect other comprehensive income. But if part or all of accumulated equity is not expected to be recovered in the future periods, the amount not expected to be recovered is immediately reclassified to profit or loss. If the hedged item is time-related, then the foreign currency basis spread on the day the derivative is designated as a hedging instrument that is related to the hedged item is reclassified to profit or loss over the term of the hedge.

3)	Fair value hedge

Gain or loss arising from valid hedging instrument is recognized in profit or loss. However, when the hedging instrument mitigates risks on equity instruments designated as financial assets at FVTOCI, related gain or loss is recognized in other comprehensive income.

The book value of hedged items that are not measured in fair value is adjusted by the changes in fair value arising from the hedged risk, with resulting gain or loss reflected in profit or loss. In case of debt instruments measured at FVTOCI, book value is an amount that is already adjusted to fair value and thus gain or loss arising from the hedged risk is recognized in profit or loss instead of other comprehensive income without adjustments in book value. When the hedged item is equity instruments measured at FVTOCI, the gain or loss arising from hedged risk is retained at other comprehensive income in order to match the gain or loss with hedging instruments.

Hedge accounting ceases to apply only when hedging relationship (or part of it) does not meet the requirements of hedge accounting (even after hedging relationship readjustment, if applicable). This treatment holds in case of lapse, disposal, expiry and exercise of hedging instruments, and this cease of treatment applies prospectively. The fair value adjustments made to book value of hedged item due to hedged risk is amortized from the date of discontinuance of hedge accounting and is recognized in profit or loss.

(15)	Assets (or disposal group) held for sale

The Bank classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered through a sale transaction rather than through continuing use. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(16)	Provisions

The Bank recognizes provision if (a) it has present or contractual obligations as a result of the past event, (b) it is probable that an outflow of resources will be required to settle the obligation and (c) the amount of the obligation is reliably estimated. Provision is not recognized for the future operating losses.

The Bank recognizes provision related to the unused membership points, payment guarantees, loan commitment and litigations. Where the Bank is required to restore a leased property that is used as a branch to an agreed condition after the contractual term expires, the present value of expected amounts to be used to dispose, decommission or repair the facilities is recognized as an asset retirement obligation.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

(17)	Capital and compound financial instruments

The Bank classifies a financial instrument that it issues as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement. A financial liability is a contractual obligation to deliver cash or another financial asset to another entity. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. The compound financial instruments issued by the Bank are financial instruments where it is neither a financial liability nor an equity instrument because it was designed to contain both equity and debt elements.

If the Bank reacquires its own equity instruments, the consideration paid including the direct transaction costs (net of tax expense) are presented as a deduction from total equity until such instruments are retired or reissued. When these instruments are reissued, the consideration received (net of direct transaction costs) is included in the shareholder’s equity.

(18)	Financial guarantee liabilities

A financial guarantee contract is a contract where the issuer must pay a certain amount of money in order to compensate losses suffered by the creditor when debtor defaults on a debt instrument in accordance with original or modified contractual terms.

A financial guarantee is initially measured at fair value and is subsequently measured at the higher of the amounts below unless it is designated to be measured at FVTPL or when it arises from disposal of an asset.

•	Loss allowance in accordance with Korean IFRS 1109

•	Initial book value less accumulated profit measured in accordance with Korean IFRS 1115

(19)	Employee benefits and pensions

The Bank recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for the services rendered by the employees. Also, the Bank recognizes expenses and liabilities in the case of accumulating compensated absences when the employees render services that entitle their right to future compensated absences. Similarly, the Bank recognizes expenses and liabilities for customary profit distribution or bonuses when the employees render services, even though the Bank does not have legal obligation to do so because it can be construed as constructive obligation.

The Bank is operating defined contribution plans and defined benefit plans. Contributions to defined contribution plans are recognized as an expense when employees have rendered services entitling them to receive the benefits. For defined benefit plans, the defined benefit liability is calculated through an actuarial assessment using the projected unit credit method every end of the reporting period, conducted by professional actuaries. Remeasurement, comprising actuarial gains and losses, the return on plan assets (excluding interest), and the effect of the changes to the asset ceiling (if applicable) is reflected immediately in the separate statement of financial position with a charge or credit recognized as other comprehensive income in the period in which they occur.

Remeasurement recognized in the statement of comprehensive income is not reclassified to profit or loss in the subsequent periods. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are composed of service cost (including current service cost and past service cost, as well as gains and losses on curtailments and settlements), net interest expense (income) and remeasurement.

The Bank presents the service cost and net interest expense (income) components in profit or loss, and the remeasurement component in other comprehensive income. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the separate statement of financial position represents the actual deficit or surplus in the Bank’s defined benefit plans. Any surplus resulting from this calculation is recognized as an asset limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Liabilities for termination benefits are recognized at the earlier of either 1) the date when the Bank is no longer able to cancel its proposal for termination benefits or 2) the date when the Bank has recognized the cost of restructuring that accompanies the payment of termination benefits.

(20)	Income taxes

Income tax expense is composed of current tax and deferred tax. That is, income tax expense is composed of taxes payable or refundable during the period and deferred taxes calculated by applying asset-liability method to taxable and deductible temporary differences arising from operating loss and tax credit carryforwards. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is recognized for the change in deferred tax assets or liabilities. Deferred tax assets and liabilities are measured as of the reporting date using the enacted or substantively enacted tax rates expected to apply in the period in which the liability is settled or asset realized. Deferred tax assets, including the carryforwards of unused tax losses, are recognized to the extent it is probable that the deferred tax assets will be realized.

Deferred income tax assets and liabilities are offset if, and only if, the Bank has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority or when the entity intends to settle current tax liabilities and assets on a net basis with different taxable entities.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill. Deferred tax assets or liabilities are not recognized if they arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity or when it arises from business combination.

The tax uncertainty arises from the compensation claim filed by the company, and the refund litigation for the amount of tax levied by the tax authority due to differences in tax law analysis

In response, the Bank paid taxes in accordance with Korean IFRS 2123 due to the tax authority’s claim, but recognized as a corporate tax asset if it is highly probable of a refund in the future.

(21)	Earnings per share (“EPS”)

Basic EPS is a calculation of net income per each common stock. It is calculated by dividing net income attributable to ordinary shareholders by the weighted-average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continuously being evaluated based on numerous factors including historical experiences and expectations of future events considered to be reasonably possible. Actual results can differ from those estimates based on such definitions. The accounting estimates and assumptions that contain significant risk of materially changing current book values of assets and liabilities in the next accounting periods are as follows:

During 2020, the spread of Coronavirus disease 2019 (“COVID-19”) has a material impact on the global economy including Korea. Financial and economic shocks may have a negative impact in various forms on the financial condition and financial performance of the Bank. However, the Korean government is providing unprecedented supports; such as, loan deferment, to mitigate the negative impact. Despite these various forms of government supports being announced, the negative impact of the global economy from COVID-19 continues.

The Bank determined that the credit risk of loan affected by the loan deferment has significantly increased; and evaluated that the possibility of default is high. As a result, total loans (loan receivables, payment guarantees) that are subject to loan deferment and interest deferment amount to 1,820,324 million won, and loan allowances have increased for 219,231 million won which consist of increases in corporate loan allowance of 210,173 million won and retail loan allowance of 9,058 million won.

Total loans (loan receivables, payment guarantees) that are subject to loan deferment and interest deferment are consist of corporate loan of 1,697,899 million won and retail loan of 122,425 million won. Among total loans, loans changed its stage from 12-month to lifetime (Stage 2) expected credit losses amount to 1,650,526 million won, which consist of corporate loan of 1,548,805 million won and retail loan of 101,721 million won. The Bank will continue to assess the adequacy of forward-looking information related to the duration of the impact of COVID-19 on economy and government policies.

(1)	Income taxes

The Bank has recognized current and deferred taxes based on best estimates of expected future income tax effect arising from the Bank’s operations until the end of the current reporting period. However, actual tax payment may not be identical to the related assets and/or liabilities already recognized, and these differences may affect current taxes and deferred tax assets/liabilities at the time when income tax effects are finalized. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. In this case the Bank’s evaluation considers various factors such as estimated future taxable profit based on forecasted operating results, which are based on historical financial performance. The Bank is reviewing the book value of deferred tax assets every end of the reporting period and in the event that the possibility of earning future taxable income changes, the deferred tax assets are adjusted up to taxable income sufficient to use deductible temporary differences.

(2)	Valuation of financial instruments

Financial assets at FVTPL and FVTOCI are recognized in the separate financial statements at fair value. All derivatives are measured at fair value. Valuation techniques are required in order to determine fair values of financial instruments where observable market prices do not exist. Financial instruments that are not actively traded and have low price transparency will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks.

As described in Note 2-(7)-5), ‘Fair value of financial assets and liabilities’, when valuation techniques are used to determine the fair value of a financial instrument, various general and internally developed techniques are used, and various types of assumptions and variables are incorporated during the process.

(3)	Impairment of financial instruments

Korean IFRS 1109 requires entities to measure loss allowance equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, which depends on the degree of increase in credit risk after their initial recognition.

Stage number	Stage 1	Stage 2	Stage 3
	Credit risk has not significantly increased since initial recognition(*)	Credit risk has significantly increased since initial recognition	Credit impaired
Allowance for expected credit losses	Expected 12-month credit losses: Expected credit losses due to possible defaults on financial instruments within a 12-month period from the year-end.	Expected lifetime credit losses: Expected credit losses from all possible defaults during the expected lifetime of the financial instruments.

(*)	Credit risk may be considered to not have been significantly increased when credit risk is low at year-end.

The accuracy of the provision for credit losses is determined by the estimation of the expected cash flows for each tenant for estimating the individually assessed loan-loss allowance, and the assumptions and variables in the model used for estimating the collectively assessed loan-loss allowance payment guarantee and unused commitment.

The Bank has estimated the allowance for credit losses based on reasonable and supportable information that was available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

Probability of default (PD) and Loss given default (LGD) for each category of financial asset is being calculated by considering factors such as debtor type, credit rating and portfolio. The estimates are regularly reviewed in order to reduce discrepancies with actual losses.

In measuring the expected credit losses, the Bank is also using reasonable and supportable macroeconomic indicators such as GDP growth rate, home price index, consumer price index, etc., in order to forecast future economic conditions.

The Bank is conducting the following procedures to estimate and apply future economic forecast information.

•	Development of estimation models by analyzing the correlation between default rates of corporate and retail exposures per year and macroeconomic indicators

Major macroeconomic indicators	Correlation between credit risk and macroeconomic indicators
GDP growth rate	Negative(-) Correlation
Home price index	Negative(-) Correlation
Consumer price index	Negative(-) Correlation

•

Calculation of estimated default rate incorporating future economic forecasts by applying estimated macroeconomic indicators provided by verified institutions such as Bank of Korea and National Assembly Budget Office to the estimation model developed.

As of December 31, 2020, the sensitivity of the provision for expected credit losses due to changes in macroeconomic indicators is as follows (Unit: Korean Won in millions):

			December 31, 2020
Corporate	GDP growth rate	Increase by 1% point	(86,086)
		Decrease by 1% point	96,177
Retail	Consumer price index	Increase by 1% point	(15,807)
		Decrease by 1% point	17,119

At the end of each reporting period, the Bank assesses whether the credit risk has increased significantly since initial recognition by using credit rating, assets soundness, early warning system, days past due and other. The Bank performs the above assessment to both corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

Corporate Exposures	Retail Exposures
Asset quality level ‘Precautionary’ or lower	Asset quality level ‘Precautionary’ or lower
Overdue of 30 days or longer	Overdue of 30 days or longer
‘Warning’ level in early warning system	Significant decrease in credit rating(*)
Debtor experiencing financial difficulties (Capital impairment, Adverse opinion or Disclaimer of audit opinion)	Deferment of repayment of principal and interest
Significant decrease in credit rating(*)	Deferment of interest
Deferment of repayment of principal and interest
Deferment of interest

(*)

Determining whether there has been a significant decrease in the credit rating of corporate and retail exposures applies only to credit ratings that are measured through 12-month expected credit loss. The Bank has applied the above indicators of significant decrease in credit rating since initial recognition as follows, and the estimation method is regularly being monitored.

	Credit rating	Indicators of significant decrease in credit rating
Corporate	AAA ~ A+	More than 4 steps
	A- ~ BBB	More than 3 steps
	BBB- ~ BB+	More than 2 steps
	BB ~ BB-	More than 1 step
Retail	1 ~ 3	More than 3 steps
	4 ~ 5	More than 2 steps
	6 ~ 10	More than 1 step

The Bank sees no significant increase in credit risk after initial recognition for debt securities, etc. with a credit rating of A + or higher, which are deemed to have low credit risk at the end of the reporting period.

The Bank concludes that credit is impaired when financial assets are under conditions stated below:

•	When principal of loan is overdue for 90 days or longer due to significant deterioration in credit

•	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

•	When other objective indicators of impairment have been noted for the financial asset.

The Bank determines which loan is subject to write-off in accordance with internal guidelines, and writes off loan receivables when it is determined that the loans are practically irrecoverable. For example, loans are practically irrecoverable when application is made for rehabilitation under the Debtor Rehabilitation and Bankruptcy Act and loans are confirmed as irrecoverable by the court’s decision to waive debtor’s obligation, or when it is impossible to recover the loan amount through legal means such as auctioning of debtor’s assets or through any other means of recovery available. Notwithstanding the write-off, the Bank may still exercise its right of collection after the asset has been written off in accordance with its collection policies.

(4)	Defined benefit plan

The Bank operates a defined benefit pension plan. Defined benefit obligation is calculated at every end of the reporting period by performing actuarial valuation, and estimation of assumptions such as discount rate, expected wage growth rate and mortality rate is required to perform such actuarial valuation. The defined benefit plan, due to its long-term nature, contains significant uncertainties in its estimates.

4.	RISK MANAGEMENT

The Bank’s operating activity is exposed to various financial risks. The Bank is required to analyze and assess the level of complex risks, and determine the permissible level of risks and manage such risks. The Bank’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Bank has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given risks present, for which the Bank has implemented processes for risk identification, measurement, assessment, control, monitoring and reporting.

The risk is managed by the risk management department in accordance with the Bank’s risk management policy. The Risk Management Committee, at the top decision-making level, makes decisions on the risk strategies such as the allocation of risk capital and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the potential financial losses that may incur in the future when the counterparty refuses to fulfill or lost the ability to fulfill its contractual obligations. The goal of credit risk management is to maintain the Bank’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

i)	Credit risk management

a.	Credit facilities limit management

The Bank calculates and manages the appropriate borrowing limits by aggregation, business and industry through managements of aggregation, total exposure and portfolio.

b.	Review organization and role

①	Large enterprise loan credit department

•	Examination, approval and follow-up management of loans to large enterprises (including small and medium enterprises affiliated with major debt affiliates)

•	Examination, approval, and follow-up management of loans to government agencies, public (More than 50% of investments and contributions) and other corporations

•	Examination, approval, and follow-up management of overseas branches and local corporations of domestic corporations

•	Examination, approval, and follow-up management of relevant real estate PF (large construction enterprises or non-confirmed)

•	Examination, approval, and follow-up management of Investment Banking activities of IB Group

•	‘General access to the credit management for the group of affiliated enterprises,’ etc. prescribed by the Regulation on Supervision of Banking Business, etc.

②	Small and medium-sized enterprise loan credit department

•	Examination, approval, and follow-up management of loans to large corporations (excluding small and medium enterprises affiliated with major debt affiliates)

•	Examination, approval, and follow-up management of loans to public (Less than 50% of investments and contributions) and other corporations

•	Consultation on loan examination, and agreement on the approval (including follow-up) of overseas branches and local corporations of the enterprises

•	Examination, approval, and follow-up management of relevant real estate PF (Small- and medium- construction enterprises or non-confirmed)

•	Examination, approval, and follow-up management, etc of business loans related to housing city fund loans

③	Personal loan credit department

•	Examination, approval, and follow-up management of personal and individual business loans

•	Examination and approval of collective loans (including cases where construction enterprise is subject to workout)

④	Corporation workout department

•	General management of enterprises subject to workout, etc.

•	General management of enterprises subject to pre-workout, etc. with the management on the borrower in the course of corporate rehabilitation procedures.

•	Workout activities such as the establishment and implementation of corporate workout plans performed for relevant enterprise.

•	Pre-workout activities such as the establishment and implementation of corporate management diagnosis and management plans for performed for relevant enterprise.

•	Credit examination, approval, setting total exposure limit and follow-up management for relevant enterprise.

•

Examination and execution of loans for sound post-management of rehabilitation bonds such as examination, approval, and follow-up management of overseas branches and local corporations of the relevant enterprise.

⑤	Global IB Review Department

•	Credit examination, approval and follow-up management related to IB Group Investment Banking

•	Credit examination, approval, and follow-up of overseas branches of domestic companies, local subsidiaries, and pure overseas companies

•	Support for related tasks such as credit screening and follow-up management of overseas review centers

•	Establishing and managing Total Exposure limits for affiliated companies

•	Management of approved loans (deferred, asset soundness, portfolio, etc.)

•	Credit limit management designated by the Banking Act for the affiliated companies

c.	Credit screening and follow-up management

①	Objective

•	To maintain appropriate credit ratings and improve asset health

②	Main activities

•	Review the adequacy of credit and credit ratings, and maintain the consistency in application of ratings

•	Review the appropriateness of asset forward looking criteria and the provision for credit losses

•	Overall analysis of loan portfolio quality

•	Inspection of compliance with loan policies and relevant regulations, and recommendation for modification of policies

•	Review the appropriateness of loan approval and compliance with loan commitments

•	Post-inspection of the operation manager’s discretionary decision for loans

•	Assessing the accuracy of the identification of bad loans and the timeliness of actions taken by the person in charge of the loan

ii)	Current status by measurement method

a.	Method of calculating risk-weighted assets

①	The Bank calculates the risk-weighted assets of the credit risk by obtaining approval of the internal rating based approach.

②

The internal rating based approach meets the qualitative and quantitative requirements set by the Financial Supervisory Service, including the use of advanced techniques in risk measurement, as well as the establishment of an internal control and risk management system. It enables more accurate measurement and management of credit risk than the standard method.

•

The internal rating based approach Risk-weighted assets are calculated by applying self-estimated risk measurement factors such as probability of default(PD), loss given default(LGD), exposure at default (EAD), and effective maturity (M) according to the internal rating of the Bank.

b.	Overview and utilization scope of credit rating evaluation model

<Overview of corporate credit rating model>

①	Definition of corporate credit rating model

The evaluation model is the assessment of the possibility of default by the counterparty. It includes both scoring assessments that are evaluated according to quantitative methods using financial statements, etc., representative assessments that are evaluated according to quantitative methods using loans, receipts, etc. of the representative’s subsidiaries and other financial institutions, and Judgment evaluations that are evaluated by the evaluator’s subjective judgment. This represents that the degree of credit risk assessed is presented in a systematic manner.

②	Operation of corporate credit rating model

•

General corporate evaluation model: Classified to external audit based on IFRS, external audit based on GAAP, non-external audit 1, non-external audit 2 and personal business based on their total assets, sales volume, accounting standards, external audit determination, loan size and types of business; such as individuals or corporations.

•	Evaluation model of local governments

•	Evaluation model of public institutions

•	Evaluation model of finance institutions: Banks, insurance companies, financial investment, and other financing

•	Evaluation model of overseas companies

•	Evaluation model of non-profit organization: Private schools, medical institutions, religious organizations, and other organizations

•	Special financial evaluation model: PF, OF, CF, IPRE, HVCRE

③	Corporate credit rating system

The corporate credit rating system is divided into 14 grades (13 normal, 1 default) system, and each credit rating is presented in English (AAA~D).

<Overview of retail credit rating model>

①	Definition of retail credit scoring model

This is a model that determines credit rating of retail loan customers by calculating credit score statistically using the customer information, and operates two types of scoring system which are Application Scoring System and Behavior Scoring System according to applicable borrowers’ loan types.

•

Application Scoring System(ASS) : The model determines credit rating by statistically calculating credit score for new retail loan applications using personal information, transaction information and credit information.

•	Behavior Scoring System(BSS) : The model determines credit rating by statistically calculating credit score for existing retail loans using transaction information and credit information.

②	Operation of retail credit scoring model

•	SOHO loan credit scoring model : ASS / BSS scoring model

•	Household loan credit scoring model : ASS / BSS scoring model

③	Retail credit scoring model evaluation system : Presented in number from grade 1 to 10.

<Utilization score of credit rating evaluation model>

①	Utilizes as a key component in calculating BIS credit risk-weighted assets

②	Supports prompt loan decision-making by applying for interest rate (pricing), and discretionary decision-making, etc.

③	Utilizes to measure overall risk such as assets forward looking and provisions for the credit losses

④	Utilizes as an indicator of RAPM and relevant performance measurement.

c.	Control structure for credit evaluation system (including content related to grade change)

①	Securing the independence of granting credit rating

The credit rating is granted through the evaluation department (large enterprises, medium enterprises, individuals, etc.) that is independent from the sales department, but the head of the sales department has authority to grant credit ratings to small-scale loans according to the size of the loans. The Bank clearly defines and operates procedures such as override, check list, authority and procedures, and review when granting credit ratings. For credit ratings granted by a sales branch and the evaluation department, periodic and regular loan reviews are performed by the credit supervision department to assess the consistency and timeliness of credit ratings.

②	Securing independence of credit risk control operations

The credit risk management department within the risk management group that is independent of the sales department is responsible for the design, monitoring/supervision of operation and performance, on-going review and modification. The credit risk management department conducts self-validation and monitoring of credit ratings, development and implementation of credit rating models.

③	Validation of credit evaluation systems by an independent third party

To secure the adequacy of credit evaluation system, the risk management group model validation team that is independent from the credit evaluation system department conducts validation of credit evaluation system. The model validation team conducts periodic validation to assess the design adequacy of credit evaluation system, to determine whether new BIS satisfies with minimum requirements and to validate the utilization and calculation methods of risk measurement components (PD, LGD, EAD, etc.). A third-party review is conducted in an inspection room for the development/implementation of credit risk management department’s credit risk model, estimation of risk measurement factors, and the third party’s validation activities of the model validation team.

④	Strengthen the role of the Board of Directors and management

Major decision-making related to the credit evaluation system and risk measurement factors are carried out in the approval process of the Risk Management Council and the Committee (Board of Directors). Issues related to validation and monitoring of credit evaluation systems and risk measurement elements are regularly reported to the Risk Management Council and the Committee (Board of Directors).

d.	Scope of application of internal rating method

BIS Ratio calculation method		Exposure category	Date of approval
Standard method	Permanent standard method	Government, public institutions, banks	October 30, 2008

Standard method

Subsidiaries, overseas branches, other assets Large/small, medium-sized enterprise exposure (external audit IFRS, exposure audit GAAP, non-external audit1, non-external audit2, personal business model), retail exposure, asset-backed exposure(Credit Rating Act)

October 30, 2008
Internal rating method			October 30, 2008 February 13, 2015

Stepwise application		Special financing, financial institutions, non-profit organizations, and public institutions	October 30, 2008

iii)	Measurement of expected credit loss

Korean IFRS 1109 requires entities to measure loss allowance equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, depends on the degree of increase in credit risk since their initial recognition.

Classification	Stage 1	Stage 2	Stage 3
Definition	No significant increase in credit risk after initial recognition (*)	Significant increase in credit risk after initial recognition	Credit-impaired

Loss allowance	12-month expected credit losses (expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date).	Lifetime expected credit losses (expected credit losses that result from all possible default events over the life of the financial instrument).

(*)	If the financial instrument has low credit risk at the end of the reporting period, the Bank may assume that the credit risk has not increased significantly since initial recognition.

At the end of each reporting period, the Bank assesses whether the credit risk has increased significantly since initial recognition by using credit rating, assets soundness, early warning system, days past due and other.

The Bank performs the above assessment to both corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

Corporate Exposures	Retail Exposures
Asset quality level ‘Precautionary’ or lower	Asset quality level ‘Precautionary’ or lower
More than 30 days past due	More than 30 days past due
‘Warning’ level in early warning system	Significant decrease in credit rating
Debtor experiencing financial difficulties (Capital impairment, Adverse opinion or Disclaimer of opinion by external auditors)	Deferment of repayment of principal and interest
Significant decrease in credit rating	Deferment of interest
Deferment of repayment of principal and interest
Deferment of interest

The Bank concludes that credit is impaired when financial assets are under conditions stated below:

•	When principal of loan is overdue for 90 days or longer due to significant deterioration in credit

•	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

•	When other objective indicators of impairment have been noted for the financial asset.

The Bank has estimated the allowance for credit losses using an estimation model that additionally reflects the future economic forward information based on the past experience loss rate data.

Probability of default (PD) and loss given default (LGD) for each category of financial asset are being calculated by considering factors such as debtor type, credit rating and portfolio. The estimates are regularly being reviewed in order to reduce discrepancies with actual losses.

In measuring the expected credit losses, the Bank is using reasonable and supportable macroeconomic indicators such as economic growth rates, home price index, consumer price index, etc., in order to forecast future economic conditions.

The Bank is conducting the following procedures to estimate and apply future economic forecast information.

-	Development of prediction models by analyzing the correlation between default rates of corporate and retail exposures by year and macroeconomic indicators by year.

-

Calculation of predicted default rate incorporating future economic forecasts (1 year after) by applying estimated macroeconomic indicators provided by verified institutions such as Bank of Korea and National Assembly Budget Office.

-

If the derived default rate is higher than a certain level of the applicable default rate for the year, the increase rate is reflected in the application estimate for the year as the adjustment factor for the future economic outlook.

iv)	Maximum exposure to credit risk

The Bank’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused amount of commitments for loan commitment.

The maximum exposure to credit risk as of December 31, 2020 and December 31, 2019 is as follows

(Unit: Korean Won in millions):

		December 31, 2020	December 31, 2019
Loans and other financial assets at amortized cost	Korean treasury and government agencies	9,683,613	14,747,037
	Banks	17,469,691	14,582,652
	Corporates	98,001,139	91,102,467
	Consumers	161,003,394	147,479,183

	Sub-total	286,157,837	267,911,339

Financial assets at FVTPL (*1)	Due from banks	48,796	27,901
	Loans	9,698	9,037
	Derivative assets	6,935,101	2,945,273

	Sub-total	6,993,595	2,982,211

Financial assets at FVTOCI	Debt securities	27,823,475	25,776,164
Securities at amortized cost	Debt securities	16,853,082	20,147,137
Derivative assets	Derivative assets (designated for hedging)	174,820	111,764
Off-balance accounts	Guarantees (*2)	13,939,056	14,523,768
	Loan commitments	73,146,115	69,035,560

	Sub-total	87,085,171	83,559,328

	Total	425,087,980	400,487,943

(*1)	Financial instruments available for put are not included
(*2)	Included 6,833,232 million won and 6,654,369 million won of financial guarantees as of December 31, 2020 and 2019, respectively.

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2019
	Korea	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	273,876,972	1,902,210	1,990,490	1,404,615	6,983,550	286,157,837
Securities at amortized cost	16,749,531	70,701	—	—	32,850	16,853,082
Financial assets at FVTPL	3,447,703	1,083,096	493,285	480,760	1,488,751	6,993,595
Financial assets at FVTOCI	25,966,299	947,091	—	5,458	904,627	27,823,475
Derivative assets (designated for hedging)	—	165,458	3,740	—	5,622	174,820
Off-balance accounts	85,409,630	222,940	38,389	41,378	1,372,834	87,085,171

Total	405,450,135	4,391,496	2,525,904	1,932,211	10,788,234	425,087,980

	December 31, 2019
	Korea	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	254,467,439	3,030,372	1,844,374	1,172,209	7,396,945	267,911,339
Securities at amortized cost	20,104,604	—	—	—	42,533	20,147,137
Financial assets at FVTPL	2,981,487	—	—	724	—	2,982,211
Financial assets at FVTOCI	24,543,575	—	102,311	—	1,130,278	25,776,164
Derivative assets (designated for hedging)	111,764	—	—	—	—	111,764
Off-balance accounts	82,020,882	262,018	78,850	46,662	1,150,916	83,559,328

Total	384,229,751	3,292,390	2,025,535	1,219,595	9,720,672	400,487,943

(*)	Others consist of financial assets in Hong Kong, Germany, Australia and other countries.

b)	Credit risk exposure by industries

①

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code as of December 31, 2020 and December 31, 2019 (Unit: Korean Won in millions):

	December 31, 2020
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	54,402,478	33,349,503	31,715,086	2,394,756	157,596,434	6,699,580	286,157,837
Securities at amortized cost	492,172	—	8,810,134	302,225	—	7,248,551	16,853,082
Financial assets at FVTPL	261,080	225,700	6,356,403	31,106	14,619	104,687	6,993,595
Financial assets at FVTOCI	406,418	125,610	22,902,213	142,396	—	4,246,838	27,823,475
Derivative assets (designated for hedging)	—	—	174,820	—	—	—	174,820
Off-balance accounts	16,390,995	23,113,167	11,946,097	3,620,914	28,366,551	3,647,447	87,085,171

Total	71,953,143	56,813,980	81,904,753	6,491,397	185,977,604	21,947,103	425,087,980

	December 31, 2019
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	49,207,201	30,848,489	32,356,929	2,445,858	143,965,810	9,087,052	267,911,339
Securities at amortized cost	8,545,838	—	10,892,540	364,591	—	344,168	20,147,137
Financial assets at FVTPL	122,809	144,614	2,674,784	9,057	15,430	15,517	2,982,211
Financial assets at FVTOCI	15,051	65,042	18,746,268	—	9,241	6,940,562	25,776,164
Derivative assets (designated for hedging)	—	—	111,764	—	—	—	111,764
Off-balance accounts	15,449,472	25,313,872	9,600,883	3,498,976	23,771,740	5,924,385	83,559,328

Total	73,340,371	56,372,017	74,383,168	6,318,482	167,762,221	22,311,684	400,487,943

②

Details of financial instruments and corporate loans by industry as of December 31, 2020 that may have impacts from the spread of the COVID-19 are as follows, and industries that will have impacts are subject to change based on future economy condition.

(Unit: Korean Won in millions)

			December 31, 2020
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Service business	Distribution business	General retail business	1,070,789	11,944	5,461	897,101	1,985,295
		General wholesale business	1,407,563	3,573	—	483,360	1,894,496
		Sub-total	2,478,352	15,517	5,461	1,380,461	3,879,791
	Accommodation business		1,525,157	9,305	5,471	152,059	1,691,992
	Travel business		59,858	—	—	21,350	81,208
	Arts, Sports and Leisure service		1,467,643	17,739	—	114,388	1,599,770
	Food business		1,078,832	2,515	—	135,680	1,217,027
	Transport business		395,873	461	8,752	193,578	598,664
	Education business		367,701	489	—	48,064	416,254
	Others		1,286,578	2,691	—	318,641	1,607,910

	Sub-total		8,659,994	48,717	19,684	2,364,221	11,092,616
Manufacturing	Textile		2,281,344	6,608	6,559	1,064,005	3,358,516
	Metal		1,390,290	47,903	—	1,581,887	3,020,080
	Non-metal		698,478	8,357	—	377,506	1,084,341
	Chemical		1,819,207	19,161	—	3,233,405	5,071,773
	Transportation		3,268,095	2,060	—	2,183,616	5,453,771
	Electronics		1,424,297	19,280	—	1,789,605	3,233,182
	Cosmetic		323,231	217	—	54,518	377,966
	Others		368,123	277	—	1,483,551	1,851,951

	Sub-total		11,573,065	103,863	6,559	11,768,093	23,451,580

Total			20,233,059	152,580	26,243	14,132,314	34,544,196

v)	Credit risk exposure

a)	Financial assets

As of December 31, 2020 and December 31, 2019, the maximum exposure to credit risk, excluding financial assets at FVTPL and derivative assets designated for hedging is as follows (Unit: Korean Won in millions):

	December 31, 2020
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)
Loans and other financial assets at amortized cost	251,140,126	16,636,517	9,552,408	9,147,470	1,055,599	287,532,120	(1,374,283)	286,157,837
Korean treasury and government agencies	9,633,826	—	52,279	—	—	9,686,105	(2,492)	9,683,613
Banks	17,414,154	—	70,017	—	—	17,484,171	(14,480)	17,469,691
Corporates	81,716,503	11,518,157	1,518,585	3,609,314	683,036	99,045,595	(1,044,456)	98,001,139
General business	55,388,261	7,078,801	1,196,540	2,474,462	518,314	66,656,378	(796,083)	65,860,295
Small- and medium-sized enterprise	22,597,037	4,252,167	322,045	1,068,037	151,389	28,390,675	(222,525)	28,168,150
Project financing and others	3,731,205	187,189	—	66,815	13,333	3,998,542	(25,848)	3,972,694
Consumers	142,375,643	5,118,360	7,911,527	5,538,156	372,563	161,316,249	(312,855)	161,003,394
Securities at amortized cost	16,857,626	—	—	—	—	16,857,626	(4,544)	16,853,082
Financial assets at FVTOCI (*3)	27,742,085	81,390	—	—	—	27,823,475	(8,856)	27,823,475

Total	295,739,837	16,717,907	9,552,408	9,147,470	1,055,599	332,213,221	(1,387,683)	330,834,394

	December 31, 2020
	Collateral value
	Stage 1	Stage 2	Stage 3	Total
Loans and other financial assets at amortized cost	181,711,424	15,490,735	595,978	197,798,137
Korean treasury and government agencies	19,280	—	—	19,280
Banks	1,003,971	—	—	1,003,971
Corporates	59,215,573	3,835,146	348,603	63,399,322
General business	34,645,006	2,645,767	263,929	37,554,702
Small- and medium-sized enterprise	22,880,476	1,189,379	84,674	24,154,529
Project financing and others	1,690,091	—	—	1,690,091
Consumers	121,472,600	11,655,589	247,375	133,375,564
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—

Total	181,711,424	15,490,735	595,978	197,798,137

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI have been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

	December 31, 2019
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Lower than a limited credit rating (*3)	Above appropriate credit rating (*2)	Lower than a limited credit rating (*3)
Loans and other financial assets at amortized cost	233,368,538	17,470,260	8,099,456	9,054,064	1,155,612	269,147,930	(1,236,591)	267,911,339
Korean treasury and government agencies	14,750,308	—	—	—	—	14,750,308	(3,271)	14,747,037
Banks	14,452,687	2,316	146,664	—	—	14,601,667	(19,015)	14,582,652
Corporates	74,515,326	13,313,552	433,256	2,987,899	727,743	91,977,776	(875,309)	91,102,467
General business	41,610,937	4,537,441	390,456	1,343,639	494,382	48,376,855	(586,386)	47,790,469
Small- and medium-sized enterprise	29,679,249	8,275,146	42,800	1,584,575	220,028	39,801,798	(266,116)	39,535,682
Project financing and others	3,225,140	500,965	—	59,685	13,333	3,799,123	(22,807)	3,776,316
Consumers	129,650,217	4,154,392	7,519,536	6,066,165	427,869	147,818,179	(338,996)	147,479,183
Securities at amortized cost	20,152,619	—	—	—	—	20,152,619	(5,482)	20,147,137
Financial assets at FVTOCI (*4)	25,710,935	65,229	—	—	—	25,776,164	(8,051)	25,776,164

Total	279,232,092	17,535,489	8,099,456	9,054,064	1,155,612	315,076,713	(1,250,124)	313,834,640

	December 31, 2019
	Collateral value
	Stage 1	Stage 2	Stage 3	Total
Loans and other financial assets at amortized cost	167,284,524	14,420,473	655,475	182,360,472
Korean treasury and government agencies	—	—	—	—
Banks	611,329	2,028	—	613,357
Corporates	54,588,838	2,310,316	366,479	57,265,633
General business	21,464,348	998,586	222,830	22,685,764
Small- and medium-sized enterprise	31,517,388	1,311,730	143,649	32,972,767
Project financing and others	1,607,102	—	—	1,607,102
Consumers	112,084,357	12,108,129	288,996	124,481,482
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*4)	—	—	—	—

Total	167,284,524	14,420,473	655,475	182,360,472

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*4)	Financial assets at FVTOCI have been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

b)	Guarantees and loan commitments

The credit quality of the guarantees and loan commitments on December 31, 2020 and December 31, 2019 is as follows (Unit: Korean Won in millions):

	December 31, 2020
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)
Off-balance accounts
Guarantees	12,903,047	778,962	11,101	175,811	70,135	13,939,056
Loan commitments	68,691,801	2,392,233	1,499,939	562,142	—	73,146,115

Total	81,594,848	3,171,195	1,511,040	737,953	70,135	87,085,171

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2019
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Lower than a limited credit rating (*3)	Above appropriate credit rating (*2)	Lower than a limited credit rating (*3)
Off-balance accounts
Guarantees	13,370,253	829,650	355	215,084	108,426	14,523,768
Loan commitments	64,611,094	2,605,074	1,270,196	549,196	—	69,035,560

Total	77,981,347	3,434,724	1,270,551	764,280	108,426	83,559,328

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

vi)	Collateral and other credit enhancements

For the year ended December 31, 2020, there have been no significant decreases in the value of collateral or other credit enhancements held by the Bank or significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Bank.

vii)

Among the financial assets that have measured loan-loss allowance in terms of lifetime expected credit losses, amortized costs before changes in contractual cash flows as of December 31, 2020 and 2019 are 265,760 million won and 18,735 million won, respectively, with net losses recognized along with the changes 12,499 million won and 82 million won, respectively.

viii)

As the Bank manages loans that have not lost the right of claim to the debtor for the grounds of incomplete extinctive prescription and uncollected loans under the related laws as written-off loans, the balance of those loans as of December 31, 2020 and December 31, 2019 is 8,182,970 million Won and 8,024,466 million Won respectively. In addition, the contractual non-recoverable amount of financial assets amortized for the year ended December 31, 2020, but still in the process of recovery is 383,324 million won.

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities and non-trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

Market risk management refers to the process of making and implementing decisions for the avoidance, acceptance or mitigation of risks by identifying the underlying source of the risks and measuring its level, and evaluating the appropriateness of the level of accepted market risks.

i)	Market risk management for trading activities

The Bank uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and managing internal risk. The Value at Risk (VaR) methodology is used to manage and measure market risk.

The Bank also uses the internal model approved by the Financial Supervisory Service to measure the VaR using the Historical Simulation Method based on a 99% confidence level and a 10-day retention period, and calculates the required capital risk for calculating the BIS ratio. For internal management purposes, limit management is performed on a daily basis measuring VaR based on a 99% confidence and 1 day retention period. In addition, the Bank performs a daily verification that compares VaR measurement and profit and loss to verify the suitability of the model.

In addition, for crisis management, the Bank performs stress testing on a monthly basis, which is to measure the expected loss amount in case of extreme situation, such as IMF bailout in 1997 or global financial crisis in 2008.

Each year, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit discriminated by managerial unit(group, department, team, risk element, etc.), and as for minor operating units, the limits are decided by position operating department up to given limit. Limit compliance is independently monitored by risk general department and periodically reported to risk management committee and risk management council.

The minimum, maximum and average VaR for the years ended December 31, 2020 and, 2019, and the VaR as of December 31, 2020 and, 2019, for each risk factor, are as follows (Unit: Korean Won in millions):

	December 31, 2020	For the year ended December 31, 2020			December 31, 2019	For the year ended December 31, 2019
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	6,815	7,959	15,065	2,427	5,052	3,406	5,725	1,176
Stock price	2,283	5,783	14,394	1,982	3,730	3,203	5,935	1,146
Foreign currencies	11,160	8,814	11,233	4,613	5,028	5,033	6,469	4,395
Commodity price	—	—	—	—	—	1	32	—
Diversification	(11,087)	(11,175)	(18,796)	(3,452)	(6,233)	(5,127)	(9,229)	(2,339)

Total	9,171	11,381	21,896	5,570	7,577	6,516	8,932	4,378

(*)	VaR (Value at Risk): Retention period of 1 day, Maximum expected losses under 99% level of confidence.

ii)	Market risk management for non-trading activities

For non-trading sectors of the Bank, NII (Net Interest Income) and NPV (Net Present Value) simulations are operated through ALM (Asset Liability Management) system, and then, interest rate risks are managed and measured by various analysis methods such as calculating ΔNII (change in Net Interest Income) and ΔEVE (change in Economic Value of Equity).

NII is primarily an indicator of changes in profit from short-term changes in interest rates and is measured by deducting the interest expenses on the liability from the interest income from the asset. NPV is primarily an indicator of the risk of an economic value perspective resulting from unfavorable changes in interest rates and is measured by subtracting the present value of the liability from the present value of the asset.

ΔNII represents a change in net interest income that may occur over a certain period (e.g., 1 year) due to unfavorable changes in interest rates, and ΔEVE indicates the economic value changes in equity capital that could be caused by changes in interest rates affecting the present value of asset, liabilities, and others.

Applying Nine scenarios of interest rate risk shocks (parallel increase and decrease, steepener, flattener and short-term interest rate increase and decrease), the interest rate risks of IRRBB (Interest Rate Risk in the Banking Book) are calculated. Based on the above Nine scenarios, the change in economic value of equity (ΔEVE) is measured, the maximum of which is the final ΔEVE. Also, applying two scenarios (parallel increase and decrease), Based on the two scenarios (parallel increase and decrease) likewise, the maximum is calculated as the final ΔNII.

For assets and liabilities as of December 31, 2020 and December 31, 2019, ΔEVE and ΔNII calculated based on interest rate risk in banking book (IRRBB) are as follows (Unit: Korean Won in millions):

December 31, 2020		December 31, 2019
ΔEVE(*1)	ΔNII(*2)	ΔEVE(*1)	ΔNII(*2)
618,495	76,427	485,693	146,025

(*1)	ΔEVE: change in Economic Value of Equity
(*2)	ΔNII: change in Net Interest Income

The Bank measures and manages risks arising from changes in interest rates due to the mismatch of maturity and interest rate condition between assets and liabilities. The principal and interest cash flow based on the date of interest rate revision on the interest-bearing assets and liabilities, which are the basis for the management of the interest rate risk in the Bank’s non-trading position, are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	158,486,120	50,578,712	10,105,643	9,079,842	53,960,185	4,413,265	286,623,767
Financial assets at FVTPL	395,501	37	224	33	939	13,239	409,973
Financial assets at FVTOCI	3,858,580	3,299,175	3,691,365	2,788,988	14,317,531	391,775	28,347,414
Securities at amortized cost	1,278,043	1,445,936	929,025	1,859,801	11,066,331	998,190	17,577,326

Total	164,018,244	55,323,860	14,726,257	13,728,664	79,344,986	5,816,469	332,958,480

Liability:
Deposits due to customers	123,675,275	43,070,722	34,663,819	26,647,360	49,929,993	50,365	278,037,534
Borrowings	9,125,746	1,679,733	999,524	861,336	3,296,096	452,496	16,414,931
Debentures	1,998,575	2,147,939	2,785,291	2,093,565	11,748,493	2,079,903	22,853,766

Total	134,799,596	46,898,394	38,448,634	29,602,261	64,974,582	2,582,764	317,306,231

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	136,468,173	46,964,614	11,045,037	9,406,431	51,908,166	4,286,512	260,078,933
Financial assets at FVTPL	23,808	1,352	37	36	1,161	13,347	39,741
Financial assets at FVTOCI	5,005,157	5,350,722	3,407,372	3,129,659	9,098,128	275,018	26,266,056
Securities at amortized cost	1,700,810	1,654,622	735,105	1,406,665	14,806,513	807,538	21,111,253

Total	143,197,948	53,971,310	15,187,551	13,942,791	75,813,968	5,382,415	307,495,983

Liability:
Deposits due to customers	111,584,479	44,934,733	31,569,737	24,123,007	41,724,832	59,140	253,995,928
Borrowings	8,893,123	1,422,464	1,027,528	682,473	2,992,835	500,685	15,519,108
Debentures	1,775,711	2,326,926	2,770,855	1,998,438	13,872,930	1,487,529	24,232,389

Total	122,253,313	48,684,123	35,368,120	26,803,918	58,590,597	2,047,354	293,747,425

iii)	Currency risk

Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk as of December 31, 2020 and December 31, 2019 are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

		December 31, 2020
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	5,191	5,647,374	22,573	237,976	706	117,914	88	117,816	206,343	6,327,423
	Loans and other financial assets at amortized cost	16,552	18,008,894	174,856	1,843,437	1,556	259,697	1,771	2,370,429	2,147,092	24,629,549
	Financial assets at FVTPL	252	274,207	19,957	210,399	—	—	248	332,182	161,194	977,982
	Financial assets at FVTOCI	2,355	2,562,782	—	—	—	—	—	—	344,273	2,907,055
	Securities at amortized cost	283	307,663	—	—	—	—	—	—	32,857	340,520

	Total	24,633	26,800,920	217,386	2,291,812	2,262	377,611	2,107	2,820,427	2,891,759	35,182,529

Liability	Financial liabilities at FVTPL	426	463,678	14,493	152,792	—	—	158	211,525	115,429	943,424
	Deposits due to customers	13,043	14,190,738	219,973	2,319,089	1,804	301,220	1,523	2,038,791	1,425,384	20,275,222
	Borrowings	5,313	5,780,110	50,539	532,813	60	10,010	421	563,909	208,064	7,094,906
	Debentures	3,273	3,561,200	—	—	—	—	—	—	388,800	3,950,000
	Other financial liabilities	2,251	2,449,499	9,136	96,313	772	128,851	58	77,951	162,915	2,915,529

	Total	24,306	26,445,225	294,141	3,101,007	2,636	440,081	2,160	2,892,176	2,300,592	35,179,081

Off-balance accounts		6,803	7,403,470	24,986	263,419	1,468	245,154	530	709,508	529,247	9,150,798

		December 31, 2019
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Loans and other financial assets at amortized cost	18,232	21,109,458	150,146	1,596,760	2,546	421,901	2,170	2,814,799	2,249,997	28,192,915
	Financial assets at FVTPL	154	178,149	5,322	56,602	—	—	105	135,827	100,965	471,543
	Financial assets at FVTOCI	2,282	2,642,470	—	—	—	—	—	—	223,365	2,865,835
	Securities at amortized cost	262	302,930	—	—	—	—	—	—	42,546	345,476

	Total	20,930	24,233,007	155,468	1,653,362	2,546	421,901	2,275	2,950,626	2,616,873	31,875,769

Liability	Financial liabilities at FVTPL	251	291,102	4,415	46,957	—	—	68	87,776	83,790	509,625
	Deposits due to customers	10,477	12,129,878	165,958	1,764,918	1,419	235,241	1,715	2,224,506	1,156,049	17,510,592
	Borrowings	6,084	7,043,586	10,931	116,252	75	12,382	421	546,752	177,807	7,896,779
	Debentures	3,519	4,074,200	—	—	—	—	105	136,230	96,646	4,307,076
	Other financial liabilities	2,731	3,162,520	11,237	119,503	2,105	348,841	357	463,411	148,930	4,243,205

	Total	23,062	26,701,286	192,541	2,047,630	3,599	596,464	2,666	3,458,675	1,663,222	34,467,277

Off-balance accounts		6,810	7,884,777	34,314	364,917	1,340	222,074	547	709,388	430,725	9,611,881

(3)	Liquidity risk

Liquidity risk management prevents financial institutions from incurring losses due to lack of funds by effectively managing liquidity shortages that can occur due to inconsistent maturity of assets and liabilities or an unexpected outflow of funds. The entire assets and liabilities within the financial statements and also off-balance sheet account that can generate cash-flow are subject to the liquidity risk management.

i)	Liquidity risk management

a.	Basel III regulatory response

Through the standard ALM system, liquidity risks are managed by dividing them into short-term (liquidity coverage ratio, within one month) and mid- to long-term (net stabilization fund procurement ratio, over one year). Daily Liquidity Coverage Ratio (LCR) and quarterly Net Stable Funding Ratio (NSFR) are calculated and monitored, and relevant information is provided in accordance with the disclosure standards of the Basel Committee on Banking Supervision (BCBS).

b.	Analysis of financing and operation status by maturity

As assets and liabilities are grouped into ALM account (COA; Chart of account) according to their account characteristics, and the gap ratio is identified through cash flow reports by various time and segment (e.g., by remaining period, contract period, etc.), the Bank manages the liquidity risk by keeping the target ratio (limited) set this year. In addition, the Bank established and manages the target ratio of bias management for specific funding sources that are highly likely to leave. The Bank also provides a function through daily ALM system to search relevant maturity report by business group so that related departments (e.g., the Financial Planning Department, the Fund Department, each business group, etc.) can identify liquidity risk management indicators and status.

c.	Establishment and implementation of Contingency plan

Various inspection items related to liquidity risk are monitored on a daily or weekly basis by establishing and regularly inspecting the preceding Contingency Plan in order to effectively cope with the risk of capital outflow and procurement due to rapid and unexpected changes in market conditions. In addition, the Bank has strengthened monitoring related to foreign currency liquidity by operating a foreign currency liquidity plan separately from January 2012.

-	Inspection items related to liquidity risk on the Contingency Plan checklist
∎	The amount of Won/foreign currency funds and shortages
∎	Liquidity coverage ratio (monthly average balance, daily balance)
∎	The amount of deposits and withdrawals (saving deposit in Korean Won, depository)
∎	Overdraft limit exhaustion rate
∎	Percentage of reduction in the balance of deferred receipts
∎	Percentage of fund bias by subject and period
∎	Won and foreign currency funding spread

ii)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	64,183	3,735	991	—	—	—	68,909
Deposits due to customers	185,543,586	32,519,258	24,492,945	28,505,125	7,005,101	499,595	278,565,610
Borrowings	6,897,972	2,246,200	1,547,942	1,763,215	3,517,124	452,496	16,424,949
Debentures	1,998,575	2,147,939	2,785,291	2,093,565	11,748,493	2,079,903	22,853,766
Lease liabilities	41,472	35,083	31,667	26,686	126,864	10,821	272,593
Other financial liabilities	7,185,815	—	—	—	—	1,985,228	9,171,043

Total	201,731,603	36,952,215	28,858,836	32,388,591	22,397,582	5,028,043	327,356,870

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	115,156	—	—	—	—	—	115,156
Deposits due to customers	160,955,482	35,917,880	23,560,412	28,653,283	5,305,862	543,242	254,936,161
Borrowings	5,516,024	2,522,971	2,068,362	1,742,550	3,213,689	500,685	15,564,281
Debentures	1,775,711	2,326,926	2,770,855	1,998,438	13,872,930	1,487,529	24,232,389
Lease liabilities	36,291	32,753	28,959	25,170	147,182	13,170	283,525
Other financial liabilities	9,637,118	—	—	—	—	2,533,989	12,171,107

Total	178,035,782	40,800,530	28,428,588	32,419,441	22,539,663	5,078,615	307,302,619

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	68,909	—	—	—	—	—	68,909
Deposits due to customers	193,631,834	33,925,334	23,070,045	22,725,652	4,885,117	39,042	278,277,024
Borrowings	6,897,972	2,246,200	1,547,942	1,763,215	3,517,124	452,496	16,424,949
Debentures	1,998,575	2,147,939	2,785,291	2,093,565	11,748,493	2,079,903	22,853,766
Lease liabilities	41,472	35,426	31,807	26,999	133,877	12,990	282,571
Other financial liabilities	7,185,815	—	—	—	—	1,985,228	9,171,043

Total	209,824,577	38,354,899	27,435,085	26,609,431	20,284,611	4,569,659	327,078,262

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	115,156	—	—	—	—	—	115,156
Deposits due to customers	169,606,757	37,282,908	22,440,335	21,408,158	3,766,940	78,231	254,583,329
Borrowings	5,516,024	2,522,971	2,068,362	1,742,550	3,213,689	500,685	15,564,281
Debentures	1,775,711	2,326,926	2,770,855	1,998,438	13,872,930	1,487,529	24,232,389
Lease liabilities	36,291	32,753	28,959	25,170	147,182	13,170	283,525
Other financial liabilities	9,637,118	—	—	—	—	2,533,989	12,171,107

Total	186,687,057	42,165,558	27,308,511	25,174,316	21,000,741	4,613,604	306,949,787

iii)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, since the Bank holds such financial instruments with the purpose of disposing or redeeming them before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. The cash flows from derivatives designated for hedging purpose are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of December 31, 2020 and December 31, 2019 is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
December 31, 2020	fair value hedge	255	(302)	233	(287)	126	—	25
	Trading	6,458,193	—	—	—	—	—	6,458,193
December 31, 2019	Trading	2,841,176	—	—	—	—	—	2,841,176

iv)	Maturity analysis of off-balance accounts (Guarantees and loan commitments)

A payment guarantee represents an irrevocable undertaking in which the Bank should meet a customer’s obligations to third parties if the customer fails to do so. Loan commitment represents the limit of credit facility available for customers if the Bank has committed to provide such to the customers. Loan commitments include liquidity support for preliminary commitment, credit lines, company specializing in liquidation, etc. and utilized overdraft commitment. The maximum limit to be paid by the Bank in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, loan commitments, and other guarantees, however, under the terms of the guarantees and loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Guarantees	13,939,056	14,523,768
Loan commitments	73,146,115	69,035,560
Other	5,319,722	3,438,625

(4)	Operational risk

The Bank defines the operational risk as the risk of potential losses arising from inadequate or incorrect internal procedures, human resource and system, and/or external factors.

i)	Operational risk management

The Bank has been running the operational risk management system under Basel II for reinforcement in foreign competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions starting December 2005.

In addition, based on the objectivity of the overall operation risk management system through self-compliance validation and independent third-party inspection, the Bank obtained the approval of the Financial Supervisory Service for the use of Advanced Measurement Approaches (“AMA”) in June 2009 and has applied the method since June 30, 2009.

In July 2016, the operation risk capital calculation and operation risk management were elaborated through the advancement project of operation risk management, and a joint project has been being performed with Woori Financial Group since January 2020 for compliance with the new Basel III global regulation, which will be implemented from 2023.

a)	Strategy and procedures for operation risk management

The Bank carries out operational risk management according to eight management implementation systems: Risk Self Assessment(RSA), Key Risk Indicators (KRI), early warning system, loss case management, risk capital measurement, monitoring and reporting, cultural diffusion, and countermeasures. Operational risk management follows the procedures for risk recognition, evaluation, measurement, monitoring and reporting, risk control and mitigation.

b)	Operational Risk Management Organization, Structure and Function

The Bank has 3 line of defense for operational risk management.

-

First line of defense : Self-operation risk management of unit business units (person in charge of business affairs, person in charge of risk management at each branch, head of each branch, and head of the group)

-

Second line of defense : Proactive operation risk management of the operational risk management organization (Risk General Division, Risk Management Group, Risk Management Council, Risk Management Committee) and validate the adequacy of model validation team (Risk management group)

-	Third line of defense : Independent third-party inspection of the inspection office (inspection office, standing auditor, audit committee)

c)	Status of Operational Risk Reporting System and Measurement System

The Bank has been performing operation risk capital calculation, monitoring, and reporting based on RSA/KRI/loss/response management, cultural diffusion, scenario evaluation, and advanced measurement methods through the operation risk management system established since December 2005.

d)	Policies for reducing or hedging operational risks

In order to effectively control risks and establish mitigation policies, the Bank establishes policies for modifying operational risk profiles, selecting policies for acceptance levels, and establishing policies for performance management. In addition, the Bank carries out activities for strengthening control of each module (RSA, KRI, loss) and process improvement based on the relevant criteria and utilizes them for risk identification and control mitigation activities through analysis of the collected loss data.

e)	Persistent operational risk monitoring strategies and procedures

The Bank conducts monitoring of the progress of the response measures established for controlling and reducing operational risks to review the appropriateness and make remediation if necessary. In addition, the results are used for management activities of operational risks such as adding or modifying RSA/KRI/control activities.

f)	Method of evaluating capital adequacy of operational risks

The Bank evaluates capital adequacy by comparing operational risk capital requirements with BIS-based equity capital, and utilizes the evaluation results for daily management and decision-making, such as limit management and performance evaluation.

ii)	Management methods by assessment and measurement methods

a)	Means of management

Risk Self Assessment (RSA) : Risk assessment (RSA) is a series of risk management activities that identify and evaluate important operational risks and control activities for them and remove or improve risks through countermeasures. This is done for all bank branches.

Key Risk Indicatory (KRI) : Key Risk Indicator (KRI) is used to identify and monitor risks and to observe trends in operational risks.

Loss data: The Bank establishes a system for collecting and managing internal loss data by operational risk management system. In addition, the bank receives the Korea Operational Risk Data Exchange Committee (KOREC) as external loss data and use it for scenario evaluation and risk identification.

Scenario Analysis: Because of the nature of the operational risk, it is difficult to apply statistical methods due to the lack of accumulated loss data, so the Bank predicts the potential losses and the number of annual occurrences of future operational risk losses based on various information such as internal data, external data, and opinions of experts in each department store.

Business Continuity Plan (BCP): The Bank establishes BCP plans that are divided into organization, risk assessment, business impact analysis, alternative business sites, and mock training so that banks can recover/re-open key business sectors in response to business disruptions caused by disasters and disasters.

b)	Measurement Method

The Bank measures the capital volume of the operation risk by applying the advanced measurement method.

Advanced measurement method induces total annual loss distribution through integrated loss distribution method combining loss data and scenarios, and calculates the value equivalent to 99.9 percent per centile as operational risk capital.

Based on Basel II standards, the Bank sets the 9X7 matrix as an operational risk capital measurement unit by adding the ‘support’ area corresponding to the common business of the bank, and calculates all four basic elements (internal data, external data, scenarios, business environment, and internal control factors) of the measurement of operational risk capital.

The Bank does not use insurance to reduce operational risk capital.

(5)	Capital management

The Bank complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy standard is based on Basel published by Basel III Committee on Banking Supervision in Bank for International Settlement in 2010 and was implemented in Korea in December 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Bank.

According to the above regulations, the Bank is required to meet the following minimum requirements: Common Equity Tier 1 capital ratio of 8.00% , a Tier 1 capital ratio of 9.50% and a minimum total capital ratio of 11.50% as of December 31, 2020 and December 31, 2019, respectively

Details of the Bank’s capital adequacy ratio as of December 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020(*)	December 31, 2019
Tier 1 capital	19,154,953	17,321,301
Other Tier 1 capital	2,751,655	3,466,009
Tier 2 capital	3,362,464	3,526,902

Total risk-adjusted capital	25,269,072	24,314,212

Risk-weighted assets for credit risk	129,211,525	139,043,544
Risk-weighted assets for market risk	4,459,248	2,706,955
Risk-weighted assets for operational risk	12,084,622	9,197,928
Additional amount due to lower capital limit	—	6,941,108

Total risk-weighted assets	145,755,395	157,889,535

Common Equity Tier 1 ratio	13.14%	10.97%

Tier 1 capital ratio	15.03%	13.17%

Total capital ratio	17.34%	15.40%

(*)	Tier 1 capital ratio as of December 31, 2020 is the estimation.

5.	OPERATING SEGMENTS

In evaluating the results of the Bank and allocating resources, the Bank’s Chief Operation Decision Maker (the “CODM”) utilizes the information per type of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by type of customers

The Bank’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided.

•	Consumer banking: Loans/deposits and financial services for retail and individual consumers, etc.

•	Corporate banking: Loans/deposits and export/import, financial services for corporations, etc.

•	Investment banking: Domestic/foreign investment, structured finance, M&A, Equity & fund investment related business, venture advisory related tasks, real estate SOC development practices, etc.

•	Capital market: Fund management, investment in securities and derivatives, etc.

•	Headquarters and others: Segments that do not belong to above operating segments

The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments (*)	Total
Net interest income (expense)	1,529,961	1,794,617	(4,668)	82,469	730,125	4,132,504	689,958	4,822,462
Interest income	3,394,134	3,046,061	138,643	(482)	856,269	7,434,625	344,938	7,779,563
Interest expense	(971,474)	(1,758,671)	—	—	(571,976)	(3,302,121)	345,020	(2,957,101)
Inter-segment	(892,699)	507,227	(143,311)	82,951	445,832	—	—	—
Net non-interest income (expense)	472,367	542,750	252,273	62,893	21,794	1,352,077	(677,454)	674,623
Non-interest income	451,383	591,139	335,810	17,174,355	(398,266)	18,154,421	(16,508,799)	1,645,622
Non-interest expense	(51,213)	(115,169)	(83,537)	(17,111,462)	559,037	(16,802,344)	15,831,345	(970,999)
Inter-segment	72,197	66,780	—	—	(138,977)	—	—	—
Other income (expense)	(1,891,468)	(1,385,878)	(26,188)	(25,159)	(390,552)	(3,719,245)	(12,504)	(3,731,749)
Administrative expense	(1,824,624)	(972,462)	(22,243)	(22,958)	(411,960)	(3,254,247)	—	(3,254,247)
Impairment losses due to credit loss and others	(66,844)	(413,416)	(3,945)	(2,201)	21,408	(464,998)	(12,504)	(477,502)

Operating income	110,860	951,489	221,417	120,203	361,367	1,765,336	—	1,765,336
Non-operating income (expense)	(234,354)	(424)	212,028	—	(36,268)	(59,018)	—	(59,018)

Net income before income tax expense	(123,494)	951,065	433,445	120,203	325,099	1,706,318	—	1,706,318
Income tax expense	33,961	(271,831)	(119,198)	(33,056)	(6,709)	(396,833)	—	(396,833)

Net income	(89,533)	679,234	314,247	87,147	318,390	1,309,485	—	1,309,485

(*)	Adjustments were made to present profit or loss in accordance with Korean IFRS from the reporting segments in accordance with the Managerial Accounting Standards.

	For the year ended December 31, 2019
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments (*)	Total
Net interest income (expense)	1,755,323	1,985,289	(21,820)	70,373	426,827	4,215,992	644,344	4,860,336
Interest income	3,782,031	3,648,980	152,368	6,635	1,065,068	8,655,082	360,619	9,015,701
Interest expense	(1,158,128)	(2,549,507)	—	—	(731,455)	(4,439,090)	283,725	(4,155,365)
Inter-segment	(868,580)	885,816	(174,188)	63,738	93,214	—	—	—
Net non-interest income (expense)	633,501	614,864	202,623	86,417	(66,787)	1,470,618	(557,659)	912,959
Non-interest income	541,013	662,186	283,304	9,963,528	(165,774)	11,284,257	(9,896,348)	1,387,909
Non-interest expense	(34,268)	(119,374)	(80,681)	(9,877,111)	297,795	(9,813,639)	9,338,689	(474,950)
Inter-segment	126,756	72,052	—	—	(198,808)	—	—	—
Other income (expense)	(1,952,377)	(925,856)	(11,243)	(23,080)	(302,501)	(3,215,057)	(86,685)	(3,301,742)
Administrative expense	(1,872,196)	(913,239)	(20,586)	(22,902)	(381,364)	(3,210,287)	—	(3,210,287)
Impairment losses due to credit loss and others	(80,181)	(12,617)	9,343	(178)	78,863	(4,770)	(86,685)	(91,455)

Operating income	436,447	1,674,297	169,560	133,710	57,539	2,471,553	—	2,471,553
Non-operating income (expense)	(99,015)	(23,843)	41,754	(9,453)	(15,868)	(106,425)	—	(106,425)

Net income before income tax expense	337,432	1,650,454	211,314	124,257	41,671	2,365,128	—	2,365,128
Income tax expense	(92,794)	(447,731)	(58,111)	(34,171)	58,510	(574,297)	—	(574,297)

Net income	244,638	1,202,723	153,203	90,086	100,181	1,790,831	—	1,790,831

(*)	Adjustments were made to present profit or loss in accordance with Korean IFRS from the reporting segments in accordance with the Managerial Accounting Standards.

(2)	Information on products and services

The products of the Bank are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information on geographical areas

Among the Bank’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the years ended December 31, 2020 and 2019 amounted to 9,002,030 million Won and 9,812,045 million Won, respectively, and revenue from the foreign customers amounted to 423,155 million Won and 591,565 million Won, respectively. Among the Bank’s non-current assets (investments in joint ventures and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of December 31, 2020 and December 31, 2019 are 6,894,974 million Won and 6,767,214 million Won, respectively, and foreign subsidiaries are 31,325 million Won and 37,417 million Won, respectively.

(4)	Information about major customers

The Bank does not have any single customer that generates 10% or more of the Bank’s total revenue for the years ended December 31, 2020 and 2019, respectively.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Cash	1,610,363	1,957,984
Foreign currencies	452,715	568,110
Demand deposits	5,820,704	2,872,008
Time deposits	64,889	—

Total	7,948,671	5,398,102

(2)	Among the investing and financing activities, significant transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Changes in other comprehensive income due to valuation of financial assets at FVTOCI	66,423	(34,122)
Changes in financial assets at FVTOCI as a result of debt-equity swap	3,610	96,527
Changes in investment assets of associates to fair value through other comprehensive income measurement financial assets	3,923	—
Changes in investment assets of subsidiaries and associates due to held for sale	69,857	—
Changes in unpaid dividends of hybrid equity securities	—	(22,269)
Changes in other comprehensive income of foreign operations translation	(18,003)	8,446
Changes in intangible assets related to accounts payable	—	29,705
Reclassify investment property to premises and equipment	22,742	3,273
Reclassify premises and equipment to assets held for sale	—	95
Increase in the right-of-use assets and lease liabilities	179,132	449,872
Changes in investment assets of subsidiaries and associates due to the changes in scope of consolidation	—	1,418,074
Changes in investment assets of subsidiaries investment due to mergers between subsidiaries	15,850	—

(3)	Adjustments of liabilities from financing activities in current year are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	January 1, 2020	Cash flow	Not involving cash inflows and outflows			December 31, 2020
			Foreign exchange	Variation of gains on valuation of hedged items	Others
Borrowings	15,325,821	1,390,610	(436,303)	—	(93)	16,280,035
Debentures	22,830,252	(827,033)	(212,587)	58,861	13,268	21,862,761
Lease liabilities	277,655	(158,725)	(950)	—	159,500	277,480

Rental deposit	49,057	3,979	—	—	—	53,036

Total	38,482,785	408,831	(649,840)	58,861	172,675	38,473,312

	For the year ended December 31, 2019
	January 1, 2019	Cash flow	Not involving cash inflows and outflows			December 31, 2019
			Foreign exchange	Variation of gains on valuation of hedged items	Others
Borrowings	14,081,092	1,543,522	(298,577)	—	(216)	15,325,821
Debentures	21,666,331	935,149	124,471	85,983	18,318	22,830,252
Lease liabilities (*)	263,496	(177,823)	934	—	191,048	277,655
Rental deposit	32,097	16,960	—	—	—	49,057

Total	36,043,016	2,317,808	(173,172)	85,983	209,150	38,482,785

(*)	The amount of lease liability at the beginning of the current in applying Korean IFRS 1116 is reflected.

7.	FINANCIAL ASSETS AT FVTPL

(1)	Financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Financial assets at fair value through profit or loss mandatorily measured at fair value	11,182,205	5,429,401

(2)	Details of Financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Due from banks:
Gold banking assets	48,796	27,901
Securities:
Equity securities	418,718	600,622
Capital contributions	642,918	470,579
Beneficiary certificates	3,041,995	1,375,989
Others	84,979	—

Sub-total	4,188,610	2,447,190

Loans	9,698	9,037
Derivatives assets	6,935,101	2,945,273

Total	11,182,205	5,429,401

There are no financial assets at fair value through profit or loss owned by the Bank as of December 31, 2020 and 2019.

8.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of December 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Debt securities:
Korean treasury and government agencies	2,922,198	1,152,711
Financial institutions	17,996,660	17,769,924
Corporates	3,896,744	3,906,957
Bonds denominated in foreign currencies	2,830,770	2,865,835
Securities loaned	100,345	80,737
Mortgage-backed debt securities	76,758	—
Sub-total	27,823,475	25,776,164
Equity securities	930,906	772,689

Total	28,754,381	26,548,853

(2)	Details of equity securities designated as financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

Purpose of acquisition	December 31, 2020	December 31, 2019
Investment for strategic business partnership purpose	629,805	517,244
Debt-equity swap	301,101	255,445

Total	930,906	772,689

(3)	Changes in the loss allowance and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

i)	Allowance for credit losses

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(8,051)	—	—	(8,051)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(1,570)	—	—	(1,570)
Disposal	754	—	—	754
Others (*)	11	—	—	11

Ending balance	(8,856)	—	—	(8,856)

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,413)	—	—	(5,413)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(3,111)	—	—	(3,111)
Disposal	476	—	—	476
Others (*)	(3)	—	—	(3)

Ending balance	(8,051)	—	—	(8,051)

(*)	Others consist of foreign currencies translation, etc.

ii)	Gross carrying amount

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	25,776,164	—	—	25,776,164
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	22,416,830	—	—	22,416,830
Disposal / Recovery	(20,183,087)	—	—	(20,183,087)
Gain on fair value valuation	46,032	—	—	46,032
Amortization on the effective interest method	(8,418)	—	—	(8,418)
Others (*)	(224,046)	—	—	(224,046)

Ending balance	27,823,475	—	—	27,823,475

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	16,254,592	—	—	16,254,592
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	23,182,940	—	—	23,182,940
Disposal / Recovery	(13,760,417)	—	—	(13,760,417)
Gain on fair value valuation	47,827	—	—	47,827
Amortization on the effective interest method	11,522	—	—	11,522
Others (*)	39,700	—	—	39,700

Ending balance	25,776,164	—	—	25,776,164

(*)	Others consist of foreign currencies translation, etc.

(4)

For the years ended December 31, 2020 and 2019, the Bank sold its equity securities, designated as financial assets at FVTOCI in accordance with decision of disposal by the creditors, and the fair values at disposal dates were 2,773 million Won and 34,640 million Won, respectively, and cumulative losses at disposal dates were 3,641 million Won and 38,995 million Won, respectively. For the year ended December 31, 2019, the Bank sold its equity securities of Woori Financial Group Inc. which were designated as FVTOCI to comply with the regulation on the acquisition of parent company shares by a subsidiary under business law, and its fair value at the time of disposal was 767,727 million Won, and the cumulative loss at the time of disposal was 23,782 million Won.

9.	SECURITIES AT AMORTIZED COST

(1)	Details of securities at amortized cost as of December 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Korean treasury and government agencies	6,947,495	8,044,040
Financial institutions	4,843,534	6,694,614
Corporates	4,726,075	5,068,489
Bonds denominated in foreign currencies	340,522	345,476
Allowance for credit losses	(4,544)	(5,482)

Total	16,853,082	20,147,137

(2)	Changes in the loss allowance and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

i)	Loss allowance

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,482)	—	—	(5,482)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of allowance for credit losses	933	—	—	933
Others (*)	5	—	—	5

Ending balance	(4,544)	—	—	(4,544)

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(6,895)	—	—	(6,895)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of loss allowance	1,413	—	—	1,413

Ending balance	(5,482)	—	—	(5,482)

(*)	Others consist of foreign currencies translation, etc.

ii)	Gross carrying amount

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	20,152,619	—	—	20,152,619
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	2,303,769	—	—	2,303,769
Disposal / Recovery	(5,577,843)	—	—	(5,577,843)
Amortization on the effective interest method	(484)	—	—	(484)
Others (*)	(20,435)	—	—	(20,435)

Ending balance	16,857,626	—	—	16,857,626

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	22,808,945	—	—	22,808,945
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	6,030,871	—	—	6,030,871
Disposal / Recovery	(8,685,723)	—	—	(8,685,723)
Amortization on the effective interest method	(3,286)	—	—	(3,286)
Others (*)	1,812	—	—	1,812

Ending balance	20,152,619	—	—	20,152,619

(*)	Others consist of foreign currencies translation, etc.

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of December 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Due from banks	8,812,408	12,554,759
Loans	270,735,738	247,799,726
Other financial assets	6,609,691	7,556,854

Total	286,157,837	267,911,339

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Due from banks in local currency:
Due from the Bank of Korea (“BOK”)	6,519,226	11,028,850
Others	39,255	39,136
Allowance for credit losses	(1,573)	(2,591)

Sub-total	6,556,908	11,065,395

Due from banks in foreign currencies:
Due from banks on demand	1,395,718	862,747
Due from banks on time	42,170	42,539
Others	819,255	585,301
Allowance for credit losses	(1,643)	(1,223)

Sub-total	2,255,500	1,489,364

Total	8,812,408	12,554,759

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	December 31, 2020	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	6,519,226	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	39,255	Central counterparty KRW margin and others

Sub-total		6,558,481

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	1,394,153	Reserve deposits under the BOK Act and others
Others	Korea Investment & Securities Co., Ltd. and others	819,255	Deposits for foreign futures and options trading and others

	Sub-total	2,213,408

	Total	8,771,889

	Counterparty	December 31, 2019	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	11,028,850	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	39,136	Central counterparty KRW margin and others

Sub-total		11,067,986

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	861,027	Reserve deposits under the BOK Act and others
Others	Korea Investment & Securities Co., Ltd. and others	585,301	Deposits for foreign futures and options trading and others

	Sub-total	1,446,328

	Total	12,514,314

(4)	Changes in the loss allowance and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

i)	Allowance for credit losses

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,814)	—	—	(3,814)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of loss allowance	598	—	—	598

Ending balance	(3,216)	—	—	(3,216)

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,204)	—	—	(4,204)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of loss allowance	390	—	—	390

Ending balance	(3,814)	—	—	(3,814)

ii)	Gross carrying amount

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	12,558,573	—	—	12,558,573
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase (decrease)	(3,742,949)	—	—	(3,742,949)

Ending balance	8,815,624	—	—	8,815,624

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	12,272,576	—	—	12,272,576
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase (decrease)	285,997	—	—	285,997

Ending balance	12,558,573	—	—	12,558,573

(5)	Details of loans are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Loans in local currency	240,656,330	219,156,962
Loans in foreign currencies	11,338,325	11,089,570
Domestic banker’s usance	2,189,173	2,846,259
Bills bought in foreign currencies	5,620,098	4,633,210
Bills bought in local currency	10,921	16,012
Factoring receivables	25,017	20,737
Advances for customers on guarantees	16,193	11,425
Private placement bonds	59,100	62,468
Call loans	1,488,642	1,889,927
Bonds purchased under resale agreements	10,016,470	8,670,352
Others	180	470
Loan origination costs and fees	621,073	569,512
Discounted present value	(2)	(69)
Allowance for credit losses	(1,305,782)	(1,167,109)

Total	270,735,738	247,799,726

(6)	Changes in the loss allowance of loans are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(68,276)	(71,656)	(109,856)	(290,005)	(285,968)	(341,348)
Transfer to 12-month expected credit losses	(19,707)	18,926	781	(23,015)	22,330	685
Transfer to lifetime expected credit losses	7,745	(9,297)	1,552	18,929	(47,810)	28,881
Transfer to credit-impaired financial assets	1,213	3,756	(4,969)	2,966	8,668	(11,634)
Net reversal (provision) of loss allowance	20,145	(3,551)	(95,611)	14,737	(195,318)	(227,837)
Recovery	—	—	(66,116)	—	—	(74,491)
Write-off	—	—	163,622	—	—	229,632
Disposal	—	—	1,154	—	13	27,585
Unwinding effect	—	—	9,069	—	—	14,385
Others	5	1	48	4,242	1,631	37,982

Ending balance	(58,875)	(61,821)	(100,326)	(272,146)	(496,454)	(316,160)

	For the year ended December 31, 2020
	Total
	Stage 1	Stage 2	Stage 3
Beginning balance	(358,281)	(357,624)	(451,204)
Transfer to 12-month expected credit losses	(42,722)	41,256	1,466
Transfer to lifetime expected credit losses	26,674	(57,107)	30,433
Transfer to credit-impaired financial assets	4,179	12,424	(16,603)
Net reversal (provision) of loss allowance	34,882	(198,869)	(323,448)
Recovery	—	—	(140,607)
Write-off	—	—	393,254
Disposal	—	13	28,739
Unwinding effect	—	—	23,454
Others	4,247	1,632	38,030

Ending balance	(331,021)	(558,275)	(416,486)

	For the year ended December 31, 2019
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(98,645)	(41,383)	(113,886)	(317,581)	(336,546)	(489,013)
Transfer to 12-month expected credit losses	(13,493)	12,751	742	(57,996)	49,345	8,651
Transfer to lifetime expected credit losses	13,381	(14,596)	1,215	11,672	(28,524)	16,852
Transfer to credit-impaired financial assets	1,216	4,136	(5,352)	3,120	17,751	(20,871)
Net reversal (provision) of loss allowance	29,265	(32,564)	(143,545)	89,888	12,005	(54,851)
Recovery	—	—	(58,512)	—	—	(60,484)
Write-off	—	—	197,072	—	—	198,394
Disposal	—	—	2,763	—	1	42,095
Unwinding effect	—	—	9,647	—	—	17,887
Others	—	—	—	(19,108)	—	(8)

Ending balance	(68,276)	(71,656)	(109,856)	(290,005)	(285,968)	(341,348)

	For the year ended December 31, 2019
	Total
	Stage 1	Stage 2	Stage 3
Beginning balance	(416,226)	(377,929)	(602,899)
Transfer to 12-month expected credit losses	(71,489)	62,096	9,393
Transfer to lifetime expected credit losses	25,053	(43,120)	18,067
Transfer to credit-impaired financial assets	4,336	21,887	(26,223)
Net reversal (provision) of loss allowance	119,153	(20,559)	(198,396)
Recovery	—	—	(118,996)
Write-off	—	—	395,466
Disposal	—	1	44,858
Unwinding effect	—	—	27,534
Others	(19,108)	—	(8)

Ending balance	(358,281)	(357,624)	(451,204)

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	106,955,221	12,402,501	379,597	123,801,510	4,723,938	704,068
Transfer to 12-month expected credit losses	4,556,671	(4,544,610)	(12,061)	1,096,456	(1,093,834)	(2,622)
Transfer to lifetime expected credit losses	(5,287,536)	5,309,891	(22,355)	(3,884,384)	3,928,070	(43,686)
Transfer to credit-impaired financial assets	(81,198)	(101,354)	182,552	(320,167)	(106,707)	426,874
Write-off	—	—	(163,622)	—	—	(229,632)
Disposal	—	—	(50,776)	—	(398)	(135,307)
Net increase (decrease)	12,092,650	(1,261,381)	13,763	13,450,402	(584,392)	(56,622)

Ending balance	118,235,808	11,805,047	327,098	134,143,817	6,866,677	663,073

	For the year ended December 31, 2020
	Total
	Stage 1	Stage 2	Stage 3
Beginning balance	230,756,731	17,126,439	1,083,665
Transfer to 12-month expected credit losses	5,653,127	(5,638,444)	(14,683)
Transfer to lifetime expected credit losses	(9,171,920)	9,237,961	(66,041)
Transfer to credit-impaired financial assets	(401,365)	(208,061)	609,426
Write-off	—	—	(393,254)
Disposal	—	(398)	(186,083)
Net increase (decrease)	25,543,052	(1,845,773)	(42,859)

Ending balance	252,379,625	18,671,724	990,171

	For the year ended December 31, 2019
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	107,107,365	5,976,763	359,331	123,518,883	4,810,308	910,170
Transfer to 12-month expected credit losses	2,620,006	(2,607,808)	(12,198)	1,554,441	(1,543,871)	(10,570)
Transfer to lifetime expected credit losses	(8,215,779)	8,233,760	(17,981)	(2,268,548)	2,304,243	(35,695)
Transfer to credit-impaired financial assets	(140,980)	(97,205)	238,185	(251,440)	(142,645)	394,085
Write-off	—	—	(197,072)	—	—	(198,394)
Disposal	—	(55)	(67,924)	—	(70)	(161,318)
Net increase (decrease)	5,584,609	897,046	77,256	1,248,174	(704,027)	(194,210)

Ending balance	106,955,221	12,402,501	379,597	123,801,510	4,723,938	704,068

	For the year ended December 31, 2019
	Total
	Stage 1	Stage 2	Stage 3
Beginning balance	230,626,248	10,787,071	1,269,501
Transfer to 12-month expected credit losses	4,174,447	(4,151,679)	(22,768)
Transfer to lifetime expected credit losses	(10,484,327)	10,538,003	(53,676)
Transfer to credit-impaired financial assets	(392,420)	(239,850)	632,270
Write-off	—	—	(395,466)
Disposal	—	(125)	(229,242)
Net increase (decrease)	6,832,783	193,019	(116,954)

Ending balance	230,756,731	17,126,439	1,083,665

(8)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Receivables	3,412,031	5,411,855
Accrued income	672,574	855,296
Telex and telephone subscription rights and refundable deposits	934,522	961,058
Other assets	1,655,849	394,313
Allowance for credit losses	(65,285)	(65,668)

Total	6,609,691	7,556,854

(9)	Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(824)	(723)	(64,121)	(65,668)
Transfer to 12-month expected credit losses	(78)	68	10	—
Transfer to lifetime expected credit losses	58	(73)	15	—
Transfer to credit-impaired financial assets	12	55	(67)	—
Net reversal (provision) of loss allowance	6	(1,601)	(1,136)	(2,731)
Write-off	—	—	1,558	1,558
Disposal	—	—	1,556	1,556

Ending balance	(826)	(2,274)	(62,185)	(65,285)

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(1,120)	(836)	(61,286)	(63,242)
Transfer to 12-month expected credit losses	(145)	136	9	—
Transfer to lifetime expected credit losses	68	(101)	33	—
Transfer to credit-impaired financial assets	15	153	(168)	—
Net reversal (provision) of loss allowance	358	(75)	(6,791)	(6,508)
Write-off	—	—	2,397	2,397
Disposal	—	—	1,685	1,685

Ending balance	(824)	(723)	(64,121)	(65,668)

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	7,523,494	27,081	71,947	7,622,522
Transfer to 12-month expected credit losses	7,245	(7,226)	(19)	—
Transfer to lifetime expected credit losses	(12,958)	12,977	(19)	—
Transfer to credit-impaired financial assets	(829)	(632)	1,461	—
Write-off	—	—	(1,558)	(1,558)
Disposal	—	—	(1,802)	(1,802)
Net increase (decrease)	(935,558)	(4,046)	(4,582)	(944,186)

Ending balance	6,581,394	28,154	65,428	6,674,976

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	6,769,613	19,729	70,711	6,860,053
Transfer to 12-month expected credit losses	6,533	(6,517)	(16)	—
Transfer to lifetime expected credit losses	(15,999)	16,060	(61)	—
Transfer to credit-impaired financial assets	(803)	(845)	1,648	—
Write-off	—	—	(2,397)	(2,397)
Disposal	—	—	(2,212)	(2,212)
Net increase (decrease)	764,150	(1,346)	4,274	767,078

Ending balance	7,523,494	27,081	71,947	7,622,522

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the level of market observable inputs. The market observable inputs reflect unique characteristics of a financial instrument or market condition (including transparency and whether there are transactions among market participants), and when a financial instrument is traded in an active market, the best estimate of its fair value is the quoted price in the active market. The Bank maximizes the use of market observable inputs and minimizes the use of unobserved firm-specific inputs to selected valuation techniques. Fair value of the Bank is measured based on the perspective of a market participant. As such, even when market observable inputs are not readily available, firm-specific inputs reflect factors that market participants would use for measuring the fair value of assets or liabilities.

The fair value measurement is described in one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3— fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Bank’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Due from banks	48,796	—	—	48,796
Equity securities	22,905	—	395,813	418,718
Capital contributions	—	—	642,918	642,918
Beneficiary certificates	—	900,166	2,141,829	3,041,995
Loans	—	—	9,698	9,698
Derivative assets	18,416	6,910,009	6,676	6,935,101
Others	—	—	84,979	84,979

Sub-total	90,117	7,810,175	3,281,913	11,182,205

Financial assets at FVTOCI
Debt securities	3,092,237	24,731,238	—	27,823,475
Equity securities	510,056	—	420,850	930,906

Sub-total	3,602,293	24,731,238	420,850	28,754,381

Derivative assets (designated for hedging)	—	174,820	—	174,820

Total	3,692,410	32,716,233	3,702,763	40,111,406

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	49,279	—	—	49,279
Derivative liabilities	6,024	6,432,094	20,075	6,458,193

Sub-total	55,303	6,432,094	20,075	6,507,472

Financial liabilities designated at FVTPL
Equity-linked securities	—	—	19,631	19,631
Derivative liabilities (designated for hedging)	—	28	—	28

Total	55,303	6,432,122	39,706	6,527,131

	December 31, 2019
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Due from banks	27,901	—	—	27,901
Equity securities	136,723	—	463,899	600,622
Capital contributions	—	—	470,579	470,579
Beneficiary certificates	—	27,476	1,348,513	1,375,989
Loans	—	—	9,037	9,037
Derivative assets	3,057	2,917,168	25,048	2,945,273

Sub-total	167,681	2,944,644	2,317,076	5,429,401

Financial assets at FVTOCI
Debt securities	2,014,978	23,680,449	—	25,695,427
Equity securities	441,655	—	331,034	772,689
Securities loaned	—	80,737	—	80,737

Sub-total	2,456,633	23,761,186	331,034	26,548,853

Derivative assets (designated for hedging)	—	111,764	—	111,764

Total	2,624,314	26,817,594	2,648,110	32,090,018

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	27,530	—	—	27,530
Derivative liabilities	4,336	2,764,801	72,039	2,841,176

Sub-total	31,866	2,764,801	72,039	2,868,706

Financial liabilities designated at FVTPL
Equity-linked securities	—	—	87,626	87,626

Total	31,866	2,764,801	159,665	2,956,332

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Bank recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

Financial assets and liabilities measured at fair value, financial assets and liabilities designated as at FVTPL, financial assets at FVTOCI, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Bank determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

①	Valuation methods and input variables used for the fair value measurement of level 2 financial assets and liabilities are as follows:

	Valuation methods	Input variables
Debt securities	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free market rate with credit spread.	Risk-free market rate and Credit spread
Beneficiary certificates	The Beneficiary certificates classified as Level 2 are measured with Net asset value.	Values of underlying assets such as bonds

Derivatives	The fair value is measure by using Option model(Closed Form), Finite Difference Method(FDM), Monte Carlo Simulation.	Discount rate, Values of underlying assets such as foreign exchange rate and stock prices, Volatility, etc.

②	Valuation methods and input variables used for the fair value measurement of level 3 financial assets and liabilities are as follows:

	Valuation techniques	Input variables
Loans	The fair value of loans is measured by the Binomial Tree and LSMC given the values of underlying assets and volatility.	Values of underlying assets, Volatility

Debt securities	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate with credit spread.	Risk-free market rate, Credit spread

Equity securities, capital contributions and beneficiary certificates	Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, Net Asset Value Method and LSMC, more than one method is used given the characteristic of the subject of fair value measurement.	Risk-free market rate, Market risk premium, Corporate Beta, Stock price, Volatility of underlying assets, etc.

Derivatives	The fair value is measured through option model (Closed Form), DCF Model, FDM, Monte Carlo Simulation, etc.	Discount rate, Values of underlying assets such as foreign exchange rate and stock prices, Volatility, etc.

Equity-linked securities	The fair value is measured through option model (Closed Form), DCF Model, FDM, Monte Carlo Simulation, etc.	Values of underlying assets, Discount rate, Dividend, Volatility, Correlation coefficient and Foreign exchange rate, etc.

Others	The fair value is measured by the Income approach and LSMC, etc.	Stock price, Volatility of underlying assets, etc.

Valuation techniques of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Type	Significant but unobservable input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Loans	Binomial tree		Stock price, Volatility of underlying asset	22.84%	Variation of fair value increases as volatility of underlying asset increases.
	LSMC		Stock price, Volatility of underlying asset	18.99%	Variation of fair value increases as volatility of underlying asset increases.

Derivative assets	Option valuation model and others	Interest rate related	Correlation coefficient	0.9~0.98	Variation of fair value increases as correlation coefficient increases.

			Volatility of underlying asset	25.46%~131.47%	Variation of fair value increases as volatility of underlying asset increases.

		Equity related	Correlation coefficient	0.29~0.75	Variation of fair value increases as correlation coefficient increases.

			Volatility of underlying asset	—	Variation of fair value increases as volatility of underlying asset increases.

	DCF model	Interest rate related	Credit risk adjustment ratio	100.00%	Variation of fair value decreases as credit risk adjustment ratio increases.

Derivative liabilities	Option valuation model and others	Interest rate related	Correlation coefficient	0.90~0.98	Variation of fair value increases as correlation coefficient increases.

			Volatility of underlying asset	25.46%~131.47%	Variation of fair value increases as volatility of underlying asset increases.

		Equity related	Correlation coefficient	0.29~0.75	Variation of fair value increases as correlation coefficient increases.

			Volatility of underlying asset	—	Variation of fair value increases as volatility of underlying asset increases.

Equity-linked securities	Monte Carlo Simulation and others	Equity related	Correlation coefficient Volatility of underlying asset	0.48~0.60 27.59%~49.29%

Equity-linked securities’ variation of fair value increases if both volatility and correlation coefficient increase. However, when correlation coefficient decreases despite the increase in volatility, the variation of fair value of a compound financial instrument may decrease.

	Fair value measurement technique	Type	Significant but unobservable input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement

Equity securities, capital contributions and Beneficiary certificates	LSMC		Stock price, Volatility of underlying asset	18.99%~26.45%	Variation of fair value increases as volatility of underlying asset increases.

	DCF model and Others		Terminal growth rate	1.00%	Fair value increases as terminal growth rate increases.

			Discount rate	5.83%~34.63%	Fair value increases as discount rate decreases.

			Variation of property disposal price	0.00%	Fair value increases as property disposal price increases.

			Liquidation value	0.00%	Fair value increases as liquidation value increases.

Others	Income approach		Discount rate	12.69%	Fair value increases as discount rate decreases.

			Growth rate	1.00%	Fair value increases as growth rate increases

	LSMC		Stock price, Volatility of underlying asset	17.61%~26.45%	Variation of fair value increases as volatility of underlying asset increases.

Fair value of financial assets and liabilities classified into Level 3 is measured by the Bank using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Bank and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For year ended December 31, 2020
	January 1, 2020	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3 (*2)	December 31, 2020
Financial assets:
Financial assets at FVTPL
Equity securities	400,019	(7,001)	—	3,116	(353)	32	395,813
Capital contributions	470,579	23,940	—	180,297	(31,898)	—	642,918
Beneficiary certificates	1,348,513	(5,397)	—	1,024,495	(225,782)	—	2,141,829
Loans	9,037	1,961	—	—	(1,300)	—	9,698
Derivative assets	25,048	9,458	—	8,305	(23,911)	(12,224)	6,676
Others	63,880	3,472	—	17,997	(370)	—	84,979

Sub-total	2,317,076	26,433	—	1,234,210	(283,614)	(12,192)	3,281,913

Financial assets at FVTOCI
Equity securities	331,034	—	8,169	81,836	(2,381)	2,192	420,850

Total	2,648,110	26,433	8,169	1,316,046	(285,995)	(10,000)	3,702,763

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	72,039	30,150	—	2,590	(66,171)	(18,533)	20,075
Financial liabilities designated at FVTPL
Equity-linked securities	87,626	665	—	—	(68,660)	—	19,631

Total	159,665	30,815	—	2,590	(134,831)	(18,533)	39,706

(*1)

The losses that increase the financial liabilities are presented as positive amounts, and the gains that decrease the financial liabilities are presented as negative amounts. The gain amounting to 30,685 million Won for year ended December 31, 2020, which is from financial assets and liabilities that the Bank holds as at the end of the periods, has been recognized in net gain (loss) on financial assets at FVTPL and net gain (loss) on financial assets at FVTOCI in the statement of comprehensive income.

(*2)

There were transfers between levels as the availability of observable market data for these financial instruments changed, the Bank recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

	For the year ended December 31, 2019
	January 1, 2019	Net income (loss) (*1)	Other comprehensive income	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	December 31, 2019
Financial assets:
Financial assets at FVTPL
Equity securities	373,184	57,675	—	60,942	(27,902)	—	463,899
Capital contributions	386,096	(13,244)	—	148,960	(51,233)	—	470,579
Beneficiary certificates	872,023	22,177	—	600,524	(154,652)	8,441	1,348,513
Loans	21,492	1,536	—	500	(14,491)	—	9,037
Derivative assets	48,941	16,935	—	1,115	(40,344)	(1,599)	25,048

Sub-total	1,701,736	85,079	—	812,041	(288,622)	6,842	2,317,076

Financial assets at FVTOCI
Equity securities	303,772	—	26,936	431	(105)	—	331,034

Total	2,005,508	85,079	26,936	812,472	(288,727)	6,842	2,648,110

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	16,691	84,034	—	(11,140)	(14,817)	(2,729)	72,039
Financial liabilities designated at FVTPL
Equity-linked securities	164,767	33,237	—	1,810	(112,188)	—	87,626

Total	181,458	117,271	—	(9,330)	(127,005)	(2,729)	159,665

(*1)

The losses that increase the financial liabilities are presented as positive amounts, and the gains that decrease the financial liabilities are presented as negative amounts. The gain amounting to 25,834 million Won for year ended December 31, 2019, which is from financial assets and liabilities that the Bank holds as at the end of the periods, has been recognized in net gain (loss) on financial assets at FVTPL and net gain (loss) on financial assets at FVTOCI in the statement of comprehensive income.

(*2)	The Bank recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

(4)	The results of a sensitivity analysis on the rational fluctuation in the unobservable inputs used for measuring Level 3 financial instruments are as follows.

Sensitivity analysis of financial instruments is performed by classifying the effect of changes in unobservable inputs on changes in the value of financial instruments into favorable and unfavorable changes. When the fair value of a financial instrument is affected by more than one unobservable input, the below table presents the most favorable or the most unfavorable circumstances. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) debt securities, equity securities, interest rate related derivatives, currency related derivatives, equity related derivatives, equity-linked securities, beneficiary certificates and loans of which fair value changes are recognized as profit or loss; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Meanwhile, 3,260,435 million won and 2,021,513 million won out of 3,742,469 million won and 2,807,775 million won of financial instruments classified as Level 3 as of December 31, 2020 and 2019 were excluded from the sensitivity disclosure as it is practically impossible to calculate sensitivity due to changes in input variables.

The following table presents the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of a Level 3 financial instruments (Unit: Korean Won in millions):

	As of December 31, 2020
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	110	(257)	—	—
Loans (*2)	58	(72)	—	—
Equity securities (*2)(*3)(*4)	7,101	(6,124)	—	—
Beneficiary certificates (*4)	1,403	(1,537)	—	—
Others (*2)	640	(547)	—	—
Financial assets at FVTOCI
Equity securities (*3)(*4)	—	—	13,469	(10,341)

Total	9,312	(8,537)	13,469	(10,341)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	516	(405)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities (*1)	57	(45)	—	—

Total	573	(450)	—	—

	As of December 31, 2019
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivatives assets (*1)	640	(935)	—	—
Loans (*2)	152	(128)	—	—
Equity securities (*2)(*3)(*4)	15,317	(10,361)	—	—
Beneficiary certificates (*4)	1,125	(1,125)	—	—
Financial assets at FVTOCI
Equity securities (*3)(*4)	—	—	19,547	(9,399)

Total	17,234	(12,549)	19,547	(9,399)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	1,054	(816)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities (*1)	136	(142)	—	—

Total	1,190	(958)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)	The change in fair value is calculated by increasing or decreasing the share price (-10% to 10%) and volatility (-10% to 10%), the major unobservable inputs.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate (-1~1%) or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets and discount rate by 1%.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Fair value				Book
	Level 1	Level 2	Level 3	Total	value
Financial assets:
Securities at amortized cost	2,968,875	14,131,990	—	17,100,865	16,853,082
Loans and other financial assets at amortized cost	—	—	284,010,269	284,010,269	286,157,837
Financial liabilities:
Deposits due to customers	—	277,170,626	—	277,170,626	277,017,793
Borrowings	—	16,287,697	—	16,287,697	16,280,035
Debentures	—	22,167,348	—	22,167,348	21,862,761
Other financial liabilities	—	12,311,629	—	12,311,629	12,312,431

	December 31, 2019
	Fair value				Book
	Level 1	Level 2	Level 3	Total	value
Financial assets:
Securities at amortized cost	3,123,898	17,205,518	—	20,329,416	20,147,137
Loans and other financial assets at amortized cost	—	—	257,019,589	257,019,589	267,911,339
Financial liabilities:
Deposits due to customers	—	252,857,819	—	252,857,819	252,625,294
Borrowings	—	15,245,919	—	15,245,919	15,325,821
Debentures	—	23,058,735	—	23,058,735	22,830,252
Other financial liabilities	—	15,888,244	—	15,888,244	15,889,160

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Bank determines the fair value using valuation methods. Valuation techniques and input variables for financial assets and liabilities that are measured at amortized costs are given as follows:

	Valuation techniques	Input variables
Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying the risk-free market discount rate applied credit spread.	Risk-free market rate and credit spread
Loans and other financial assets at amortized cost	The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.	Risk-free market rate, credit spread and prepayment-rate
Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Bank.	Risk-free market rate and forward rate

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivative assets (designated for hedging)	Total
Financial assets:
Due from banks	48,796	—	8,812,408	—	8,861,204
Securities	4,188,610	28,754,381	16,853,082	—	49,796,073
Loans	9,698	—	270,735,738	—	270,745,436
Derivative assets	6,935,101	—	—	174,820	7,109,921
Other financial assets	—	—	6,609,691	—	6,609,691

Total	11,182,205	28,754,381	303,010,919	174,820	343,122,325

	December 31, 2020
	Financial liabilities at FVTPL	Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivative liabilities (designated for hedging)	Total
Financial liabilities:
Deposits due to customers	49,279	—	277,017,793	—	277,067,072
Borrowings	—	19,631	16,280,035	—	16,299,666
Debentures	—	—	21,862,761	—	21,862,761
Derivative liabilities	6,458,193	—	—	28	6,458,221
Other financial liabilities	—	—	12,312,431	—	12,312,431

Total	6,507,472	19,631	327,473,020	28	334,000,151

	December 31, 2019
	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivative assets (designated for hedging)	Total
Financial assets:
Due from banks	27,901	—	12,554,759	—	12,582,660
Securities	2,447,190	26,548,853	20,147,137	—	49,143,180
Loans	9,037	—	247,799,726	—	247,808,763
Derivative assets	2,945,273	—	—	111,764	3,057,037
Other financial assets	—	—	7,556,854	—	7,556,854

Total	5,429,401	26,548,853	288,058,476	111,764	320,148,494

	December 31, 2019
	Financial liabilities at FVTPL	Financial liabilities designated at FVTPL	Financial liabilities at amortized cost etc	Total
Financial liabilities:
Deposits due to customers	27,530	—	252,625,294	252,652,824
Borrowings	—	87,626	15,325,821	15,413,447
Debentures	—	—	22,830,252	22,830,252
Derivative liabilities	2,841,176	—	—	2,841,176
Other financial liabilities (*)	—	—	15,955,782	15,955,782

Total	2,868,706	87,626	306,737,149	309,693,481

(*)	Other financial liabilities include 66,622 million Won of financial guarantee liabilities measured at amortized cost which is included in provisions.

(7)	Income or expense from financial instruments by category during the years ended December 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Interest income (expense)	Fees and commissions income (expense)	Reversal (Provision) of credit loss	Gain (Loss) on valuation	Others	Total
Financial assets at FVTPL	173	—	—	(23,967)	608,044	584,250
Financial assets designated at FVTPL	—	—	—	(682)	17	(665)
Financial assets at FVTOCI	405,916	311	(1,570)	—	32,495	437,152
Securities at amortized cost	377,128	—	933	—	—	378,061
Loans and other financial assets at amortized cost	6,996,346	52,500	(489,568)	—	18,402	6,577,680
Financial liabilities at amortized cost	(2,950,695)	—	—	—	—	(2,950,695)
Net derivatives (designated for hedging)	—	—	—	(1,852)	1,006	(846)

Total	4,828,868	52,811	(490,205)	(26,501)	659,964	5,024,937

	For the year ended December 31, 2019
	Interest income (expense)	Fees and commissions income (expense)	Reversal (Provision) of credit loss	Gain (Loss) on valuation	Others	Total
Financial assets at FVTPL	359	90,188	—	271,741	(126,182)	236,106
Financial assets designated at FVTPL	—	—	—	(17,231)	(16,006)	(33,237)
Financial assets at FVTOCI	437,104	—	(3,111)	—	23,229	457,222
Securities at amortized cost	430,440	—	1,413	—	—	431,853
Loans and other financial assets at amortized cost	8,147,798	150,754	(105,919)	—	84,240	8,276,873
Financial liabilities at FVTPL	—	—	—	—	135	135
Financial liabilities at amortized cost	(4,155,366)	—	—	—	—	(4,155,366)
Net derivatives (designated for hedging)	—	—	—	4,261	—	4,261
Off-balance provisions	—	56,635	16,162	—	—	72,797

Total	4,860,335	297,577	(91,455)	258,771	(34,584)	5,290,644

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial instruments

i)	Transferred financial assets that do not meet the condition of derecognition

a)	Bonds sold under repurchase agreements

The financial instruments that were disposed but the Bank agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		December 31, 2020	December 31, 2019
Asset transferred	Financial assets at FVTOCI	76,758	—
	Securities at amortized cost	—	5,570
	Total	76,758	5,570
Related liabilities	Bonds sold under repurchase agreements	60,972	6,008

b)	Securities loaned

When the Bank loans its securities to outside parties, the legal ownerships of the securities are transferred; however, they should be returned at the end of lending period. Therefore, the Bank does not derecognize them from the financial statements as it owns majority of risks and benefits from the securities continuously, regardless of the transfer of legal ownership. The carrying amounts of the securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2020	December 31, 2019	Loaned to
Financial assets at FVTOCI	Korean treasury and government bonds and others	100,345	80,737	Korea Securities Finance Corporation

The details of the transferred financial assets that do not meet the condition of derecognition in their entirety, such as disposal of securities under repurchase agreement or securities loaned, are also explained in Note 18.

(2)	The offset of financial assets and liabilities

The Bank possesses both the uncollected domestic exchange receivables and the unpaid domestic exchange payable, which satisfy offsetting criteria of Korean IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been offset with part of unpaid domestic exchange payable or uncollected domestic exchange receivables and has been disclosed in loans and other financial assets at amortized cost and other financial liabilities of the Bank’s statements of financial position, respectively.

The Bank possesses the derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange that do not satisfy the offsetting criteria of Korean IFRS 1032, but provide the Bank under the circumstances of the trading party’s defaults, insolvency or bankruptcy, with the right of offsetting. Items such as cash collateral cannot satisfy the offsetting criteria of Korean IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency or bankruptcy, the net amount of derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange can be offset.

The Bank has entered into a sale and repurchase agreement and accounted it as a collateralized borrowing. The Bank has also entered into a purchase and resale agreement and accounted it as a secured loan. The Bank under the repurchase agreements has offsetting right only upon the counterparty’s default, insolvency or bankruptcy; thus, the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement, which does not satisfy the offsetting criteria of Korean IFRS 1032. The Bank disclosed bonds sold under repurchase agreements as borrowings and bonds purchased under resale agreements as loans and other financial assets at amortized cost.

As of December 31, 2020 and December 31, 2019, the financial instruments to be offset and may be covered by master netting agreements and similar agreements are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets (*1)	6,458,681	—	6,458,681	7,723,912	598,545	1,280,053
Receivable spot exchange (*2)	3,143,829	—	3,143,829
Bonds purchased under resale agreements (*2)	10,016,470	—	10,016,470	10,016,470	—	—
Domestic exchanges settlement credits (*2)(*6)	34,348,139	32,831,416	1,516,723	—	—	1,516,723

Total	53,967,119	32,831,416	21,135,703	17,740,382	598,545	2,796,776

	December 31, 2020
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities setoff	Net amounts of financial liabilities presented	Related amounts not setoff in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities (*1)	5,823,371	—	5,823,371	7,137,597	477,603	1,371,109
Equity linked securities in short position (*3)	19,630	—	19,630
Payable spot exchange (*4)	3,143,308	—	3,143,308
Bonds sold under repurchase agreements (*5)	60,972	—	60,972	60,972	—	—
Domestic exchanges settlement debits (*4)(*6)	33,007,595	32,831,416	176,179	176,179	—	—

Total	42,054,876	32,831,416	9,223,460	7,374,748	477,603	1,371,109

(*1)	The items include derivatives held for trading and derivatives designated for hedging.
(*2)	The items are included in loans and other financial assets at amortized cost.
(*3)	The items are equity linked securities related to derivatives and are included in financial liabilities at FVTPL.
(*4)	The items are included in other financial liabilities.
(*5)	The items are included in borrowings.
(*6)	Certain financial assets and liabilities are presented as net amounts.

	December 31, 2019
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets (*1)	3,056,782	—	3,056,782	6,954,531	111,122	970,177
Receivable spot exchange (*2)	4,979,048	—	4,979,048
Bonds purchased under resale agreements (*2)	8,670,352	—	8,670,352	8,670,352	—	—
Domestic exchanges settlement credits (*2)(*6)	31,639,302	31,269,258	370,044	—	—	370,044

Total	48,345,484	31,269,258	17,076,226	15,624,883	111,122	1,340,221

	December 31, 2019
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities setoff	Net amounts of financial liabilities presented	Related amounts not setoff in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities (*1)	2,822,441	—	2,822,441	6,967,194	172,488	748,596
Equity linked securities in short position (*3)	87,626	—	87,626
Payable spot exchange (*4)	4,978,211	—	4,978,211
Bonds sold under repurchase agreements (*5)	6,008	—	6,008	6,008	—	—
Domestic exchanges settlement debits (*4)(*6)	32,526,538	31,269,258	1,257,280	1,257,280	—	—

Total	40,420,824	31,269,258	9,151,566	8,230,482	172,488	748,596

(*1)	The items include derivatives held for trading and derivatives designated for hedging.
(*2)	The items are included in loans and other financial assets at amortized cost.
(*3)	The items are equity linked securities related to derivatives and are included in financial liabilities at FVTPL.
(*4)	The items are included in other financial liabilities.
(*5)	The items are included in borrowings.
(*6)	Certain financial assets and liabilities are presented at as net amounts.

13.	INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

(1)

The Bank has the following subsidiaries (Unit: Korean Won in 100 million, USD in 10 thousand, CNY in 100 million, RUB in 100 million, IDR in 100 million, BRL in 10 thousand, MMK in 100 million, PHP in 100 million, VND in trillions, EUR in 10 thousand):

Subsidiaries	Location	Capital stock		Main business
Woori America Bank	U.S.A	USD	19,250	Finance
PT Bank Woori Saudara Indonesia 1906 Tbk	Indonesia	IDR	6,581	Finance
Woori Global Markets Asia Limited	Hong Kong	USD	10,000	Finance
Woori Bank China Ltd.	China	CNY	21.6	Finance
AO Woori Bank	Russia	RUB	14.5	Finance
Banco Woori Bank do Brasil S.A.	Brazil	BRL	7,709	Finance
Korea BTL Infrastructure Fund	Korea	KRW	7,684	Finance
Woori Finance Cambodia PLC. (*)	Cambodia		—	Finance
Woori Finance Myanmar Co., Ltd.	Myanmar	MMK	162	Finance
Wealth Development Bank	Philippines	PHP	7.7	Finance
Woori Bank Vietnam Ltd.	Vietnam	VND	7.7	Finance
WB Finance Co., Ltd.(*)	Cambodia	USD	17,239	Finance
Woori Bank Europe	Germany	EUR	5,000	Finance

	December 31, 2020			December 31, 2019
Subsidiaries	Number of shares owned	Percentage of ownership (%)	Financial statements as of	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori America Bank	38,500,000	100.0	December 31, 2020	38,500,000	100.0	December 31, 2019
PT Bank Woori Saudara Indonesia 1906 Tbk	5,256,690,211	79.9	December 31, 2020,	5,256,690,211	79.9	December 31, 2019
Woori Global Markets Asia Limited	78,000,000	100.0	December 31, 2020	78,000,000	100.0	December 31, 2019
Woori Bank China Ltd.	—	100.0	December 31, 2020,	—	100.0	December 31, 2019
AO Woori Bank	57,999,999	100.0	December 31, 2020	57,999,999	100.0	December 31, 2019
Banco Woori Bank do Brasil S.A.	77,093,999	100.0	December 31, 2020,	77,093,999	100.0	December 31, 2019
Korea BTL Infrastructure Fund	153,503,312	99.9	December 31, 2020	162,167,420	99.9	December 31, 2019
Woori Finance Cambodia PLC. (*)	—	—	December 31, 2020	13,000,000	100.0	December 31, 2019
Woori Finance Myanmar Co., Ltd.	1,200,000	100.0	December 31, 2020,	1,200,000	100.0	December 31, 2019
Wealth Development Bank	3,931,365	51.0	December 31, 2020	3,931,365	51.0	December 31, 2019
Woori Bank Vietnam Ltd.	—	100.0	December 31, 2020,	—	100.0	December 31, 2019
WB Finance Co., Ltd.(*)	7,035,804	100.0	December 31, 2020	2,400,000	100.0	December 31, 2019
Woori Bank Europe	50,000,000	100.0	December 31, 2020,	50,000,000	100.0	December 31, 2019

(*)	There was a business combination between subsidiaries for the year ended December 31, 2020.

(2)

As for the structured entities in accordance with Korean IFRS 1110 and Korean IFRS 1112, it is determined that the Bank controls the entity after considering facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from the its involvement with the entity and the Bank’s ability to affect the returns through its power over the entity.

1)	Details of structured entities that the Bank controls are as follows:

	As of December 31, 2020
Structured entities	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Kumho Trust First Co., Ltd. and 48 structured entities	Korea	Asset securitization	—	December 31, 2020,
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	Asset securitization	15.0	December 31, 2020,
Money trust under the FISCM Act (*2)
Principal Guaranteed Trust and Principal and Interest Guaranteed Trust	Korea	Trust	—	December 31, 2020,
Structured entity for the investments in securities
G5 Pro Short-term Bond Investment Fund No. 13	Korea	Securities investment	100.0	December 31, 2020,
IGIS Australia Investment Trust No. 209-1	Korea	Securities investment	99.4	December 31, 2020,
Multi Asset Global Real Estate Investment Trust No. 5-2	Korea	Securities investment	99.0	December 31, 2020,
Heungkuk Woori Tech Company Private Placement Investment Trust No. 1	Korea	Securities investment	98.0	December 31, 2020,
AI Partners UK Water Supply Private Placement Investment Trust No. 2	U.K	Securities investment	97.3	December 31, 2020,
Heungkuk Global Private Placement Investment Trust No. 1	Korea	Securities investment	98.5	December 31, 2020,
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No. 1	Korea	Securities investment	99.9	December 31, 2020,
Woori G North America Energy Infrastructure Private Placement Investment Trust No.1	Korea	Securities investment	99.3	December 31, 2020,
INMARK Spain Real Estate Investment Trust No. 26-2	Korea	Securities investment	97.7	December 31, 2020,
Woori G Japan Private Placement Real Estate Investment Trust No. 1-2	Korea	Securities investment	98.8	December 31, 2020,
IGIS Global Private Placement Real Estate Fund No. 316-1	Korea	Securities investment	99.3	December 31, 2020
Woori G Infras Newdeal Private Placement Investment Trust No. 1	Korea	Securities investment	99.5	December 31, 2020
Woori G Global Secondary Private Placement Investment Trust No. 1	Korea	Securities investment	97.2	December 31, 2020

	As of December 31, 2019
Structured entities	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Kumho Trust First Co., Ltd. and 46 structured entities	Korea	Asset securitization	—	December 31, 2019
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	Asset securitization	15.0	December 31, 2019
Money trust under the FISCM Act (*2)
Principal Guaranteed Trust and Principal and Interest Guaranteed Trust	Korea	Trust	—	December 31, 2019
Structured entity for the investments in securities
G5 Pro Short-term Bond Investment Fund No. 13	Korea	Securities investment	100.0	December 31, 2019
IGIS Australia Investment Trust No. 209-1	Korea	Securities investment	99.4	December 31, 2019
Multi Asset Global Real Estate Investment Trust No. 5-2	Korea	Securities investment	99.0	December 31, 2019
HeungkukWoori Tech Company Private Placement Investment Trust No. 1	Korea	Securities investment	98.0	December 31, 2019
AI Partners UK Water Supply Private Placement Investment Trust No. 2	U.K	Securities investment	97.3	December 31, 2019
Heungkuk Global Private Placement Investment Trust No. 1	Korea	Securities investment	98.5	December 31, 2019
Consus Sakhalin Real Estate Investment Trust No. 1	Korea	Securities investment	75.0	December 31, 2019
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No. 1	Korea	Securities investment	99.9	December 31, 2019
IGIS Global Private Placement Real Estate Fund No. 316-1	Korea	Securities investment	99.3	December 31, 2019

(*1)

It is determined that the Bank controls the entity after considering all the facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from its involvement with the entity and the Bank’s ability to affect the returns through its power over the entity, even though the Bank holds less than 50% ownership interest of the entity.

(*2)

The Bank controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal and fixed rate of return.

2)	The following companies have been excluded from the consolidation scope despite the Bank’s majority ownership interest:

	December 31, 2020
Subsidiaries	Location	Main business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust No. 7(*)	Korea	Securities investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2(*)	Korea	Securities investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1(*)	Korea	Securities investment	69.0
IGIS Global Private Placement Real Estate Fund No. 148-2(*)	Korea	Securities investment	69.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*)	Korea	Securities investment	66.7
Hangkang Sewage Treatment Plant Fund (*)	Korea	Securities investment	55.6
Corea Investment Pocheon Hwado Expressway Professional Investment Fund (*)	Korea	Securities investment	55.2
Woori Innovative Growth Professional Investment Trust No.1(*)	Korea	Securities investment	55.0
Kiwoom-Harmony Private Investment Trust Fund No. 2(*)	Korea	Securities investment	96.3
Kiwoom-Harmony Private Investment Trust Fund No. 1(*)	Korea	Securities investment	95.7
Midas Global Private Placement Real Estate Fund No. 7-2(*)	Korea	Securities investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3(*)	Korea	Securities investment	100.0
Woori Innovative Growth Professional Investment Trust No. 2 (*)	Korea	Securities investment	55.0
WooriG Woori Bank Partners Private Placement Investment Trust No. 1(*)	Korea	Securities investment	92.6
WooriG Private Investment Trust Fund No. 1(*)	Korea	Securities investment	80.0
INMARK France Real Estate Investment Trust No. 18-1(*)	Korea	Securities investment	93.8
Kiwoom-Vibrato Private Investment Trust Fund 1-W(EUR)(*)	Korea	Securities investment	99.3

(*)

The Bank owns the majority ownership interest in these structured entities but has no power over the investees’ relevant activities as they are private investment trusts. As a result, it is deemed that the Bank has no power or control over the structured entities.

	December 31,2019
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities investment	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust No. 7(*)	Korea	Securities investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2(*)	Korea	Securities investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1(*)	Korea	Securities investment	69.0
IGIS Global Private Placement Real Estate Fund No. 148-2(*)	Korea	Securities investment	69.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*)	Korea	Securities investment	66.7
Hangkang Sewage Treatment Plant Fund (*)	Korea	Securities investment	55.6
Korea Investment Pocheon - Hwado Expressway Professional Investment Fund (*)	Korea	Securities investment	55.2
Woori Innovative Growth Professional Investment Trust No. 1 (*)	Korea	Securities investment	55.0

(*)

The Bank owns the majority ownership interest in these structured entities but has no power over the investees’ relevant activities as they are private investment trusts. As a result, it is deemed that the Bank has no power or control over the structured entities.

(3)	Investments in associates are as follows (Unit: Korean Won in 100 million):

				As of and for the year ended December 31, 2020
Investees	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
W Service Networks Co., Ltd. (*2)	Korea	5	Freight & staffing services	4,704	4.9	2020.11.30.	(*5)
Korea Credit Bureau Co., Ltd. (*1)	Korea	100	Credit information	180,000	9.9	2020.12.31.
Korea Finance Security Co., Ltd. (*2)	Korea	60	Security service	180,000	15.0	2020.11.30.	(*5)
Chin Hung International Inc. (*4)	Korea	733	Construction	—	—	—
Saman Corporation (*10)	Korea	7	General construction Technology service	—	—	—
Dongwoo C & C Co., Ltd. (*3)	Korea	7	Construction	13,317	23.2	—
SJCO Co., Ltd. (*3)	Korea	26	Aggregate transportation and wholesale	70,529	26.5	—
G2 collection Co., Ltd. (*3)	Korea	2	Wholesale and retail sales	12,574	28.9	—
The Base Enterprise Co., Ltd. (*3)	Korea	7	Manufacturing	68,470	48.4	—
Kyesan Engineering Co., Ltd. (*3)	Korea	13	Construction	60,581	23.2	—
Good Software Lab Co., Ltd. (*3)	Korea	3	Service	17,121	28.9	—
Wongwang Co., Ltd. (*3)	Korea	1	Wholesale and real estate	2,590	29.0	—
Sejin Construction Co., Ltd. (*3)	Korea	4	Construction	12,123	29.6	—
QTS Shipping Co., Ltd. (*3)	Korea	4	Complex transportation brokerage	17,460	49.4	—
Reading Doctors Co., Ltd. (*3)	Korea	1	Other services	7,398	35.4	—
PREXCO Co., Ltd. (*3)	Korea	16	Manufacturing	919,972	28.1	—
Jiwon Plating Co., Ltd. (*3)	Korea	7	Plating	28,705	20.5	—
Cultizm Korea LTD Co., Ltd. (*3)	Korea	0.14	Wholesale and retail sales	858	31.3	—
NK Eng Co., Ltd. (*3)	Korea	15	Manufacturing	697,033	23.1	—
Woori Growth Partnerships New Technology Equity Fund (*6)	Korea	862	Other financial services	19,881,000,000	23.1	2020.12.31.
DAEA SNC Co., Ltd. (*3)	Korea	1	Wholesale and retail sales	1,253	24.0	—
ARES-TECH Co., Ltd. (*3)	Korea	2	Electronic component manufacturing	7,187	23.4	—
Force TEC Co., Ltd.	Korea	93	Manufacturing	4,780,907	25.8	2020.09.30	(*5)
Sinseong Trading Co., Ltd. (*3)	Korea	1	Manufacturing	2,584	27.2	—
Beomgyo.,Ltd. (*3)	Korea	5	Communication equipment retail business	20,089	23.1	—
2016KIF-IMM Woori Bank Technology Venture Fund (*6)	Korea	625	Other financial services	12,501	20.0	2020.12.31.
K BANK Co., Ltd. (*1)(*7)	Korea	9,017	Finance	47,246,471	26.2	2020.11.30	(*5)
Smart Private Equity Fund No. 2	Korea	146	Other financial services	2,914,847,400	20.0	2020.12.31.
Woori Bank-Company K Korea Movie Asset(*6)	Korea	84	Other financial services	210	25.0	2020.12.31.
Well to Sea No. 3 Private Equity Fund (*6)	Korea	2,051	Finance	1,025	50.0	2020.09.30.	(*5)
Youngdong Sea Food Co., Ltd. (*3)	Korea	3	Processed sea food manufacturing	12,106	24.0	—
Partner One Value Up No.1 Private Equity Fund	Korea	430	Other financial services	10,000,000,000	23.3	2020.12.31.
IBK KIP Seongjang Dideemdol No. 1 Private Investment Ltd Partnership (*7)	Korea	458	Other financial services	9,756,000,000	20.0	2020.12.31.

				As of and for the year ended December 31, 2020
Investees	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Crevisse Raim Impact No. 1 Startup Venture Specialist Private Equity Fund (*6)	Korea	165	Other financial services	4,129,500,000	25.0	2020.12.31.
Woori-Shinyoung Growth-Cap Private Equity Fund No. 1 (*7)(*8)	Korea	929	Other financial services	22,797,546,012	24.5	2020.12.31.
LOTTE CARD Co., Ltd. (*8)	Korea	3,737	Credit card and installment financing	14,948,013	20.0	2020.9.30.	(*5)
Woori-Q Corporate Restructuring Private Equity Fund (*7)(*8)	Korea	603	Trust and collective investment	17,116,000,000	28.4	2020.12.31.
PCC-Woori LP Secondary Fund (*7)(*8)	Korea	195	Other financial services	5,250	26.9	2020.12.31.
Genesis Environmental Energy Company No. 1 Private Equity Partnership(*9)	Korea	165	Trust and collective investment	4,084,160,000	24.8	2020.12.31.
Union Technology Finance Investment Association(*9)	Korea	152	Trust and collective investment	4,500	29.7	2020.12.31.

				As of and for the year ended December 31, 2019
Investees	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
W Service Networks Co., Ltd. (*2)	Korea	5	Freight & staffing services	4,704	4.9	2019.11.30.	(*5)
Korea Credit Bureau Co., Ltd. (*1)	Korea	100	Credit information	180,000	9.9	2019.12.31.
Korea Finance Security Co., Ltd. (*2)	Korea	60	Security service	180,000	15.0	2019.11.30.	(*5)
Chin Hung International Inc. (*4)	Korea	733	Construction	37,059,405	25.3	2019.11.30.	(*5)
Saman Corporation (*10)	Korea	7	General construction Technology service	12,542	9.2	2019.9.30.	(*5)
Dongwoo C & C Co., Ltd. (*3)	Korea	7	Construction	13,317	23.2	—
SJCO Co., Ltd. (*3)	Korea	26	Aggregate transportation and wholesale	70,529	26.5	—
G2 collection Co., Ltd. (*3)	Korea	2	Wholesale and retail sales	12,574	28.9	—
The Base Enterprise Co., Ltd. (*3)	Korea	7	Manufacturing	68,470	48.4	—
Kyesan Engineering Co., Ltd. (*3)	Korea	13	Construction	60,581	23.2	—
Good Software Lab Co., Ltd. (*3)	Korea	3	Service	17,121	28.9	—
Wongwang Co., Ltd. (*3)	Korea	1	Wholesale and real estate	2,590	29.0	—
Sejin Construction Co., Ltd. (*3)	Korea	4	Construction	12,123	29.6	—
QTS Shipping Co., Ltd. (*3)	Korea	4	Complex transportation brokerage	17,460	49.4	—
Reading Doctors Co., Ltd. (*3)	Korea	1	Other services	7,398	35.4	—
PREXCO Co., Ltd. (*3)	Korea	16	Manufacturing	919,972	28.1	—
Jiwon Plating Co., Ltd. (*3)	Korea	7	Plating	28,705	20.5	—
Cultizm Korea LTD Co., Ltd. (*3)	Korea	0.14	Wholesale and retail sales	858	31.3	—
NK Eng Co., Ltd. (*3)	Korea	15	Manufacturing	697,033	23.1	—
Woori Growth Partnerships New Technology Equity Fund (*6)	Korea	936	Other financial services	21,609	23.1	2019.12.31.
DAEA SNC Co., Ltd. (*3)	Korea	1	Wholesale and retail sales	1,253	24.0	—
ARES-TECH Co., Ltd. (*3)	Korea	2	Electronic component manufacturing	7,187	23.4	—
Force TEC Co., Ltd.	Korea	93	Manufacturing	4,780,907	25.8	—
Sinseong Trading Co., Ltd. (*3)	Korea	1	Manufacturing	2,584	27.2	—
Beomgyo.,Ltd. (*3)	Korea	5	Communication equipment retail business	20,089	23.1	—
2016KIF-IMM Woori Bank Technology Venture Fund (*6)	Korea	650	Other financial services	12,993	20.0	2019.12.31.
K BANK Co., Ltd. (*1)(*7)	Korea	5,051	Finance	14,630,057	14.5	2019.11.30.	(*5)

				As of and for the year ended December 31, 2019
Investees	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Smart Private Equity Fund No. 2	Korea	146	Other financial services	2,915	20.0	2019.12.31.
Woori Bank-Company K Korea Movie Asset(*6)	Korea	120	Other financial services	3,000	25.0	2019.12.31.
Well to Sea No. 3 Private Equity Fund (*6)	Korea	2,051	Finance	102,500,000,000	50.0	2019.9.30.	(*5)
Youngdong Sea Food Co., Ltd. (*3)	Korea	3	Processed sea food manufacturing	12,106	24.0	—
Partner One Value Up No.1 Private Equity Fund	Korea	430	Other financial services	10,000,000,000	23.3	2019.12.31.
IBK KIP Seongjang Dideemdol No. 1 Private Investment Ltd Partnership (*7)	Korea	229	Other financial services	4,576,000,000	20.0	2019.12.31.
Crevisse Raim Impact No.1 Startup Venture Specialist Private Equity Fund (*6)	Korea	175	Other financial services	4,375,000,000	25.0	2019.12.31.
Woori-Shinyoung Growth-Cap Private Equity Fund No. 1 (*7)(*8)	Korea	397	Other financial services	9,742,331,288	24.5	2019.12.31.
LOTTE CARD Co., Ltd. (*8)	Korea	3,737	Credit card and installment financing	14,948,013	20.0	2019.9.30.	(*5)
Woori-Q Corporate Restructuring Private Equity Fund (*7)(*8)	Korea	160	Trust and collective investment	4,532,000,000	28.4	2019.12.31.
PCC-Woori LP Secondary Fund (*7)(*8)	Korea	65	Other financial services	1,750	26.9	2019.12.31.

(*1)	The Bank has significant influence over the creditors’ council, which makes the financial and operating policy decisions.
(*2)	Most of the significant business transactions of associates are with the Bank as of December 31, 2020 and December 31, 2019.
(*3)	There is no investment amount as of December 31, 2020 and December 31, 2019.
(*4)

As of December 31, 2020, the investments in associates classified as assets held for sale are the equity securities with quoted market price which are common shares of Chin Hung International Inc. The share price of Chin Hung International Inc. as quoted in the market as of December 31, 2020 and December 31, 2019 are 2,595 Won and 2,310 Won, respectively.

(*5)

The equity method was applied using the most recent financial statements available because financial statement at the end of the reporting period cannot be obtained, and any significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the group were appropriately reflected.

(*6)	The number of capital and investment stocks decreased due to the paid-in capital reduction of related companies for the years ended December 31, 2020 and December 31, 2019.
(*7)	The number of capital and investment stocks increased due to the paid-in capital increase of related companies for the years ended December 31, 2020 and December 31, 2019.
(*8)	Due to capital contribution by the Bank for the year ended December 31, 2019, the entity has been included in the investment in associates.
(*9)	Due to capital contribution by the Bank for the year ended December 31, 2020, the entity has been included in the investment in associates.
(*10)	Due to a loss of significant influence for the year ended December 31, 2020, the entity was classified as a FVTOCI financial asset.

(4)	The entities excluded from associates, although the Bank’s ownership interest is higher than 20% as of December 31, 2020 and December 31, 2019, are as follows:

	As of December 31, 2020
Associate (*)	Number of shares owned	Percentage of ownership
Orient Shipyard Co., Ltd.	464,812	21.4
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6

(*)

Although the Bank’s ownership interest in the entity is more than 20%, it is determined that the Bank does not have significant influence over the entity since it is going through workout process under receivership; accordingly, it is excluded from the investment in associates.

	As of December 31, 2019
Associate (*)	Number of shares owned	Percentage of ownership
Orient Shipyard Co., Ltd.	464,812	21.4
Saenuel Co., Ltd.	3,531	37.4
E Mirae Tech Co., Ltd.	7,696	41.0
Jehin Trading Co., Ltd.	81,610	27.3
The Season Company Co., Ltd.	18,187	30.1
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6

(*)

Although the Bank’s ownership interest in the entity is more than 20%, it is determined that the Bank does not have significant influence over the entity since it is going through workout process under receivership; accordingly, it is excluded from the investment in associates.

(5)	Changes in carrying value of investments in joint ventures and associates are as follows (Korean Won in millions).

	For the year ended December 31, 2020
Investees	January 1, 2020	Acquisitions	Disposals and others	Impairment	December 31,2020
Woori America Bank	281,471	—	—	—	281,471
PT Bank Woori Saudara Indonesia 1906 Tbk	328,012	—	—	—	328,012
Woori Global Markets Asia Ltd.	113,858	—	—	—	113,858
Woori Bank China Ltd.	427,802	—	—	—	427,802
AO Woori Bank	51,780	—	—	—	51,780
Banco Woori Bank do Brasil S.A.(*)	44,045	—	—	(20,617)	23,428
Korea BTL Infrastructure Fund	814,821	—	(43,450)	—	771,371
Woori Finance Cambodia PLC.	15,850	—	(15,850)	—	—
Woori Finance Myanmar Co., Ltd.	13,649	—	—	—	13,649
Wealth Development Bank	24,355	—	—	—	24,355
Woori Bank Vietnam Ltd.	232,840	151,590	—	—	384,430
WB Finance Co., Ltd.	121,042	127,170	—	—	248,212
Woori Bank Europe	64,062	—	—	—	64,062
W Service Networks Co., Ltd.	108	—	—	—	108
Korea Credit Bureau Co., Ltd.	3,313	—	—	—	3,313
Korea Finance Security Co., Ltd.	3,267	—	—	—	3,267
Chin Hung International Inc.	69,857	—	(69,857)	—	—
Saman Corporation	919	—	(919)	—	—
Woori Growth Partnerships New Technology Private Equity Fund	18,666	—	(1,728)	—	16,938
2016KIF-IMM Woori Bank Technology Venture Fund	12,385	—	(492)	—	11,893
K BANK Co., Ltd.(*)	31,254	163,082	—	(6,895)	187,441
Smart Private Equity Fund No. 2(*)	2,915	—	—	(1,434)	1,481
Woori Bank-Company K Korea Movie Asset Fund	3,000	—	(900)	—	2,100
Well to Sea No. 3 Private Equity Fund	101,483	—	(101,483)	—	—
Partner One Value Up No. 1 Private Equity Fund	10,000	—	—	—	10,000
IBK KIP Seongjang Dideemdol 1st Private	4,576	5,720	(540)	—	9,756

Crevisse Raim Impact No. 1 Startup Venture Specialist Private Equity Fund	4,375	76	(322)	—	4,129

	For the year ended December 31, 2020
Investees	January 1, 2020	Acquisitions	Disposals and others	Impairment	December 31,2020
Woori-Shinyoung Growth-Cap Private Equity Fund No. 1	9,742	21,276	(8,638)	—	22,380
LOTTE CARD Co.,Ltd.	346,000	810	—	—	346,810
Woori-Q Corporate Restructuring Private Equity Fund	4,532	12,584	—	—	17,116
PCC-Woori LP Secondary Fund	1,750	3,500	—	—	5,250
Genesis Environmental Energy Company No. 1 Private Equity Partnership	—	4,084	(346)	—	3,738
Union Technology Finance Investment Association	—	4,500	—	—	4,500

Total	3,161,729	494,392	(244,525)	(28,946)	3,382,650

(*)	As a result of conducting an impairment test on investment stocks of related companies, the recoverable value was less than the carrying amount and the impairment loss was recognized.

	For the year ended December 31, 2019
Investees	January 1, 2019	Acquisitions	Disposals and others (*1)	Impairment (*2)	December 31, 2019
Woori Card Co., Ltd.	1,274,260	—	(1,274,260)	—	—
Woori Investment Bank Co., Ltd.	143,814	—	(143,814)	—	—
Woori America Bank	281,471	—	—	—	281,471
PT Bank Woori Saudara Indonesia 1906 Tbk	328,012	—	—	—	328,012
Woori Global Markets Asia Ltd.	113,858	—	—	—	113,858
Woori Bank China Ltd.	427,802	—	—	—	427,802
AO Woori Bank	51,780	—	—	—	51,780
Banco Woori Bank do Brasil S.A.	44,045	—	—	—	44,045
Korea BTL Infrastructure Fund	778,620	63,500	(27,299)	—	814,821
Woori Finance Cambodia PLC.	15,850	—	—	—	15,850
Woori Finance Myanmar Co., Ltd.	13,649	—	—	—	13,649
Wealth Development Bank	24,355	—	—	—	24,355
Woori Bank Vietnam Ltd.	232,840	—	—	—	232,840
WB Finance Co., Ltd.	87,562	33,480	—	—	121,042
Woori Bank Europe	64,062	—	—	—	64,062
Woori Service Networks Co., Ltd.	108	—	—	—	108
Korea Credit Bureau Co., Ltd.	3,313	—	—	—	3,313
Korea Finance Security Co., Ltd.	3,267	—	—	—	3,267
Chin Hung International Inc.	70,969	—	—	(1,112)	69,857
Saman Corporation	1,014	—	—	(95)	919
Woori Growth Partnerships New Technology Private Equity Fund	25,847	309	(7,490)	—	18,666
2016KIF-IMM Woori Bank Technology Venture Fund	15,000	—	(2,615)	—	12,385
K BANK Co., Ltd.	67,343	5,807	—	(41,896)	31,254
Smart Private Equity Fund No. 2	3,000	—	(85)	—	2,915
Woori Bank-Company K Korea Movie Asset Fund	3,000	—	—	—	3,000
Well to Sea No. 3 Private Equity Fund	101,483	—	—	—	101,483
Partner One Value Up No. 1 Private Equity Fund	10,000	—	—	—	10,000
IBK KIP Seongjang Dideemdol No. 1 Private Investment Limited Partnership	4,426	150	—	—	4,576
Crevisse Raim Impact No. 1 Startup Venture Specialist Private Equity Fund	3,025	1,350	—	—	4,375
Woori-Shinyoung Growth-Cap Private Equity Fund No. 1	—	9,742	—	—	9,742
LOTTE CARD Co.,Ltd.	—	346,000	—	—	346,000
Woori-Q Corporate Restructuring Private Equity Fund	—	4,532	—	—	4,532
PCC-Woori LP Secondary Fund	—	1,750	—	—	1,750

Total	4,193,775	466,620	(1,455,563)	(43,103)	3,161,729

(*1)	The amount of the account transferred from investments in associates to assets held for sale is 1,418,074 million Won.
(*2)	As a result of conducting an impairment test on investment stocks of related companies, the recoverable value was less than the carrying amount and the impairment loss was recognized.

(6)	Changes in the book value of subsidiaries and associated investments classified as fair value through profit or loss financial assets as income securities include:

	For the year ended December 31, 2020
Investees	January 1, 2020	Acquisitions	Disposal	Valuation on others	December 31, 2020
G5 Pro Short-term Bond Investment Fund No. 13	1	—	—	—	1
HeungkukWoori Tech Company Private Placement Investment Trust No. 1	28,363	—	(6,705)	(2,839)	18,819
AI Partners Water Supply Private Placement Investment Trust No. 2	17,935	—	—	(825)	17,110
IGIS Australia Investment Trust No. 209-1	17,413	—	—	60	17,473
Heungkuk Global Private Placement Investment Trust No. 1	6,331	—	(40)	222	6,513
Multi Asset Global Real Estate Investment Trust No. 5-2	12,585	—	(128)	390	12,847
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No. 1	19,418	35,325	(1,493)	(3,264)	49,986
IGIS Global Private Placement Real Estate Fund No. 316-1	15,665	—	(10)	659	16,314
Woori G Infras Newdeal Private Placement Investment Trust No. 1	—	3,715	—	—	3,715
Woori G North America Energy Infrastructure Private Placement Investment Trust No.1	—	1,713	—	(195)	1,518
INMARK Spain Real Estate Investment Trust No. 26-2	—	12,913	(580)	782	13,115
Woori G Japan Private Placement Real Estate Investment Trust No. 1-2	—	9,777	(669)	(687)	8,421
Woori G Global Secondary Private Placement Investment Trust No. 1	—	4,291	(36)	(456)	3,799
Together-Korea Government Private Pool Private Securities Investment Trust No.3	—	100,000	(90,127)	150	10,023

Total	117,711	167,734	(99,788)	(6,003)	179,654

	For the year ended December 31, 2019
Investees	January 1, 2019	Acquisitions	Disposal	Valuation on others	December 31, 2019
G5 Pro Short-term Bond Investment Fund No. 13	1	—	—	—	1
HeungkukWoori Tech Company Private Placement Investment Trust No. 1	39,559	—	(13,021)	1,825	28,363
AI Partners Water Supply Private Placement Investment Trust No. 2	16,316	—	(703)	2,322	17,935
IGIS Australia Investment Trust No. 209-1	—	16,086	—	1,327	17,413
Heungkuk Global Private Placement Investment Trust No. 1	—	6,468	(128)	(9)	6,331
Multi Asset Global Real Estate Investment Trust No. 5-2	—	12,680	(678)	583	12,585
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No. 1	—	21,324	—	(1,906)	19,418
IGIS Global Private Placement Real Estate Fund No. 316-1	—	15,970	—	(305)	15,665

Total	55,876	72,528	(14,530)	3,837	117,711

14.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Acquisition cost	565,126	588,246
Accumulated depreciation	(42,675)	(37,561)

Net carrying value	522,451	550,685

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Beginning balance	550,685	367,117
Acquisition	—	185,173
Depreciation	(5,454)	(4,901)
Transfers (*)	(22,742)	3,273
Foreign currencies translation adjustments	(38)	23

Ending balance	522,451	550,685

(*)	Transferred from investment properties to premise and equipment for the year ended December 31, 2020.

(3)

Fair value of investment properties amounted to 676,560 million won and 647,899 million won as of December 31, 2020 and 2019, respectively. The fair value of investment properties has been assessed on the basis of recent similar real estate market price and officially assessed land price in the area of the investment properties, is classified as Level 3 on the fair value hierarchy.

(4)

Rental fee earned from investment properties amounted to 26,258 million Won and 20,386million Won for the years ended December 31, 2020 and 2019, respectively. The operating expenses directly related to the investment property where rental fee was earned are 5,454 million Won and 5,638million Won, respectively.

(5)	The minimum lease payments expected to be received in the future under non-refundable lease as of December 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Lease payments
Within 1 year	10,627	10,641
After 1 year but within 2 years	5,982	4,500
After 2 years but within 3 years	5,081	2,157
After 3 years but within 4 years	4,690	1,418
After 4 years but within 5 years	1,849	904
After 5 years	71	241

Total	28,300	19,861

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as of December 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Premises and equipment (owned)	1,522,457	675,133	175,341	29,537	383	2,402,851
Right-of-use assets	—	312,639	8,262	—	—	320,901

Carrying value	1,522,457	987,772	183,603	29,537	383	2,723,752

	December 31, 2019
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Premises and equipment (owned)	1,516,297	674,522	188,849	35,872	399	2,415,939
Right-of-use assets	—	314,477	12,528	—	—	327,005

Carrying value	1,516,297	988,999	201,377	35,872	399	2,742,944

(2)	Details of premises and equipment (owned) as of December 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Acquisition cost	1,522,457	927,976	699,687	408,795	383	3,559,298
Accumulated depreciation	—	(252,843)	(524,346)	(379,258)	—	(1,156,447)

Net carrying value	1,522,457	675,133	175,341	29,537	383	2,402,851

	December 31, 2019
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Acquisition cost	1,516,297	902,392	665,303	406,209	399	3,490,600
Accumulated depreciation	—	(227,870)	(476,454)	(370,337)	—	(1,074,661)

Net carrying value	1,516,297	674,522	188,849	35,872	399	2,415,939

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Beginning balance	1,516,297	674,522	188,849	35,872	399	2,415,939
Acquisition	3,787	24,520	54,287	18,404	—	100,998
Disposal	(8,326)	(1,719)	(186)	(496)	—	(10,727)
Depreciation	—	(30,550)	(67,563)	(24,472)	—	(122,585)
Transfers (*)	10,726	12,016	—	—	—	22,742
Foreign currencies translation adjustments	(27)	(35)	(68)	(110)	(16)	(256)
Others	—	(3,621)	22	339	—	(3,260)

Ending balance	1,522,457	675,133	175,341	29,537	383	2,402,851

(*)	Transferred from investment properties to premise and equipment for the year ended December 31, 2020.

	For the year ended December 31, 2019
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Beginning balance	1,466,639	650,449	184,838	40,696	7,720	2,350,342
Acquisition	51,684	45,555	67,058	21,309	5,070	190,676
Disposal	(3,284)	(2,245)	(22)	(2,151)	—	(7,702)
Depreciation	—	(26,878)	(64,411)	(22,035)	—	(113,324)
Classification to held for sale	(21)	(74)	—	—	—	(95)
Transfer	991	6,040	1,101	987	(12,393)	(3,274)
Foreign currencies translation adjustments	19	5	253	86	2	365
Others	269	1,670	32	(3,020)	—	(1,049)

Ending balance	1,516,297	674,522	188,849	35,872	399	2,415,939

(4)	Details of right-of-use assets as of December 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Building	Properties for business use	Total
Acquisition cost	539,118	20,692	559,810
Accumulated depreciation	(226,479)	(12,430)	(238,909)

Net carrying value	312,639	8,262	320,901

	December 31, 2019
	Building	Properties for business use	Total
Acquisition cost	449,060	19,869	468,929
Accumulated depreciation	(134,583)	(7,341)	(141,924)

Net carrying value	314,447	12,528	327,005

(5)	Details of changes in right-of-use assets for the years ended December 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Building	Properties for business use	Total
Beginning balance	314,477	12,528	327,005
New contracts	193,802	3,868	197,670
Change of contracts	11,271	59	11,330
Termination	(17,715)	(457)	(18,172)
Depreciation	(188,384)	(7,681)	(196,065)
Others	(812)	(55)	(867)

Ending balance	312,639	8,262	320,901

	December 31, 2019
	Building	Properties for business use	Total
Beginning balance	304,930	18,056	322,986
New contracts	200,626	3,505	204,131
Change of contracts	(47)	—	(47)
Termination	(3,740)	(69)	(3,809)
Depreciation	(187,010)	(8,976)	(195,986)
Others	(282)	12	(270)

Ending balance	314,477	12,528	327,005

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Industrial property rights	Development cost	Others	Membership	Construction in progress	Total
Acquisition cost	1,649	357,394	776,772	17,051	6,668	1,159,534
Accumulated amortization	(983)	(182,599)	(644,216)	—	—	(827,798)
Accumulated impairment losses	—	—	(33,534)	(755)	—	(34,289)

Net carrying value	666	174,795	99,022	16,296	6,668	297,447

	December 31, 2019
	Industrial property rights	Development cost	Others	Membership	Construction in progress	Total
Acquisition cost	1,429	321,716	757,835	16,174	4,066	1,101,220
Accumulated amortization	(787)	(120,182)	(604,327)	—	—	(725,296)
Accumulated impairment losses	—	—	(25,848)	(803)	—	(26,651)

Net carrying value	642	201,534	127,660	15,371	4,066	349,273

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Industrial property rights	Development cost	Others	Membership	Construction in progress	Total
Beginning balance	642	201,534	127,660	15,371	4,066	349,273
Acquisition	219	36,060	19,049	893	3,197	59,418
Amortization (*1)	(195)	(62,422)	(39,989)	—	—	(102,606)
Impairment losses (*2)	—	—	(7,686)	48	—	(7,638)
Transfer	—	428	164	—	(592)	—
Foreign currencies translation adjustment	—	—	(13)	(16)	(3)	(32)
Others	—	(805)	(163)	—	—	(968)

Ending balance	666	174,795	99,022	16,296	6,668	297,447

(*1)	Amortization of other intangible assets amounting to 11,890 million Won is included in other operating expenses.
(*2)

The impairment test for other intangible assets indicates that the recoverable value is less than the carrying amount and thus the impairment loss is recognized. Also, membership is an intangible asset with an indefinite useful life that recognizes an impairment loss if recoverable value is less than its carrying amount, while the reversal of an impairment loss should be recognized when the recoverable value is higher than its carrying amount.

	For the year ended December 31, 2019
	Industrial property rights	Development cost	Others	Membership	Construction in progress	Total
Beginning balance	520	220,568	109,933	11,731	10,415	353,167
Acquisition	287	28,878	83,310	3,806	8,754	125,035
Disposal	—	—	—	(75)	—	(75)
Amortization (*1)	(165)	(55,840)	(46,953)	—	—	(102,958)
Impairment losses (*2)	—	—	(25,848)	(105)	—	(25,953)
Transfer	—	7,928	7,175	—	(15,103)	—
Foreign currencies translation adjustment	—	—	67	14	—	81
Others	—	—	(24)	—	—	(24)

Ending balance	642	201,534	127,660	15,371	4,066	349,273

(*1)	Amortization of other intangible assets amounting to 22,317 million Won is included in other operating expenses.
(*2)

The impairment test for other intangible assets indicates that the recoverable value is less than the carrying amount and thus the impairment loss is recognized. Also, membership is an intangible asset with an indefinite useful life that recognizes an impairment loss if recoverable value is less than its carrying amount, while the reversal of an impairment loss should be recognized when the recoverable value is higher than its carrying amount.

17.	ASSETS HELD FOR SALE

Assets held for sale are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Premises and equipment (*)	—	95
Investments in subsidiaries and associates (*)	69,857	—

Total	69,857	95

(*)

The investment in associate accounted as held for sale as December 31, 2020, are classified as held for sale since they are likely to be sold within one year as of December 31, 2020, based on management’s decision.. Property, plant equipment, which was accounted as held for sale as December 31, 2019 has been completed and removed.

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		December 31, 2020
		Collateral given to	Amount	Reason for collateral
Loans and other financial assets at amortized cost	Due from banks in local currency	Samsung Securities Co., Ltd. and others	39,005	Margin deposit for futures or option
	Due from banks in foreign currencies	JP Morgan Chase & co and others	755,177	CSA collateral and others
	Mortgage loan	Public offering	3,190,889	Covered Bond
Financial assets at FVTOCI	Korean financial institutions debt securities and others	The BOK and others	1,621,941	Settlement risk and others
	Mortgage-backed debt securities	Korea Securities Depository	473	Related to bonds sold under repurchase agreements (*)
		STANDARD BANK LONDON LTD	76,285	Related to bonds sold under repurchase agreements (*)
Securities at amortized cost	Korean treasury and government bonds and others	The BOK and others	8,111,193	Settlement risk and others

		Total	13,794,963

		December 31, 2019
		Collateral given to	Amount	Reason for collateral
Loans and other financial assets at amortized cost	Due from banks in local currency	Samsung Securities Co., Ltd. and others	17,345	Margin deposit for futures or option
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	180,919	Foreign margin deposit for future or option and others
Financial assets at FVTOCI	Korean financial institutions debt securities and others	The BOK and others	5,127,379	Settlement risk and others
Securities at amortized cost	Korean treasury and government bonds	Korea Securities Depository	5,570	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government bonds and others	The BOK and others	6,190,626	Settlement risk and others

		Total	11,521,839

(*)

The financial assets are not derecognized and provided as collaterals because the Bank entered into an agreement to buy the transferred assets back at a predetermined price or the sale price plus a certain return rate. The Bank continuously recognize the transferred assets as liabilities (bond sold under repurchase agreements) after the repurchase.

(2)	As of December 31, 2020 and December 31, 2019 there is no asset acquired through foreclosures.

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2020	December 31, 2019	Loaned to
Financial assets at FVTOCI	Korean treasury and government bonds and others	100,345	80,737	Korea Securities Finance Corporation

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period and those financial assets are not being removed from the financial statements.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties as of December 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Fair values of collaterals	Fair values of collaterals disposed or re-subjected to lien
Securities	10,430,385	—

	December 31, 2019
	Fair values of collaterals	Fair values of collaterals disposed or re-subjected to lien
Securities	9,029,117	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Prepaid expenses	126,440	108,664
Others	5,155	5,086

Total	131,595	113,750

20.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Financial liabilities at fair value through profit or loss mandatorily measured at fair value	6,507,472	2,868,706
Financial liabilities designated at fair value through profit or loss upon initial recognition	19,631	87,626

Total	6,527,103	2,956,332

(2)	Financial liabilities at fair value through profit or loss mandatorily measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Deposits
Gold banking liabilities	49,279	27,530
Derivative liabilities	6,458,193	2,841,176

Total	6,507,472	2,868,706

(3)	Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Equity linked securities:
Equity linked securities in short position	19,631	87,626

These contracts are designated as financial liabilities at fair value through profit or loss because these contracts contain one or more embedded derivatives and are hybrid (combined) contracts in accordance with Korean IFRS 1109 Financial Instrument.

(4)	There are no accumulated changes in credit risk adjustments to financial liabilities at FVTPL designated as upon initial recognition.

The adjustment to reflect Bank’s credit risk is considered in measuring the fair value of equity-linked securities and debentures. The Bank’s credit risk is determined by adjusting credit spread observed in credit rating of Bank.

(5)	The difference between financial liabilities at FVTPL designated as upon initial recognition’s carrying amount and nominal amount at maturity is as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Carrying amount	19,631	87,626
Nominal amount at maturity	25,781	97,503

Difference	(6,150)	(9,877)

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Deposits in local currency:
Deposits on demand	12,528,785	8,680,363
Deposits at termination	242,127,255	225,438,122
Mutual installment	26,319	28,574
Certificate of deposits	2,072,389	973,625

Sub-total	256,754,748	235,120,684

Deposits liabilities in foreign currencies
Deposits in foreign currencies	20,275,222	17,510,592
Present value discount	(12,177)	(5,982)

Total	277,017,793	252,625,294

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.3	2,678,120
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 5.0	2,155,129
Others	The Korea Development Bank and others	0.0 ~ 5.3	4,342,986

Sub-total			9,176,235
Borrowings in foreign currencies:
Borrowings in foreign currencies	J.P. Morgan Chase & Co and others	(0.4) ~ 2.3	6,930,615

Sub-total			6,930,615

Bills sold	Others	0.0 ~ 0.9	8,924
Call money	Bank and others	0.1 ~ 1.1	103,681
Bonds sold under repurchase agreements	Other financial institutions	0.4 ~ 10.6	60,972
Present value discount			(392)

Total			16,280,035

	December 31, 2019
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.5 ~ 0.8	1,770,726
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 2.8	1,844,798
Others	The Korea Development Bank and others	0.0 ~ 2.8	3,804,072

Sub-total			7,419,596

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	(0.3) ~ 3.6	7,716,113
Offshore borrowings in foreign currencies	HSBC, HKG	3.0	34,734

Sub-total			7,750,847

Bills sold	Others	0.0 ~ 1.6	9,367
Call money	Bank and others	0.1 ~ 3.0	140,302
Bonds sold under repurchase agreements	Other financial institutions	4.0 ~ 12.7	6,008
Present value discount			(299)

Total			15,325,821

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	December 31, 2020		December 31, 2019
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	0.8 ~ 2.8	15,874,870	0.0 ~ 4.3	17,064,976
Subordinated bonds	1.9 ~ 5.9	6,005,515	2.7 ~5.9	5,782,688

Sub-total		21,880,385		22,847,664

Discounts on bonds		(17,624)		(17,412)

Total		21,862,761		22,830,252

(*)	Includes debentures under fair value hedge amounting to 2,767,208 million Won and 3,151,172 million Won as of December 31, 2020 and December 31, 2019, respectively.

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Provisions for guarantees (*1)	79,153	95,402
Provisions for unused commitments	64,300	59,479
Asset retirement obligation	62,618	60,477
Other provisions (*2)	212,269	164,755

Total	418,340	380,113

(*1)	Provisions for guarantees include provisions for financial guarantees of 56,854 million Won and 66,622 million Won as of December 31, 2020 and December 31, 2019, respectively.
(*2)	Other provisions consist of provisions for litigation and others.

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

i)	Provisions for guarantees

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	53,809	26,231	15,362	95,402
Transfer to 12-month expected credit loss	59	(59)	—	—
Transfer to expected credit loss for the entire period	(396)	1,639	(1,243)	—
Transfer to credit-impaired financial assets	(12)	(13)	25	—
Net provision (reversal) of unused amount	(396)	(11,077)	(6,101)	(17,574)
Other increase (decrease)	1,327	(2)	—	1,325

Ending balance	54,391	16,719	8,043	79,153

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	47,860	33,698	11,078	92,636
Transfer to 12-month expected credit loss	13,568	(13,568)	—	—
Transfer to expected credit loss for the entire period	(317)	532	(215)	—
Transfer to credit-impaired financial assets	(30)	(32)	62	—
Provisions used	(27,711)	—	—	(27,711)
Net provision (reversal) of unused amount	(14,278)	5,603	4,437	(4,238)
Other increase (decrease) (*)	34,717	(2)	—	34,715

Ending balance	53,809	26,231	15,362	95,402

(*)	Includes the impact from new financial guarantee contracts that are initially measured at fair value.

ii)	Provisions for unused loan commitments

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	29,617	29,862	—	59,479
Transfer to 12-month expected credit loss	1,156	(1,156)	—	—
Transfer to expected credit loss for the entire period	(651)	651	—	—
Transfer to credit-impaired financial assets	(57)	(34)	91	—
Net provision (reversal) of unused amount	2,182	2,780	(91)	4,871
Others	(50)	—	—	(50)

Ending balance	32,197	32,103	—	64,300

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	40,813	30,555	—	71,368
Transfer to 12-month expected credit loss	5,401	(5,401)	—	—
Transfer to expected credit loss for the entire period	(503)	503	—	—
Transfer to credit-impaired financial assets	(78)	(35)	113	—
Net provision (reversal) of unused amount	(16,050)	4,239	(113)	(11,924)
Others	34	1	—	35

Ending balance	29,617	29,862	—	59,479

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Beginning balance	60,477	61,477
Provisions provided	1,176	3,025
Provisions used	(2,794)	(1,418)
Reversal of provisions unused	(73)	(2,635)
Amortization	335	431
Increase in restoration costs and others	3,497	(403)

Ending balance	62,618	60,477

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased premises as of December 31, 2020, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each premise’s lease period, and the Bank has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Bank used average amount of actual recovery cost for the past 3 years and the inflation rate for the preceding year in order to estimate future recovery cost.

(4)	Changes in other provisions are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Beginning balance	164,755	58,020
Provisions provided	230,766	104,891
Provisions used	(180,831)	(883)
Foreign currencies translation adjustments	(2,421)	—
Other	—	2,727

Ending balance	212,269	164,755

(5)	Others

1)

The Bank has been offering Korean won settlement services for trade with Korea and Iran; however, the Bank has stopped the services for trade in line with U.S. economic sanctions on September 23, 2019. The Bank resumed the service only on humanitarian goods on July 13, 2020. The Bank is currently being investigated by U.S. prosecutors (federal prosecutors, New York state prosecutors) and New York State Department of Financial Services for violations of U.S. sanctions against Iran, Sudan, Syria and Cuba. In this regard, the office of Foreign Assets Control concluded its investigation in December 2020 without taking any additional sanctions, but the investigation procedures of the U.S. Public Prosecutors’ Office and the New York State Department of Financial Services have not been completed yet.

2)

The Bank recognized the provision of the estimated compensation and penalty amounts related to the incomplete selling of the Derivative Linked Fund (DLF) expected to be imposed by the Financial Supervisory Service as the best estimate for the expenditure required to meet its obligations at the end of the reporting period.

3)

For the year ended December 31, 2020, the Bank recognized provisions for estimated compensation amounts related to the prepayment arising from the delay in the redemption of funds by Lime Asset Management and the dispute settlement by the Financial Supervisory Service as the best estimate of the expenditure required to fulfill the present obligation at the end of December 31, 2020. As of December 31, 2020, the provision is 106.8 billion won and the advance payment for the case is 113.9 billion won.

24.	NET DEFINED BENEFIT LIABZLITIES

The characteristics of the Bank’s defined benefit retirement pension plans are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using actuarial assumption that is considered to be the most reasonable estimate of future cash flows (the projected unit method, which takes account of projected earnings increases).

The Bank is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the discount rate.

Decrease in profitability of blue chip bonds	A decrease in profitability of blue chip bonds will be partially offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Most defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liabilities as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Present value of defined benefit obligations	1,415,957	1,311,238
Fair value of plan assets	(1,414,926)	(1,264,412)

Net defined benefit liabilities	1,031	46,826

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

		December 31, 2020	December 31, 2019
	Beginning balance	1,311,238	1,175,650
	Current service cost	151,912	144,317
	Interest cost	31,371	30,751
Remeasurements	Financial assumptions	(17,198)	49,554
	Demographic assumptions	3,425	32,566
	Experience adjustments	(10,353)	(47,481)
	Foreign currencies translation adjustments	(3)	12
	Retirement benefit paid	(51,888)	(74,732)
	Effect of transfer in/out of associates	(2,507)	601
	Other	(40)	—

	Ending balance	1,415,957	1,311,238

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Beginning balance	1,264,412	1,039,487
Interest income	32,085	29,046
Remeasurements	(6,750)	(8,098)
Employer’s contributions	180,000	279,066
Retirement benefit paid	(48,707)	(72,930)
Effect of transfer in/out of associates	(3,887)	—
Other	(2,227)	(2,159)

Ending balance	1,414,926	1,264,412

(4)

Plan assets wholly consist of time deposits as of December 31, 2020 and December 31, 2019. Among plan assets, realized returns on plan assets amount to 25,335 million Won and 20,948 million Won for the years ended December 31, 2020 and 2019, respectively.

Meanwhile, the contribution expected to be paid in the business year beginning after the reporting period is 147,091 million Won.

(5)	Amounts related to the defined benefit plan that are recognized in the Separate statements of comprehensive income are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Current service cost	151,912	144,317
Net interest income	(714)	1,705

Cost recognized in profit or loss	151,198	146,022

Remeasurements	(17,376)	42,737

Cost recognized in total comprehensive income	133,822	188,759

Retirement benefits related to defined contribution plans recognized as expenses are 1,911 million Won and 2,097 million Won for the years ended December 31, 2020 and 2019, respectively.

(6)	Key actuarial assumptions used in defined benefit liability measurement are as follows:

	December 31, 2020	December 31, 2019
Discount rate	2.50%	2.42%
Future wage growth rate	5.48%	2.64%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

The weighted average maturity of defined benefit obligation is 11.69 years

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		December 31, 2020 (*)	December 31, 2019 (*)
Discount rate	Increase by 1% point	(148,438)	(139,312)
	Decrease by 1% point	175,329	164,744
Future wage growth rate	Increase by 1% point	173,272	162,701
	Decrease by 1% point	(149,621)	(140,339)

(*)

Although the above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant ; in practice, more than one assumptions are correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized in the statement of financial position.

(8)	The details of the maturity of the defined benefit obligation as of December 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Within 1 year	23,190	25,443
After 1 year but within 2 years	52,251	30,272
After 2 years but within 5 years	193,926	196,809
After 5 years but within 10 years	506,625	445,832
After 10 years	1,139,283	1,059,443

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Other financial liabilities:
Accounts payable	3,414,420	5,268,280
Accrued expenses	1,739,259	2,259,532
Borrowings from trust accounts	3,135,844	3,440,874
Agency business revenue	466,485	362,820
Foreign exchange payables	777,636	753,819
Domestic exchanges payable	176,179	1,257,280
Lease liabilities	277,480	277,655
Other miscellaneous financial liabilities	2,603,570	2,269,901
Present value discount	(962)	(1,001)

Sub-total	12,589,911	15,889,160

Other liabilities:
Unearned income	30,798	40,100
Other miscellaneous liabilities	96,110	111,481

Sub-total	126,908	151,581

Total	12,716,819	16,040,741

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2020
		Assets		Liabilities
	Nominal amount	For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Swaps	139,479,240	174,820	348,179	28	524,775
Purchase options	330,000	—	6,271	—	—
Written options	285,440	—	—	—	5,419
Currency:
Forwards	105,006,088	—	2,540,972	—	2,846,701
Swaps	86,649,409	—	3,329,846	—	2,415,610
Purchase options	1,147,877	—	59,328	—	—
Written options	1,632,048	—	—	—	23,271
Equity:
Forwards	11	—	—	—	—
Futures	123,742	—	—	—	—
Swaps	269,039	—	—	—	12,533
Purchase options	9,863,110	—	650,505	—	—
Written options	10,369,009	—	—	—	629,884

Total	355,155,013	174,820	6,935,101	28	6,458,193

	December 31, 2019
		Assets		Liabilities
	Nominal amount	For fair value hedge	For trading	For trading
Interest rate:
Futures	79,021	—	—	—
Swaps	152,784,737	111,764	325,542	413,568
Purchase options	460,000	—	11,888	—
Written options	395,789	—	—	9,655
Currency:
Forwards	113,791,702	—	1,447,224	1,027,903
Swaps	81,359,428	—	965,346	1,106,423
Purchase options	1,588,746	—	18,835	—
Written options	2,341,179	—	—	9,403
Equity:
Forwards	11	—	—	—
Futures	630,562	—	—	—
Swaps	1,280,436	—	1,217	54,393
Purchase options	8,851,984	—	175,221	—
Written options	8,978,953	—	—	219,831

Total	372,542,548	111,764	2,945,273	2,841,176

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 20), and derivatives held for hedging are presented as derivative assets and derivative liabilities in the statements of financial position.

(2)	Overview of the Bank’s hedge accounting

The hedging relationships that the Bank applies fair value hedge accounting are affected by interest rate, which is related to Interest Rate Benchmark Reform. The interest rates to which the hedging relationships are exposed are USD 3M LIBOR and USD 6M LIBOR, AUD 3M BBSW. The nominal amounts of hedging instruments related to 3M LIBOR and 6M LIBOR, AUD 3M BBSW are USD 1,800,000,000, USD 500,000,000 and AUD 150,000,000, respectively. The Bank pays close attention to discussions in the market and industry regarding the applicable alternative benchmark interest rates for the exposed interest rate. The Bank judges related uncertainty is expected to be no longer present when the exposed interest rates are replaced by the applicable benchmark interest rates.

As of the current period end, the bank has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 2,767,208 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign currency denominated debentures derived from fluctuations of market interest rate, and as such the Bank entered into interest rate swap agreements designated as hedging instruments.

According to the interest rate swap contract, an amount computed by multiplying the difference between the fixed and variable interest rate to the predetermined nominal amount will be exchanged. As a result, the fixed interest rate condition in the foreign currency denominated debentures will practically be converted into variable interest rate, thereby eliminating the risk of fair value fluctuation. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value to the face value of the hedging instrument.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, price margin set by counterparty of hedging instrument, and unilateral change in credit risk of any party of hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Bank expects the value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is USD Libor 3M (6M) plus spread and BBSW 3M plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Bank receives interest at a fixed interest rate and pays interest at a variable interest rate.

(3)	The nominal amounts of the hedging instrument are as follows (Unit: USD and AUD):

	December 31, 2020
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	1,000,000,000	1,000,000,000	300,000,000	2,300,000,000
Interest rate swap (AUD)	—	150,000,000	—	150,000,000

	December 31, 2019
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	350,000,000	2,000,000,000	300,000,000	2,650,000,000

(4)	The average interest rate of the hedging instrument are as follows:

December 31, 2020
Average interest rate
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	Fixed 4.22% receipt and Libor 3M+1.71% floating paid Fixed 5.88% receipt and Libor 6M+2.15% floating paid
Interest rate swaps (AUD)	Fixed 0.84% receipt and BBSW 3M+0.72% floating paid

December 31, 2019
Average interest rate
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	Fixed 3.96% receipt and Libor 3M+1.61% floating paid Fixed 5.88% receipt and Libor 6M+2.15% floating paid

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: USD and Korean Won in millions):

December 31, 2020
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swaps	USD 2,300,000,000	174,820	28	Derivative assets (designated for hedging)	57,221
	AUD 150,000,000			Derivative liabilities (designated for hedging)

	December 31, 2019
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swaps	USD 2,650,000,000	111,764	—	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	90,244

(6)	Details of carrying amount to hedged and amount adjusted due to hedge accounting as of December 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Carrying amounts of the hedging item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	2,767,208	—	144,741	Debentures	(59,073)

	December 31, 2019
	Carrying amounts of the hedging item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	3,151,172	—	91,368	Debentures	(85,984)

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges for the years ended December 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2020
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss
Fair value hedge	Interest rate risk	(1,852)	Other net operating income (expense	)

		For the year ended December 31, 2019
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss
Fair value hedge	Interest rate risk	4,260	Other net operating income (expense	)

27.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Beginning balance	52,259	25,515
New transactions	22,901	53,289
Amounts recognized in profits or losses	(68,221)	(26,545)

Ending balance	6,939	52,259

Although some inputs necessary for fair value measurement are not observable in the market, the fair values of financial instruments are sometimes calculated using valuation techniques.

28.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of authorized shares and others are as follows:

	December 31, 2020	December 31, 2019
Shares of common stock authorized	5,000,000,000 Shares	5,000,000,000 Shares
Par value per share	5,000 Won	5,000 Won
Shares of common stock issued (*)	716,000,000 Shares	676,000,000 Shares
Capital stock	3,581,392 million Won	3,381,392 million Won

(*)	There were capital increases with consideration of 25,000 won per share on 40 million shares for the year ended December 31, 2020.

(2)

There were capital increases with consideration on 40 million shares for the year ended December 31, 2020 and the capital deduction cost incurred in the case of a capital increase is 1,113 million Won. There was no change in outstanding number of shares for the year ended December 31, 2019.

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Capital in excess of par value	1,068,420	269,533

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity date	Interest rate (%)	December 31, 2020	December 31, 2019
Securities in local currency	April 25, 2013	April 25, 2043	4.4	500,000	500,000
	November 13, 2013	November 13, 2043	5.7	200,000	200,000
	June 3, 2015	June 3, 2045	4.4	240,000	240,000
	July 26, 2018	—	4.4	400,000	400,000
Securities in foreign currencies	June 10, 2015	June 10, 2045	5.0	—	559,650
	September 27, 2016	—	4.5	553,450	553,450
	May 16, 2017	—	5.3	562,700	562,700
	October 4, 2019	—	4.3	662,035	662,035
Issuance cost				(13,115)	(17,021)

Total				3,105,070	3,660,814

The hybrid securities mentioned above are either without a maturity date or its maturity can be extended indefinitely at the maturity date without changing terms, and early redemption may be made after 5 or 10 years from the issuance date (Issuer Call). In addition, interest payments can be cancelled at the bank’s discretion.

30.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Accumulated other comprehensive income:
Net gain (loss) on valuation of financial assets at FVTOCI	(35,576)	(104,639)
Gain (loss) on foreign currency translation of foreign operations	(28,369)	(10,366)
Remeasurement gain (loss) related to defined benefit plan	(235,902)	(248,500)

Sub-total	(299,847)	(363,505)

Other capital adjustments	(31,252)	(6,350)

Total	(331,099)	(369,855)

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect (*)	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(104,639)	126,955	(31,696)	(26,196)	(35,576)
Gain (loss) on foreign currency translation of foreign operations	(10,366)	(24,832)	—	6,829	(28,369)
Remeasurement gain (loss) related to defined benefit plan	(248,500)	17,376	—	(4,778)	(235,902)

Total	(363,505)	119,499	(31,696)	(24,145)	(299,847)

(*)	Net gain (loss) on valuation of financial assets at FVTOCI includes 2,640 million Won which was transferred to retained earnings due to disposal of equity securities.

	For the year ended December 31, 2019
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect (*)	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(116,032)	15,767	(53)	(4,321)	(104,639)
Gain (loss) on foreign currency translation of foreign operations	(18,811)	11,649	—	(3,204)	(10,366)
Remeasurement gain (loss) related to defined benefit plan	(217,516)	(42,737)	—	11,753	(248,500)

Total	(352,359)	(15,321)	(53)	4,228	(363,505)

(*)	Net gain (loss) on valuation of financial assets at FVTOCI includes 45,513 million Won which was transferred to retained earnings due to disposal of equity securities.

31.	RETAINED EARNINGS

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

		December 31, 2020	December 31, 2019
Legal reserve	Earned surplus reserve	2,219,754	2,039,754
	Other legal reserve	47,133	46,635

	Sub-total	2,266,887	2,086,389

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	8,576,105	8,576,105
	Regulatory reserve for credit loss	2,051,595	1,888,816
	Revaluation reserve	712,949	714,018

	Sub-total	11,584,049	11,422,339

Retained earnings before appropriation		1,731,053	1,611,128

	Total	15,581,989	15,119,856

i.	Earned surplus reserve

In accordance with the Article 40, Banking Act, earned surplus reserve is appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, India and Bangladesh according to the banking laws of Japan, India and Bangladesh, and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

iv.	Reserve for financial structure improvement

From 2002 to 2014, the Finance Supervisory Services recommended banks in Korea to appropriate at least 10 percent of net income after accumulated deficit for financial structure improvement, until tangible common equity ratio equals 5.5 percent. This reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital. The reserve and appropriation are an Autonomous judgment matter of the Bank since 2015.

v.	Additional reserve

Additional reserve is a voluntary reserve to retain earnings for capital adequacy and soundness of the Bank’s operation.

vi.	Regulatory reserve for credit loss

In accordance with paragraph 1 and 2 of Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under Korean IFRS for the accounting purpose are lower than provisions for credit loss under RSBB, the Bank is prohibited to provide dividends with the regulatory reserve.

vii.	Revaluation reserve

Revaluation reserve is the amount of limited dividends set by the board of directors to be recognized as complementary capital when the gains or losses occurred in the property revaluation by adopting Korean IFRS.

(2)	Statements of appropriations of retained earnings (plan) are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2020	2019
Unappropriated retained earnings:
Unappropriated retained earnings carried over from prior years	586,571	676,231
Interim dividend	—	(676,000)
Disposal gain or loss in FVOCI financial assets	(2,640)	(45,513)
Net income	1,309,485	1,790,831
Dividend on/repayment of hybrid equity securities	(162,362)	(134,421)

	1,731,054	1,611,128

Transfer from retained earnings:
Provision of revaluation excess	3,727	1,069
Credit loss	26,743	—
Other legal reserves	17,626	—

	48,096	1,069

Appropriation of retained earnings:
Legal reserve	131,000	180,000
Regulatory reserve for credit loss	—	162,779
Other reserve	3,771	498
Amortization of loss of repayment of hybrid equity securities	31,252	276
Losses on disposal of treasury stock	—	6,073
Cash dividend (dividend per share (%)) (2020: 950 won (19%) 2019: 1,000 won (20.0%))	680,200	676,000
Additional reserve	—	—

	846,223	1,025,626

Unappropriated retained earnings to be carried forward to next year	932,927	586,571

The appropriation of retained earnings for the year ended December 31, 2020, is expected to be appropriated at the shareholders’ meeting on March 25, 3031. The appropriation date for the year ended December 31, 2019, was March 24, 2020.

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Paragraph 1 and 2 of Article 29 of the Regulation on Supervision of Banking Business, the Bank calculates and discloses the regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Regulatory reserve for credit loss	2,051,595	1,888,816
Planned provision (reversal) of regulatory reserve for credit loss	(26,743)	162,779

Ending balance	2,024,852	2,051,595

(2)

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	For the years ended December 31
	2020	2019
Net income	1,309,485	1,790,831
Required provision (reversal) of regulatory reserve for credit loss	(26,743)	162,779
Adjusted net income after the provision (reversal) of regulatory reserve	1,336,228	1,628,052
Adjusted EPS after the provision (reversal) of regulatory reserve (Unit: Korean Won)	1,682	2,210

33.	DIVIDENDS

Dividends per share that have not been decided yet as of December 31, 2020 and dividends per share as of December 31,2019 are 950 won and 1,000 won, respectively, with total dividends of 680,220 million won and 676,000 million won, respectively. Also, the Bank paid interim dividend during the year 2019, and the amount is 1,000 Won for share, 676,000 million Won for total. Dividends as of December 31, 2020 will be proposed at the regular shareholders’ meeting scheduled for March 25, 2021.

34.	NET INTEREST INCOME

(1)	Interest income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Financial assets at FVTPL	173	359
Financial assets at FVTOCI	405,916	437,104
Securities at amortized cost	377,127	430,440
Loans and other financial assets at amortized cost:
Interest on due from banks	33,996	120,691
Interest on loans	6,945,938	8,003,563
Interest on other receivables	16,413	23,544

Sub-total	6,996,347	8,147,798

Total	7,779,563	9,015,701

(2)	Interest expense recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Interest on deposits due to customers	2,229,283	3,155,097
Interest on borrowings	179,490	305,279
Interest on debentures	507,009	598,295
Interest on lease liability	6,406	6,262
Other interest expense	34,913	90,432

Total	2,957,101	4,155,365

35.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Fees and commission received for brokerage	272,583	278,847
Fees and commission received related to credit	174,356	175,316
Fees and commission received for electronic finance	125,782	137,892
Fees and commission received on foreign exchange handling	45,833	51,700
Fees and commission received on foreign exchange	27,008	37,815
Fees and commission received for guarantee	85,942	86,801
Fees and commission received on securities business	54,493	90,188
Fees and commission from trust management	101,607	178,752
Other fees	123,711	130,672

Total	1,011,315	1,167,983

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Fees and commissions paid	183,356	153,262
Others	136	228

Total	183,492	153,490

36.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Dividend income related to financial assets at FVTPL
Dividends on stock	30,343	18,695
Dividends on equity capital	17,241	23,982
Dividends on mutual funds	63,561	43,047

Sub-total	111,145	85,724
Dividend income related to financial assets at FVTOCI
Dividends on stock	11,283	14,641
Dividends on equity capital	329	343

Sub-total	11,612	14,984

Total	122,757	100,708

(2)	Details of dividends related to financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Dividend income recognized from assets held Equity securities	11,612	14,984

37.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FVTPL

(1)	Details of net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Gain on financial instruments at fair value through profit or loss mandatorily measured at fair value	472,931	59,970
Gain(loss) on financial instruments at fair value through profit or loss designated as upon initial recognition	(665)	(33,237)

Total	472,266	26,733

(2)	Details of net gain or loss on financial instruments at FVTPL mandatorily measured at fair value is as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2020	2019
Financial assets at FVTPL	Securities	Gain on transactions and valuation	105,100	151,682
		Loss on transactions and valuation	(90,386)	(59,808)

		Sub-total	14,714	91,874

	Loans	Gain on transactions and valuation	2,134	1,556
		Loss on transactions and valuation	(172)	(20)

		Sub-total	1,962	1,536

	Other financial assets	Gain on transactions and valuation	7,700	3,963
		Loss on transactions and valuation	(7,012)	(3,570)

		Sub-total	688	393

	Sub-total		17,364	93,803

Derivatives (for trading)	Interest rate derivatives	Gain on transactions and valuation	1,705,291	1,511,965
		Loss on transactions and valuation	(1,976,949)	(1,608,840)

		Sub-total	(271,658)	(96,875)

	Currency derivatives	Gain on transactions and valuation	12,549,827	6,855,592
		Loss on transactions and valuation	(11,892,885)	(6,836,794)

		Sub-total	656,942	18,798

	Equity derivatives	Gain on transactions and valuation	1,895,655	832,070
		Loss on transactions and valuation	(1,825,372)	(787,827)

		Sub-total	70,283	44,243

	Other derivatives	Gain on transactions and valuation	—	39
		Loss on transactions and valuation	—	(38)

		Sub-total	—	1

	Sub-total		455,567	(33,833)

	Total		472,931	59,970

(3)	Details of net gain or loss on financial instruments at FVTPL designated as upon initial recognition are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Net gain(loss) on equity-linked securities
Net gain(loss) on disposal of equity-linked securities	17	(16,006)
Net loss on valuation of equity-linked securities	(682)	(17,231)

Total	(665)	(33,237)

38.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI

Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Net loss on redemption of securities	(78)	(5)
Net gain on disposal of securities	20,961	8,250

Total	20,883	8,245

39.	REVERSAL OF (PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Reversal of (provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Provision for impairment loss due to credit loss on financial assets measured at FVTOCI	(1,570)	(3,111)
Reversal of impairment loss due to credit loss on securities at amortized cost	933	1,413
Provision for credit loss on loan and other financial assets at amortized cost	(489,568)	(105,919)
Reversal of provision on guarantee	17,574	4,238
Reversal of (provision for) unused loan commitment	(4,871)	11,924

Total	(477,502)	(91,455)

40.	GENERAL ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2020	2019
Employee benefits	Short-term employee benefits	Salaries	1,241,736	1,271,874
		Employee benefits	419,798	404,763
	Share based payments		5,937	5,509
	Retirement benefit service costs		153,109	148,119
	Termination		197,468	146,620

	Sub-total		2,018,048	1,976,885

Depreciation and amortization			409,366	389,951

Other general and administrative expenses	Rent		42,509	51,380
	Taxes and public dues		100,599	111,542
	Service charges		215,428	208,029
	Computer and IT related		235,128	235,418
	Telephone and communication		37,651	35,357
	Operating promotion		34,583	37,345
	Advertising		88,005	80,151
	Printing		5,091	6,236
	Traveling		4,038	8,435
	Supplies		9,147	5,303
	Insurance premium		3,235	3,158
	Reimbursement		12,162	20,446
	Maintenance		13,866	15,030
	Water, light and heating		12,190	12,497
	Vehicle maintenance		6,221	7,192
	Others		6,980	5,932

	Sub-total		826,833	843,451

	Total		3,254,247	3,210,287

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Gain on transactions of foreign exchange	636,593	557,082
Gain related to derivatives	66,471	90,244
Gain on fair value hedged items	9,646	231
Others	20,771	7,989

Total	733,481	655,546

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Losses on transactions of foreign exchange	657,547	138,542
KDIC deposit insurance premium	364,529	329,198
Contribution to miscellaneous funds	325,429	315,145
Losses related to derivatives	8,455	—
Losses on fair value hedged items	68,508	86,214
Others (*)	96,521	107,907

Total	1,520,989	977,006

(*)	‘Others’ for the years ended December 31, 2020 and 2019 includes 11,890 million Won and 22,317 million Won, respectively, of amortization expense for intangible assets.

(4)	Share-based Payment

Details of performance condition share-based payment granted to executives as of December 31, 2020 and December 31, 2019 are as follows.

i)	Performance condition share-based payment

Subject to		Shares granted for the year 2019
Type of payment		Cash-settled
Vesting period		January 1, 2019 ~ December 31, 2022
Date of payment		January 1, 2023
Fair value (Unit: Korean Won) (*1)		9,162
Valuation methods		Black-Scholes Model
Dividend yield		4.13%
Expected maturity		2.00 year
Number of shares measured as of the closing date (*2),(*3)	As of December 31, 2020	524,746 shares
	As of December 31, 2019	524,746 shares

Subject to		Shares granted for the year 2020
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		January 1, 2024
Fair value (Unit: Korean Won) (*1)		8,792
Valuation method		Black-Scholes Model
Dividend yield		4.13%
Expected maturity		3.00 year
Number of shares measured as of the closing date (*2),(*3)	As of December 31, 2020	755,073 shares
	As of December 31, 2019	—

(*1)

As of December 31, 2020, the fair value calculated using the Black-Scholes model was used to measure liabilities by reflecting the average dividend rate for the past four years to the stock price of the weighted average of Woori Financial Group’s trading volume for the past week, month and two months.

(*2)

The number of payable stocks is granted at the initial contract date and the payment rate is determined based on the achievement of the pre-determined performance targets. Performance is evaluated as long-term performance indication including relative shareholder return, net income, return on equity (ROE), non-performing loan ratio and job performance.

(*3)	As of December 31, 2020, the remaining quantity and granted quantity are the same.

ii)

The Bank accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring per every closing period. As of December 31, 2020 and December 31, 2019, the book value of the liabilities related to the performance condition share-based payments recognized by the bank is 11,446 million Won and 5,509 million Won, respectively.

41.	OTHER NON-OPERATING INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in subsidiaries and associates are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Impairment loss	28,946	43,102

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Other non-operating income	271,293	360,787
Other non-operating expenses	(301,365)	(424,110)

Total	(30,072)	(63,323)

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Rental fee income	27,050	20,386
Dividend gains on investment assets of subsidiaries and associates	214,802	52,273
Gains on disposal of investment assets of subsidiaries and associates	3,004	256,829
Gains on disposal of premises and equipment, intangible assets and other assets	9,142	1,033
Reversal of impairment losses of premises and equipment, intangible assets and other assets	150	85
Others	17,145	30,181

Total	271,293	360,787

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Depreciation on investment properties	5,454	4,901
Interest expenses of rent leasehold deposits	792	738
Losses on disposal of investment assets of subsidiaries and associates	—	205,046
Losses on disposal of premises and equipment, intangible assets and other assets	1,871	1,534
Impairment losses of premises and equipment, intangible assets and other assets	7,789	26,037
Donation	42,550	60,328
Others (*)	242,909	125,526

Total	301,365	424,110

(*)	Included 224,427 million won and 104,891 million won of other losses related to other provisions for the year ended December 31,2020 and 2019, respectively.

42.	INCOME TAX EXPENSE

(1)	Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Current tax expense
Current tax expense in respect of the current year	388,513	500,006
Adjustments recognized in the current period in relation to the current tax of prior periods	6,680	(47,295)

Sub-total	395,193	452,711

Deferred tax expense(income)
Changes in deferred tax assets(liabilities) relating to the temporary differences	25,785	117,358
Deferred tax charged directly to equity	(24,145)	4,228

Sub-total	1,640	121,586

Income tax expense	396,833	574,297

(2)	Income tax expense reconciled to net income before income tax expense is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Net income before income tax expense	1,706,317	2,365,128
Tax calculated at statutory tax rate (*)	458,876	640,048
Adjustments
Effect of income that is exempt from taxation	(46,573)	(56,899)
Effect of expense not deductible in determining taxable profit	24,029	22,345
Adjustments recognized in the current period in relation to the current tax of prior periods	6,680	(47,295)
Effect of income tax expense that is resulting from consolidation	(30,735)	(14,452)
Others	(15,444)	30,550

Sub-total	(62,043)	(65,751)

Income tax expense	396,833	574,297

Effective tax rate	23.3%	24.3%

(*)

The applicable income tax rate; 1) 11% for below 200 million Won, 2) 22% for above 200 million Won and below 20 billion Won, 3) 24.2% for above 20 billion Won and below 300 billion Won, 4) 27.5% for above 300 billion Won.

(3)	Changes in cumulative temporary differences for the years ended December 31, 2020 and 2019, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Beginning balance	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain (loss) on financial assets at FVTPL	189,353	19,795	(26,196)	182,952
Loss on valuation of derivatives	(73,414)	(72,723)	—	(146,137)
Accrued income	(65,053)	4,663	—	(60,390)
Reversal of (provision for) loan losses	1,049	(165)	—	884
Loans and receivables written off	4,565	—	—	4,565
Deferred loan origination costs and fees	(156,615)	11,156	—	(145,459)
Defined benefit liability	361,941	37,004	(4,778)	394,167
Deposits with employee retirement insurance trust	(362,596)	(28,864)	—	(391,460)
Reversal of (provision for) guarantees	7,915	(1,783)	—	6,132
Other provision	70,523	(6,519)	—	64,004
Others	(87,666)	35,796	6,829	(45,041)

Net deferred tax assets (liabilities)	(109,998)	(1,640)	(24,145)	(135,783)

	For the year ended December 31, 2019
	Beginning balance	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain (loss) on financial assets at FVTPL	287,531	(93,857)	(4,321)	189,353
Loss on valuation of derivatives	(27,851)	(45,563)	—	(73,414)
Accrued income	(55,471)	(9,582)	—	(65,053)
Reversal of (provision for) loan losses	1,156	(107)	—	1,049
Loans and receivables written off	4,565	—	—	4,565
Deferred loan origination costs and fees	(148,354)	(8,261)	—	(156,615)
Defined benefit liability	322,168	28,020	11,753	361,941
Deposits with employee retirement insurance trust	(298,515)	(64,081)	—	(362,596)
Reversal of (provision for) guarantees	11,375	(3,460)	—	7,915
Other provision	57,843	12,680	—	70,523
Others	(147,087)	62,625	(3,204)	(87,666)

Net deferred tax assets (liabilities)	7,360	(121,586)	4,228	(109,998)

(4)	Unrealizable temporary differences are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Deductible temporary differences	257,587	162,457
Taxable temporary differences	(108,055)	(108,055)

Total	149,532	54,402

No deferred income tax asset has been recognized for the deductible temporary difference of 257,587 million Won associated with investments in subsidiaries as of December 31, 2020, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax liability has been recognized for the taxable temporary difference of 108,055 million Won associated with investment in subsidiaries as of December 31, 2020, due to the following reasons:

•	The Bank can control the timing of the reversal of the temporary differences.

•	It is probable that the temporary differences will not be reversed in the foreseeable future.

(5)	Details of accumulated deferred tax charged direct to equity is as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Net gain or loss on valuation of financial assets at FVTOCI	13,495	39,691
Foreign currency translation of foreign operations	10,761	3,931
Remeasurements of the net defined benefit liability	89,480	94,259

Total	113,736	137,881

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Current tax assets	58,962	27,558
Current tax liabilities	292,245	115,513

43.	EARNINGS PER SHARE (“EPS”)

(1)	Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of million shares):

	For the years ended December 31
	2020	2019
Net income for the period attributable to common shareholders	1,309,485	1,790,831
Dividends to hybrid securities	(162,362)	(134,421)
Net income attributable to common shareholders	1,147,123	1,656,410
Weighted-average number of common shares outstanding	698	676
Basic EPS (Unit: Korean Won)	1,643	2,451

(2)	The weighted average number of common shares outstanding is as follows:

	For the year ended December 31, 2020
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2020-01-01 ~ 2020-12-31	676,000,000	366	247,416,000,000
Capital increase with consideration	2020-06-18 ~ 2020-12-31	40,000,000	197	7,880,000,000

	Sub-total (①)			255,296,000,000

Weighted average number of common shares outstanding (②=(①/ 366))				697,530,055

	For the year ended December 31, 2019
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2019-01-01 ~ 2019-12-31	673,271,226	365	245,743,997,490
Purchase of treasury stock	2019-01-09 ~ 2019-01-10	(11,453,702)	2	(22,907,404)
Disposal of treasury stock	2019-01-11 ~ 2019-12-31	2,728,774	355	968,714,770

	Sub-total (①)			246,689,804,856

Weighted average number of common shares outstanding (②=(①/365))				675,862,479

Diluted EPS is equal to basic EPS because there is no dilution effect for the years ended December 31, 2020 and 2019.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Confirmed guarantees (*)
Guarantee for loans	103,229	89,699
Acceptances	348,502	254,231
Guarantees in acceptances of imported goods	78,038	224,746
Other confirmed guarantees	6,480,343	6,882,899

Sub-total	7,010,112	7,451,575

Unconfirmed guarantees
Local letter of credit	187,146	193,096
Letter of credit	2,950,400	3,046,201
Other unconfirmed guarantees	348,049	742,125

Sub-total	3,485,595	3,981,422

Commercial paper purchase commitments and others (*)	3,443,349	3,090,771

Total	13,939,056	14,523,768

(*)	Includes financial guarantees of 6,833,232 million Won and 6,654,369 million Won as of December 31, 2020 and December 31, 2019, respectively.

(2)	Details of loan commitments and others are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Loan commitments	73,146,115	69,035,560
Other commitments	5,319,722	3,438,625

(3)	Litigation case

Legal cases where the Bank is involved are as follows (Unit: Korean Won in millions except for number of cases):

	December 31, 2020		December 31, 2019
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases (*)	34 cases	149 cases	31 cases	132 cases
Amount of litigation	315,604	173,125	227,071	197,216
Provisions for litigations		20,521		21,562

(*)

The number of cases as of December 31, 2020 and 2019 does not include cases such as loan-related execution or simple extension of loan prescription, litigation where the substantive party is not the Bank, or fraudulent lawsuits.

(4)

Lime Asset Management Co., Ltd. announced the postponement of the repurchase of a large number of funds in operation in October 2019. The sales status of the Group’s Lime Asset Management Co., Ltd. operation repurchase postponement fund was 1,348 accounts and 270.3 billion Won as of the end of December 2020. In December 2020, Lime Asset Management Co., Ltd.’s financial investment business registration was canceled, and the repurchase postponement fund was transferred to Wellbridge Asset Management Co., Ltd., which was jointly established by sales companies. The Financial Supervisory Dispute Meditation Committee was held on February 23, 2021 for incomplete sales of vendors, and the obligation to compensate investors for some of the losses may be changed by the Dispute Mediation Committee’s decision and the Board’s approval.

45.	RELATED PARTY TRANSACTIONS

Related parties of the Bank as of December 31, 2020 and 2019 and its assets and liabilities recognized as of December 31, 2020 and December 31, 2019 and major transactions with related parties for the years ended December 31, 2020 and December 31, 2019 and compensation to key management are as follows:

(1)	Related parties

Related parties
Parent company	Woori Financial Group Inc.

Subsidiaries

Woori America Bank, PT Bank Woori Saudara Indonesia 1906 Tbk, Woori Global Markets Asia Limited, Woori Bank China Limited, AO Woori Bank, Banco Woori Bank do Brasil, S.A Korea BTL Infrastructure Fund, WB Finance Co. Ltd., Woori Finance Myanmar Co., Ltd., Wealth Development Bank, Woori Bank Vietnam Limited, Woori Bank Europe, Woori Bank Principal and Interest Guaranteed Trust, Woori Bank Principal Guaranteed Trust, Kumho Trust First Co., Ltd. and 49 SPCs,

Heungkuk Woori Tech Company Private Placement Investment Trust No. 1 and 12 beneficiary certificates

Associates	W Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., Lotte Card Co., Ltd., Chin Hung International Inc, 2016KIF-IMM Woori Bank Technology Venture Fund, K BANK Co., Ltd., Well to Sea No. 3 Private Equity Fund, Together-Korea Government Private Pool Private Securities Investment Trust No.3 and others (Dongwoo C & C Co., Ltd. and 30 associates)

Other related parties	Woori Card Co., Ltd. and its subsidiaries, Woori Investment Bank Co., Ltd. and its subsidiaries, Woori FIS Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and its associates, Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Asset Management Co., Ltd. and its subsidiaries and associates, Woori Global Asset Management Co., Ltd. and its subsidiaries, Woori asset trust Co. Ltd., Godo Kaisha Oceanos No. 1, Woori Growth Partnerships New Technology Private Equity Fund No. 1 and Woori Finance Capital and its subsidiaries.

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties		A title of account	December 31, 2020	December 31, 2019
Parent	Woori Financial Group Inc (*1)	Other Assets	2,798	—
		Deposits due to customers	469,176	1,173,670
		Other liabilities	198,505	99,181

Subsidiaries	Woori America Bank	Cash and cash equivalents	8,592	6,534
		Loans	16,059	15,569
		Loss allowance	(6)	(6)

	PT Bank Woori Saudara Indonesia 1906 Tbk	Cash and cash equivalents	3,708	5,969
		Loans	435,200	277,872
		Loss allowance	(782)	(497)
		Other assets	289	616

	Woori Global Markets Asia Ltd.	Loans	340,715	452,827
		Loss allowance	(277)	(365)
		Deposits due to customers	3,257	6,692
		Borrowings	2,989	3,167

	Woori Bank China Ltd.	Cash and cash equivalents	16,074	24,006
		Loans	211,230	208,404
		Loss allowance	(356)	(373)
		Other assets	296	3,379
		Derivative assets	797	—
		Deposits due to customers	84,635	58,403
		Other liabilities	2,720	2,339
		Derivative liabilities	12	8

Related parties		A title of account	December 31, 2020	December 31, 2019
	AO Woori Bank	Cash and cash equivalents	11,647	7,529
		Loans	108,765	78,521
		Loss allowance	(197)	(140)
		Other assets	202	327

	Woori Finance Cambodia PLC. (*2)	Loans	—	99,339
		Loss allowance	—	(80)
		Other liabilities	—	1

	Woori Finance Myanmar Co., Ltd.	Loans	6,528	6,947
		Loss allowance	(5)	(6)
		Other liabilities	45	—

	Woori Bank Vietnam Limited	Loans	4,189	13,508
		Loss allowance	(3)	(51)
		Other assets	4,236	180,254
		Deposits due to customers	1,101	4,049
		Borrowings	183,874	75,338
		Other liabilities	149	—

	WB Finance Co., Ltd.(*2)	Loan	352,730	245,454
		Loss allowance	(287)	(198)
		Other liabilities	13	1

	Woori Bank Europe	Cash and cash equivalents	6,741	—
		Loans	21,216	—
		Loss allowance	(38)	—
		Other assets	49	—

	Korea BTL Infrastructure Fund	Other assets	9	10

	Consolidated Trusts	Other assets	478	479
		Other liabilities	152,036	163,302

	Consolidated SPC	Loans	39,449	22,509
		Loss allowance	(194)	(175)
		Other assets	409	146
		Derivative assets	26,986	24,427
		Deposits due to customers	10,257	11,870
		Other liabilities	9,003	5,215
		Derivative liabilities	—	373

	Consolidated Beneficiary certificates	Other assets	52	20
		Derivative assets	880	—

Associates	W Service Networks Co., Ltd.	Deposits due to customers	2,183	1,881
		Other liabilities	307	311

	Korea Credit Bureau Co., Ltd.	Deposits due to customers	2,311	26
		Other liabilities	5	—

	Korea Finance Security Co., Ltd.	Loans	3,397	1,800
		Loss allowance	(6)	(3)
		Deposits due to customers	1,927	1,371
		Other liabilities	1	—

	Chin Hung International Inc.	Deposits due to customers	8,715	5,381
		Other liabilities	170	320

	Lotte Card Co., Ltd.	Loans	7,500	7,500
		Loss allowance	(77)	(30)
		Other assets	12	—
		Deposits due to customers	2,697	2,726
		Other liabilities	113	—

Related parties		A title of account	December 31, 2020	December 31, 2019
	Well to Sea No.3 Private Equity Fund	Loans	—	4,490
		Loss allowance	—	(8)
		Deposits due to customers	4,997	714
		Other liabilities	—	47

	Others (*3)	Loans	—	84
		Loss allowance	—	(84)
		Deposits due to customers	5,831	5,577
		Other liabilities	5	172

Other related parties	Woori Card Co., Ltd. and its subsidiaries (*4)	Loans	4,352	4,631
		Loss allowance	(8)	—
		Other assets	11,416	13,342
		Derivative assets	6,371	420
		Deposits due to customers	77,970	52,638
		Derivative liabilities	585	—
		Other liabilities	15,538	18,641

	Woori Investment Bank Co., Ltd. and its subsidiaries (*4)	Loans	7,600	24,000
		Loss allowance	(6)	(43)
		Other assets	2	13,879
		Deposits due to customers	34,530	6,303
		Other liabilities	14,398	26,470

	Woori FIS co., Ltd. (*4)	Other assets	112	114
		Deposits due to customers	31,187	42,693
		Other liabilities	21,432	23,415

	Woori Private Equity Asset Management Co., Ltd. and its associates (*4)	Deposits due to customers	4,183	1,370

	Woori Finance Research Institute Co. Ltd. (*4)	Deposits due to customers	2,180	2,132
		Other liabilities	526	—

	Woori Credit Information Co., Ltd. (*4)	Other assets	5	6
		Deposits due to customers	18,689	15,765
		Other liabilities	10,316	10,954

	Woori Fund Service Co., Ltd. (*4)	Deposits due to customers	11,145	11,238
		Other liabilities	1,135	1,157

	Woori Asset Management co., Ltd. and its subsidiaries and associates (*4)	Deposits due to customers	8,780	11,665

	Woori global asset Management co., Ltd. and its subsidiaries (*4)	Deposits due to customers	1,039	98

	Woori asset trust Co., Ltd. (*4)	Deposits due to customers	105,856	29,546
		Other liabilities	21	—

	Woori Finance Capital and its subsidiaries(*5)	Loans	70,000	—
		Loss allowance	(57)	—
		Derivative assets	2,183	—
		Deposits due to customers	95,747	—
		Other liabilities	62	—

	Woori G Japan Private Real Estate Investment Trust No. 1-1	Derivative liabilities	1,187	—

(*1)	Woori Financial Group Inc. was established during the previous period and the Bank was transferred as a wholly-owned subsidiary.
(*2)	Mergers between subsidiaries occurred for the year ended December 31, 2020.

(*3)	Others include Partner One Value Up No.1 Private Equity Fund, Woori Growth Partnerships New Technology Equity Fund and others as of December 31, 2020 and December 31, 2019.
(*4)	These related parties were transferred as a wholly-owned subsidiary of Woori Financial Group Inc. for the year ended December 31, 2019.
(*5)	These related parties were transferred as a subsidiary of Woori Financial Group Inc. for the year ended December 31, 2020.

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the years ended December 31
Related party		A title of account	2020	2019
Parent company	Woori Financial Group (*1)	Fees income	13	264
		Other income	2,997	1,823
		Interest expenses	10,082	7,741
		Fees expenses	805	—

Subsidiaries	Woori America Bank	Interest income	20	21
		Fees income	242	280
		Other income	182	180
		Impairment losses due to credit loss (reversal of allowance for credit loss)	—	2

	PT Bank Woori Saudara Indonesia 1906 Tbk	Interest income	3,164	11,650
		Fees income	146	121
		Dividends income	5,426	6,300
		Impairment losses due to credit loss (reversal of allowance for credit loss)	285	(294)

	Woori Global Markets Asia Limited	Interest income	4,786	12,739
		Fees income	—	39
		Interest expenses	106	390
		Impairment losses due to credit loss (reversal of allowance for credit loss)	(88)	(3)

	Woori Bank China Limited	Interest income	5,536	9,257
		Fees income	433	476
		Other income	—	64
		Gain on derivatives	875	26
		Interest expenses	294	708
		Fee expenses	3	2
		Other expenses	—	55
		Impairment losses due to credit loss (reversal of provision for credit loss)	(17)	(325)

	AO Woori Bank	Interest income	975	2,394
		Fees income	—	41
		Impairment losses due to credit loss	56	23

	Banco Woori Bank do Brasil S.A.	Interest income	—	27
		Reversal of provision for credit loss	—	(1)

	Korea BTL Infrastructure Fund	Dividends income	23,918	26,835
		Fees income	79	82
		Interest income	—	3,514

			For the years ended December 31
Related party		A title of account	2020	2019
	Woori Finance Cambodia PLC. (*2)	Interest income	—	3,514
		Fees income	—	23
		Impairment losses due to credit loss	—	8

	Woori Finance Myanmar Co., Ltd.	Interest income	155	218
		Fees income	14	9
		Impairment losses due to credit loss	42	1

	Woori Bank Vietnam Limited	Interest income	279	778
		Fees income	129	205
		Interest expenses	3,821	1,861
		Reversal of allowance of credit loss	(48)	(108)

	WB Finance Co., Ltd. (*2)	Interest income	9,103	6,648
		Impairment losses due to credit loss	14	70

	Woori Bank Europe	Interest income	142	—
		Fees income	5
		Impairment losses due to credit loss	38	—

	Consolidated trusts	Other income	6,458	7,815
		Interest expenses	1,255	2,030
		Other expenses	16	35

	Consolidated beneficiary certificates	Fees income	72	73
		Income on derivatives	408	—

	Consolidated SPC	Interest income	801	912
		Fees income	15,201	19,158
		Gain on derivatives	6,572	14,134
		Interest expenses	6	9
		Losses on derivatives	2,029	401
		Impairment losses due to credit loss	736	171

Associates	W Service Networks Co., Ltd.	Dividend income	3	2
		Other income	32	32
		Interest expenses	13	20

	Korea Credit Bureau Co., Ltd.	Dividends income	90	135
		Interest expenses	5	29

	Korea Finance Security Co., Ltd.	Interest income	70	—
		Interest expenses	3	9
		Impairment losses due to credit loss	3	3

	Chin Hung International Inc	Interest expenses	19	35
		Impairment losses due to credit loss	(146)	—

			For the years ended December 31
Related party		A title of account	2020	2019
	Well to Sea No.3 Private Equity Fund	Interest income	1,883	1,774
		Dividends income	178,355	18,836
		Interest expenses	5	11
		Impairment losses due to credit loss (reversal of allowance of credit loss)	(55)	(18)

	Lotte Card Co., Ltd.	Interest income	311	213
		Fees income	2,748	593
		Dividends income	5,710	—
		Interest expenses	68	53
		Impairment losses due to credit loss	171	30

	2016KIF-IMM Woori Bank Technology Finance Fund	Dividends income	1,088	—

	Others (*3)	Other income	16	17
		Dividends income	212	164
		Interest expenses	29	55
		Impairment losses due to credit loss (reversal of allowance of credit loss)	—	(5)

Other related parties	Woori Card Co., Ltd. and its subsidiaries (*4)	Interest income	365	775
		Fees income	112,740	125,183
		Gain on derivatives	5,973	691
		Other income	602	696
		Interest expenses	138	185
		Fees expenses	499	83
		Loss on derivatives	608	—
		Reversal of allowance of credit loss	(7)	—

	Woori Investment Bank Co., Ltd. and its subsidiaries (*4)	Interest income	606	648
		Fees income	1,121	851
		Other income	742	543
		Interest expenses	14	21
		Reversal of allowance of credit loss	(41)	(38)

	Woori FIS Co., Ltd. (*4)	Fees income	521	578
		Other income	8,230	7,675
		Interest expenses	3	4
		Other expenses	204,370	208,145

	Woori Private Equity Asset Management Co., Ltd. (*4) and its associates	Fees income	13	7
		Interest expenses	13	17

	Woori Finance Research Institute Co., Ltd. (*4)	Fees income	15	12
		Interest expenses	22	43

		For the years ended December 31
Related party	A title of account	2020	2019
Woori Credit Information Co., Ltd. (*4)	Fees income	87	83
	Other income	520	698
	Interest expenses	339	250
	Fees expenses	14,848	15,009

Woori Fund Service (*4)	Fees income	128	25
	Other income	266	288
	Interest expenses	161	252

Woori Asset Management co., Ltd. and its subsidiaries and associates (*4)	Fees income	52	21
	Interest expenses	61	36

Woori global asset Management co., Ltd. and its subsidiaries (*4)	Fees income	13	1

Woori asset trust Co., Ltd. (*4)	Fees income	158	—
	Interest expenses	256	—
	Fees expenses	1,456	—

Woori Finance Capital and its subsidiaries(*5)	Interest income	548	—
	Fee income	395	—
	Gain on derivatives	1,119
	Interest expense	20	—
	Impairment losses due to credit loss	119	—
	Loss on derivatives	150	—

Woori G Japan Private Real Estate Investment Trust No. 1-1	Loss on derivatives	1,187	—

(*1)	Woori Financial Group was established during the previous period and the Bank was transferred as a wholly-owned subsidiary.
(*2)	Mergers between subsidiaries occurred for the year ended December 31, 2020
(*3)	Others include Saman Corporation, Partner One Value Up No.1 Private Equity Fund, Woori Growth Partnerships New Technology Equity Fund and others as of December 31, 2020 and December 31, 2019.
(*4)	These related parties were transferred as a wholly-owned subsidiary of Woori Financial Group Inc. for the year ended December 31, 2019.
(*5)	This related party was transferred as a subsidiary of Woori Financial Group Inc. for the year ended December 31, 2020.

(4)	Major loan transactions with related parties for the years ended December 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2020
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*1)
Subsidiaries	PT Bank Woori Saudara Indonesia 1906 Tbk	277,872	445,110	284,827	(2,955)	435,200
	Woori Global Markets Asia Limited	452,827	856,564	967,257	(1,419)	340,715
	Woori Bank China Limited	208,404	676,969	669,813	(4,330)	211,230
	AO Woori Bank	78,521	241,599	210,599	(756)	108,765
	Woori Finance Cambodia PLC.(*2)	99,339	—	—	(99,339)	—
	Woori Finance Myanmar Co., Ltd.	6,947	—	—	(419)	6,528
	Woori Bank Vietnam Ltd.	13,501	9,464	18,976	200	4,189
	WB Finance Co., Ltd. (*2)	245,454	58,248	17,624	66,652	352,730
	Woori America Bank	15,569	—	—	490	16,059
	Woori Bank Europe	—	44,099	22,883	—	21,216
	Consolidated SPC	22,509	382,343	362,802	(2,601)	39,449

Associates	Well to Sea No.3 Private Equity Fund	4,490	—	4,490	—	—
	Lotte Card Co., Ltd.	7,500	—	—	—	7,500
	Korea Finance Security Co., Ltd.	1,800	1,597	—	—	3,397

Other related Parties	Woori Investment Bank Co., Ltd. and its subsidiaries(*3)	24,000	30,900	47,300	—	7,600
	Woori Card Co., Ltd. and its subsidiaries(*3)	4,631	—	—	(279)	4,352
	Woori Finance Capital and its subsidiaries(*4)	—	70,000	—	—	70,000

		For the year ended December 31, 2019
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*1)
Subsidiaries	PT Bank Woori Saudara Indonesia 1906 Tbk	368,973	510,407	614,424	12,916	277,872
	Woori Global Markets Asia Ltd.	354,364	1,032,745	939,915	5,633	452,827
	Woori Bank China Ltd.	325,060	453,440	580,291	10,195	208,404
	AO Woori Bank	54,687	290,225	266,835	444	78,521
	Banco Woori Bank do Brasil S.A.	1,006	1,907	2,913	—	—
	Woori Finance Cambodia PLC.	69,099	30,624	2,883	2,499	99,339
	Woori Finance Myanmar Co., Ltd.	4,472	2,403	—	72	6,947
	Woori Bank Vietnam Ltd.	16,883	650	4,805	773	13,501
	WB Finance Co., Ltd.	122,991	122,328	2,892	3,027	245,454
	Woori America Bank	15,350	15,569	15,350	—	15,569
	Consolidated SPC	2,882	20,790	613	(550)	22,509

Associates	Well to Sea No.3 Private Equity Fund	1,857	2,633	—	—	4,490
	Lotte Card Co., Ltd.	—	7,500	—	—	7,500
	Korea Finance Security Co., Ltd.	—	1,800	—	—	1,800

Other related Parties	Woori Investment Bank Co., Ltd. and its subsidiaries(*3)	37,900	21,300	35,200	—	24,000
	Woori Card Co., Ltd. and its subsidiaries(*3)	—	4,551	—	80	4,631

(*1)	Settlement payment from normal operation among the related parties were excluded, and in the case of a limited loan, it was presented as a net increase or decrease.
(*2)	Mergers between subsidiaries occurred for the year ended December 31, 2020.
(*3)	This related party was transferred as a subsidiary of Woori Financial Group Inc. for the year ended December 31, 2019.
(*4)	This related party was transferred as a subsidiary of Woori Financial Group Inc. for the year ended December 31, 2020.

(5)	Changes in major deposits due to customers with related parties for the years ended December 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2020
Related parties		Beginning balance	Borrowings	Repayment and others	Ending balance (*)
Parent company	Woori Financial Group	1,130,000	3,800,000	4,480,000	450,000
Subsidiaries	Woori Global Markets Asia Ltd.	2,316	—	2,316	—
	W Service Networks Co., Ltd.	1,180	1,180	1,180	1,180
	Chin Hung International Inc	400	—	400	—
	Partner One Value Up No.1 Private Equity Fund	1,150	1,737	2,024	863
	Korea Credit Bureau Co., Ltd.	—	1,000	—	1,000
Other related parties	Woori Investment Bank Co., Ltd. and its subsidiaries	2,000	—	—	2,000
	Woori Finance Research Institute Co., Ltd.	—	5,200	3,700	1,500
	Woori Credit Information Co., Ltd.	14,199	12,000	12,000	14,199
	Woori Fund Service Co., Ltd.	10,000	14,600	15,300	9,300
	Woori asset trust Co., Ltd.	15,000	141,153	122,153	34,000

(*)	The details of payments made between related parties and the deposits due to customers that can be taken in and out easily are excluded.

		For the year ended December 31, 2019
Related parties		Beginning balance	Borrowings	Repayment and others	Ending balance (*1)
Parent company	Woori Financial Group	—	2,730,000	1,600,000	1,130,000
Subsidiaries	Woori Global Markets Asia Ltd.	—	2,316	—	2,316
Associates	Saman Corporation(*2)	2,436	86	—	2,522
	W Service Networks Co., Ltd.	1,180	1,460	1,460	1,180
	Chin Hung International Inc	765	400	765	400
	Korea Credit Bureau Co., Ltd.	6,000	—	6,000	—
	Partner One Value Up No.1 Private Equity Fund	1,403	1,617	1,870	1,150
	Korea Finance Security Co., Ltd.	535	25	560	—
Other related parties	Woori Investment Bank Co., Ltd. and its subsidiaries	1,000	1,000	—	2,000
	Woori Finance Research Institute Co., Ltd.	1,800	3,700	5,500	—
	Woori Credit Information Co., Ltd.	13,199	12,000	11,000	14,199
	Woori Fund Service Co., Ltd	7,900	10,000	7,900	10,000
	Woori asset trust. Ltd	—	15,000	—	15,000

(*1)	The details of payments made between related parties and the deposits due to customers that can be taken in and out easily are excluded.
(*2)	Due to a loss of significant influence for the year ended December 31,2020, the entity is excluded from related parties.

(6)	Major borrowing transactions with related parties for the years ended December 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2020
Related parties		Beginning balance	Borrowings	Repayment	Others	Ending balance
Subsidiaries	Woori Global Markets Asia Ltd.	3,167	—	—	(177)	2,990
	Woori Bank Vietnam Ltd.	75,338	207,915	99,379	—	183,874
Other related parties	Woori Card Co., Ltd. and its subsidiaries	17,609	192,043	195,030	—	14,622

		For the year ended December 31, 2019
Related parties		Beginning balance	Borrowings	Repayment	Others	Ending balance
Subsidiaries	Woori Global Markets Asia Ltd.	3,041	51,011	51,011	126	3,167
	Woori Bank Vietnam Ltd.	16,772	255,022	195,751	(705)	75,338
Other related parties	Woori Card Co., Ltd. and its subsidiaries	11,428	223,893	217,712	—	17,609

(7)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	Warranty	December 31, 2020	December 31, 2019
Woori Card Co., Ltd. and its subsidiaries	Unused loan commitment	500,000	500,000
Woori Investment Bank Co., Ltd. and its subsidiaries	Unused loan commitment	100,000	50,000
Woori Finance Capital and its subsidiaries	Unused loan commitment	414,756	—
PT Bank Woori Saudara Indonesia 1906 Tbk	Confirmed guarantees in foreign currencies and others	67,294	109,673
Woori Bank China Ltd.	Confirmed guarantees in foreign currencies and others	46,199	84,801
AO Woori Bank	Confirmed guarantees in foreign currencies	22,646	29,888
Banco Woori Bank do Brasil S.A.	Confirmed guarantees in foreign currencies and others	19,412	25,686
Woori Global Markets Asia Ltd.	Confirmed guarantees in foreign currencies	151,763	247,327
Woori Bank Europe	Confirmed guarantees in foreign currencies	18,802	1,492
Woori Finance Cambodia PLC.	Unused loan commitment	—	5,789
	Loan commitment in foreign currency	—	22,230
Woori Finance Myanmar PLC.	Confirmed guarantees in foreign currencies	26,486	—
Woori Bank Vietnam Ltd.	Confirmed guarantees in foreign currencies and others	71,486	50,276
WB Finance Co., Ltd.	Unused loan commitment	38,624	5,210
	Loan commitment in foreign currency	—	4,052
Consolidated SPC	Loan commitment in local currency	2,525,860	2,206,740
	Unused loan commitment	6,658	4,756
Chin Hung International Inc.	Unused loan commitment	15,874	31,749
Well to Sea No. 3 Private Equity Fund	Unused loan commitment	—	210,510
Korea Finance Security Co., Ltd.	Unused loan commitment	603	200
Lotte Card Co., Ltd.	Unused loan commitment	500,000	150,000

For the guarantee provided to the related parties, the amount the Bank recognized as provisions for guarantees is 5,326 million and 4,562 million Won, as of December 31, 2020 and December 31, 2019, respectively.

As of December 31, 2020 and 2019, Guarantee and unused commitments provided from the above mentioned related parties are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019	Warranty
Woori Card Co., Ltd. and its subsidiaries	174,087	167,880	Loan commitment in local currency

(8)	Commitments of derivatives to the related parties are as follows (Unit: Korean Won in millions):

	Warranty	December 31, 2020	December 31, 2019
Woori Card Co., Ltd. and its subsidiaries	Unsettled commitment	308,800	100,000
Woori Finance Capital and its subsidiaries	Unsettled commitment	210,000	—
Woori G Japan Private Real Estate Investment Trust No. 1-1	Unsettled commitment	20,332	—
Woori Bank China Ltd.	Unsettled commitment	17,708	964
Korea BTL Infrastructure Fund		240,078	240,078
Consolidated SPC	Unsettled commitment	2,162,000	2,052,750
Consolidated securities	Unsettled commitment	276,141	1,274
Well to Sea No.3 Private Equity Fund	Unsettled commitment	—	584,377
Together-Korea Government Private Pool Private Securities Investment Trust No.3	Unsettled commitment	990,000	—
Woori-Q Corporate Restructuring Private Equity Fund	Unsettled commitment	26,884	—
PCC-Woori LP Secondary Fund	Unsettled commitment	1,750	—
Union Technology Finance Investment Association	Unsettled commitment	10,500	—
IBK KIP Seongjang Dideemdol No. 1 Private Investment Ltd Partnership	Unsettled commitment	9,704	—
Genesis Environmental Energy Company No. 1 Private Equity Partnership	Unsettled commitment	916	—
Crevisse Raim Impact No.1 Startup Venture Specialist Private Equity Fun	Unsettled commitment	550	—
Woori-Shinyoung Growth-Cap Private Equity Fund No.1	Unsettled commitment	8,982	—
Woori Innovative Growth Professional Investment Type Private Investment Trust No.1	Unsettled commitment	32,450	—
Woori Innovative Growth Professional Investment Type Private Investment Trust No.2	Unsettled commitment	43,450	—
Heungkuk Woori Tech Company Private Placement Investment Trust No. 1	Unsettled commitment	1,274	—
Woori G North America Energy Infrastructure Private Placement Investment Trust No.1	Unsettled commitment	14,652	—
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No.1	Unsettled commitment	34,772	—
Woori G Infrastructure New Deal Specialized Investment Private Equity Investment Trust No. 1	Unsettled commitment	196,285	—
Woori G Woori Bank Partners Private Placement Investment Trust No. 1	Unsettled commitment	326,296	—
Woori G Private Placement Investment Trust No. 1	Unsettled commitment	156,197	—
JC Assurance Private Equity Fund No.2	Unsettled commitment	1,054	—
Woori Seoul Expressway Private Placement Investment Trust No.1	Unsettled commitment	41,393	—
Woori G Clean Energy Private Placement Investment Trust No.1	Unsettled commitment	7,485	—
Woori G Senior Loan Private Placement Investment Trust No.1	Unsettled commitment	50,515	—

(9)	Major investment and recovery transactions

The details of major investment and recovery transactions with related parties for the year ended December 31, 2020 are as follows(Unit: Korean Won in millions):

The same parent company and its associates	Investment and others (*)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.1	22,550
Woori Innovative Growth Professional Investment Type Private Investment Trust No.2	11,550
Woori G Japan Private Real Estate Investment Trust No. 1-1	9,051
Heungkuk Woori Tech Company Private Placement Investment Trust No. 1	18,757
Woori G North America Energy Infrastructure Private Placement Investment Trust No.1	1,713
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No.1	33,833
Woori G Infrastructure New Deal Specialized Investment Private Equity Investment Trust No. 1	3,715
Woori G Private Placement Investment Trust No. 1	43,525
Woori G Private Placement Investment Trust No. 2	20,000
Woori G Woori Bank Partners Private Placement Investment Trust No. 1	165,245
Woori G Senior Loan Private Placement Investment Trust No.1	49,290
JC Assurance Private Equity Fund No.2	18,946
Dream Enterprise Growth No.1 Private Equity Fund	5,000
Hyundai Motor Securities Orients No.1 New Technology Private Equity Fund	10,000
High Plus Short-Term Excellent ESG Investment Trust No.1	70,000
Woori Goseong Thermal Power Plant EBL Private Placement Investment Trust	14,915
Woori Seoul Expressway Private Placement Investment Trust No.1	5,590
Woori G Clean Energy Private Placement Investment Trust No.1	1,015

(*)	The amount recovered does not exist for the year ended December 31, 2020.

(10)	Compensation to key management is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Short-term employee benefits	11,767	9,744
Share-based payment	2,314	1,965
Retirement benefit service costs	405	364

Total	14,486	12,073

The key management are registered and non-registered executives of Bank and members of the Woori Financial Group Management Council. Outstanding assets from transactions with key management amount to 3,888 million Won and 2,414 million Won, as of December 31, 2020 and 2019, respectively, and with respect to the assets, the Bank has not recognized any allowance nor related impairment loss due to credit losses. Also, liabilities from transaction with key management amount to 11,155 million Won and 6,543 million Won, respectively, as of December 31, 2020 and 2019.

(11)	The Bank and Woori Credit Card Co., Ltd. and its subsidiaries are liable to jointly reimburse the bank debts before the split.

(12)	The amount of the bank`s purchase and disposal of bonds through Woori investment Bank Co., Ltd. is 1,105,631 million Won and 30,239 million won, respectively, for the year ended December 31, 2020.

(13)	For the year ended December 31, 2020, Woori Financial Group’s paid-in capital increase to Woori Bank is 998,887 million won.

(14)

For the year ended December 31, 2020, the Bank sold the preferred purchase right to Woori Financial Group Inc. of which underlying asset is Woori Financial Capital (formerly Aju Capital) is 60,158 million won.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Bank are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	December 31, 2020	December 31, 2019	For the years ended December 31
			2020	2019
Trust accounts	64,317,167	60,288,399	886,210	1,118,746

(2)	Receivables and payables from the transactions between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Receivables
Trust fees receivables	34,239	31,533

Payables
Deposits due to customers	353,598	392,453
Borrowings from trust accounts	1,791,682	2,730,806

Total	2,145,280	3,123,259

(3)	Significant transactions between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Revenue:
Trust fees	92,654	171,072
Termination fees	1,430	488

Total	94,084	171,560

Expense:
Interest expenses on deposits due to customers	1,502	6,684
Interest expenses on borrowings from trust accounts	17,281	40,489

Total	18,783	47,173

(4)	Principal guaranteed trusts and principal and fixed rate of return guaranteed trusts

i)	As of December 31, 2020 and 2019, the carrying of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Partial principal guaranteed trusts:
Household money	9,179	9,430
Corporate money	625	630
Installment plan purpose	1,596	1,651

Sub-total	11,400	11,711

Principal guaranteed trusts:
Old-age pension trusts	3,112	3,298
Personal pension trusts	505,762	516,913
Pension trusts	813,323	824,735
Retirement trusts	29,528	34,374
New personal pension trusts	7,671	7,807
New old-age pension trusts	1,297	1,742

Sub-total	1,360,693	1,388,869

Principal and interest guaranteed trusts:
Development trusts	19	19
Unspecified money trusts	349	871

Sub-total	368	890

Total	1,372,461	1,401,470

ii)

As of December 31, 2020 and 2019, the amounts that the Bank has to pay by the operating results of the principal guaranteed trust or the principal and return guaranteed trust contracts are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Liabilities for the account (subsidy for trust account adjustment)	16	35

47.	LEASES

(1)	The future lease payments under lease contracts as of December 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Lease payments
Within one year	134,908	123,173
After one year but within five years	126,864	147,182
After five years	10,821	13,170

Total	272,593	283,525

(2)	Total cash outflows from leases are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Cash outflows from leases	158,725	177,823

(3)	There are no lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is of low value.

(4)

As described in Note 2, the bank applies a simple method that does not assess as to whether the rent discount as a direct result of COVID-19 is a lease modification. As a result, the amount recognized in profit or loss during the reporting period is 20,600 million Won to reflect changes in lease payments arising from the discount.